As filed with the Securities and Exchange Commission on September 25, 2006

Registration No. 333-137445

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CBEYOND, INC.

(Exact name of registrant as specified in its charter)

Delaware	4813	59-3636526
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

320 Interstate North Parkway, Suite 300

Atlanta, Georgia 30339

(678) 424-2400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James F. Geiger

Chairman, President and Chief Executive Officer

Cbeyond, Inc.

320 Interstate North Parkway, Suite 300

Atlanta, Georgia 30339

(678) 424-2400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher L. Kaufman, Esq. Joel H. Trotter, Esq. Latham & Watkins LLP 555 Eleventh Street, N.W. Washington, D.C. 20004 (202) 637-2200	John T. Gaffney, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September 25, 2006

Prospectus

3,576,087 Shares

Common Stock

Certain of our stockholders identified in this registration statement are offering 3,576,087 shares of our common stock to the public.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is traded on the Nasdaq Global Market under the symbol “CBEY.” The last reported sale price of our common stock on September 22, 2006 was $27.05 per share. We changed our name from “Cbeyond Communications, Inc.” to “Cbeyond, Inc.,” effective as of July 13, 2006.

Investing in the shares involves risks. See “ Risk factors” beginning on page 9.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to selling stockholders	$	$

The underwriters have a 30-day option to purchase up to 536,413 additional shares of common stock from the selling stockholders on the same terms and conditions set forth above. The option may be exercised solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares offered to the public on or about                     , 2006.

JPMorgan	Deutsche Bank Securities

Raymond James

ThinkEquity Partners LLC

Craig-Hallum Capital Group LLC

The date of this prospectus is                     , 2006.

Business-Grade Voice, Broadband, Mobile and Applications

for Your Small Business

MOBILE

Voice, Email, Internet, SMS, BlackBerry®

SECURITY

PC Backup, Virus Protection, Managed Firewall

MESSAGING

Email with SpamBlocker, Voicemail, Whalemail, Fax to Email

SELL

Web Hosting, Web Kiosk, Toll Free, Directory Listing

WORK ANYWHERE

VPN Site-to-Site, VPN Remote User, Calling Card, BeyondOffice: T-1 at home for executives

TEAMWORK

Conferencing, Filesharing

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information regarding us and our common stock, including our consolidated financial statements and the related notes, appearing elsewhere in this prospectus.

Cbeyond, Inc.

Overview

We provide managed Internet Protocol-based communications services to our target market of small businesses in select large metropolitan areas. Our services include local and long distance voice services, broadband Internet access, mobile voice and data, email, voicemail, web hosting, secure backup and file sharing, fax-to-email and virtual private network. Our voice services (other than our mobile voice and data services) are delivered using Voice over Internet Protocol, or VoIP technology, and all such services are delivered over our secure all-Internet Protocol, or IP, network. We offer our mobile voice and data services via our mobile virtual network operator relationship with a nationwide wireless network provider. We provide quality of service and achieve network and call reliability comparable to that of traditional phone networks while incurring significantly lower capital expenditures and operating costs. We believe our all-IP network platform enables us to deliver an integrated bundle of communications services that may otherwise be unaffordable or impractical for our customers to obtain. We manage all aspects of our service offerings for our customers, including installation, provisioning, monitoring, proactive fault management and billing.

We first launched our service in Atlanta in April 2001 and now also operate in Dallas, Denver, Houston, Chicago and Los Angeles. As of June 30, 2006, we were providing communications services to 23,714 customer locations.

We believe that the attractive value proposition of our integrated bundled communications service offering and our ability to successfully replicate our business model in new markets have enabled us to achieve significant growth. Primarily driven by our growth in new customers, our revenues grew from $65.5 million in 2003 to $113.3 million in 2004 and to $159.1 million in 2005. Revenues were $100.1 million in the first six months of 2006. Our net operating losses have decreased over this same period, from $25.7 million in 2003 to $7.3 million in 2004. We had operating income of $1.3 million in 2005 and $1.1 million in the first six months of 2006.

Our IP/VoIP network architecture.    We deliver our services (other than our mobile voice and data services) over a single, private all-IP network using a high speed T-1 connection, or multiple T-1 connections, rather than the public Internet. Our network allows us to provide a wide array of voice and data services, attractive service features (such as online additions and changes), quality of service and network and call reliability comparable to that of traditional telephone networks. We believe our network requires significantly lower capital expenditures and operating costs compared to traditional service providers using legacy circuit-switched technologies, which require separate networks to provide voice and data services.

Our target market and value proposition.    Our target market is businesses with 5 to 249 employees in large metropolitan cities, using four or more phone lines. According to 2005 Dun &

Bradstreet data, there are approximately 1.4 million businesses with 5 to 249 employees in the 25 largest markets in the United States. We are currently in six of these markets and plan to launch service in at least five additional markets by the end of 2009, including three new markets by the end of 2007.

We provide each of our integrated packages of managed services at a competitively priced, fixed monthly fee. Certain enhanced services are available as optional add-ons, and we charge per-minute fees for long distance telephone and cellphone usage in excess of included plan minutes. We believe that we provide a differentiated value proposition to our customers, most of which do not have dedicated in-house resources to fully address their communications requirements, that value the ease of use and services we offer. Our primary competitors, the traditional local telephone companies, do not generally offer packages of similar managed services to our target market. We believe that our value proposition, along with our fixed-length contracts, have contributed to our low historical monthly customer churn rate of 1.0%. Churn rate is a significant statistic for communications service providers, which compete for other providers’ customers. We calculate our monthly customer churn rate by dividing the number of customers who discontinue service with us during a month by the total number of customers at the beginning of that month.

VoIP technology and business models

VoIP technology enables the convergence of voice and data services onto one integrated network using technologies that digitize voice communications into IP packets for transport on either private, managed IP networks or over the public Internet. As VoIP technology has matured over the past decade, service providers have utilized its capabilities to establish business models that vary both in terms of the type of service they deliver and the target end-customer.

	Public internet / Best efforts		Managed networks
	Long distance/ Calling card VoIP	PC-to-PC/ Broadband VoIP	Cable broadband VoIP	Private managed VoIP networks

Service	Inexpensive long distance calls	Inexpensive voice calls	Integrated VoIP and broadband Internet access	Integrated VoIP, broadband Internet access, enhanced data services

Target Customers	Consumers, wholesale	Consumers, small offices, home offices	Consumers	Businesses

Network	Public Internet	Public Internet	Cable infrastructure	Leased and owned infrastructure

Examples	Net2Phone	Skype, Vonage	Cablevision, Time Warner Cable	Cbeyond

Our strategy

We intend both to grow our business in our current markets and to replicate our approach in additional markets. To achieve our goal of profitably delivering sophisticated communications tools to small businesses in our current and future markets, we have adopted a strategy with the following principal components:

•	Focus solely on the small-business market in large metropolitan areas. We target small businesses, most of which do not have dedicated in-house resources to address their communications requirements fully and place a high value on customer support. By focusing exclusively on small business customers, we believe we are able to differentiate ourselves from larger service providers and deliver superior service that small business customers value.

•	Offer comprehensive packages of managed IP and mobile communications services. We seek to be the single-source provider of our customers’ wireline local and long distance voice services, mobile services and data communications needs. All of our customers subscribe to one of our integrated BeyondVoice packages of applications. Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus additional value-added applications. All of our services (other than our mobile voice and data services) are delivered over high-capacity T-1 connections. We do not offer our local and long distance voice services and broadband Internet access applications on an unbundled basis. We offer our services, including our recently introduced mobile voice and data services, only under fixed-length, flat-rate contracts. We believe that this approach results in high average revenue per customer location and a low customer churn rate. Beginning in the first quarter of 2006, we added mobile voice and data services, including wireless email, wireless synchronization of calendar and contacts and wireless web browsing to our service offerings. We also plan to offer integrated mobile/wireline applications such as unified messaging, one number service and simultaneous ring. These mobile services are and will only be offered in conjunction with our core BeyondVoice package, and we do not plan to offer mobile services on a stand-alone basis. Rather, we offer our customers a bundled mobile and wireline offering with one bill and shared minutes across their business.

•	Increase penetration of enhanced services to our customer base. We seek to achieve higher revenue and margin per customer, increase customer productivity and satisfaction and reduce customer churn by providing enhanced services in addition to our local and long distance voice services and broadband Internet access applications. As of June 30, 2006, our average customer used a total of 5.2 applications, whether as part of a package or purchased as an additional service.

•	Focus sales and marketing resources on achieving significant market penetration. We have chosen to focus our sales and marketing efforts on only six markets to date, including the launch of the Los Angeles market in March 2006. We believe that this approach allows us to serve our small business customers more effectively and grow market share in these markets. We will continue to deploy a relatively large direct sales force in each of the markets that we enter, in contrast to many of our competitors, which have deployed smaller sales forces in a greater number of markets. We believe that our approach has resulted in our obtaining market share and profitability at a faster rate and better financial results in comparison to having a sales presence in more markets.

•	Replicate our business model in new markets. We currently operate in six markets and intend to expand into at least five additional markets by the end of 2009, including three new markets by the end of 2007. Each time we expand into a new market, we adhere to the same process for selecting, preparing, launching and operating in those markets. In launching our business in a new market, we use the same disciplined financial and operational reporting system to enable us to closely monitor our costs, market penetration and provisioning of customers and maintain consistent standards across all of our markets.

Our strengths

We focus on rapidly growing a loyal customer base, while maintaining capital and operating efficiency. We believe we benefit from the following strengths:

•	Our all-IP network. We are able to provide a wide range of enhanced communications services in a cost-efficient manner over a single network, in contrast to traditional communications providers which may require separate, incremental networks or substantial network upgrades in order to support similar services. Our all-IP network architecture allows us to provide a comprehensive package of managed communications services including VoIP, with high network reliability and high quality of service.

•	Capital efficiency. We believe that our business approach requires lower capital and operating expenditures to bring our markets to positive cash flow compared to communications carriers using legacy technologies and operating processes. In addition, our deployment of capital is largely success-based, meaning we incur incremental capital expenditures only as our customer base grows. Historically, approximately 85% of our market-specific capital expenditures have been success-based.

•	Our automated and integrated business processes. We believe that the combination of our disciplined approach to sales, installation and service, together with our automated business processes, allow us to streamline our operations and maintain low operating costs. Our front and back office systems are highly automated and integrated to synchronize multiple tasks, including installation, billing and customer care. We believe this allows us to lower our customer service costs, efficiently monitor the performance of our network and provide responsive customer support.

•	Our highly regimented but personalized sales model. We believe we have a distinctive approach to recruiting, training and deploying our direct sales representatives, which ensures a uniform sales culture and an effective means of acquiring new customers. Our direct sales representatives follow a disciplined daily schedule and meet face-to-face with customers each day as part of a transaction-oriented but personalized and consultative selling process.

•	Our experienced management team with focus on operating excellence. Our senior management team has substantial industry experience. Our top three executive officers have an average of 20 years of experience in the communications industry and have worked at a broad range of communications companies, both at startups and mature businesses, including local telephone companies, long distance carriers, competitive carriers, web hosting companies, Internet and data providers and mobile communications providers.

•	Our strong balance sheet and liquidity position. As of June 30, 2006, we had a strong balance sheet with over $32.0 million in cash, cash equivalents and marketable securities and no debt. We believe that cash flows from operations and cash on hand will be sufficient to fund our capital expenditures and operating expenses, including those related to our current plans to expand into at least five additional markets by the end of 2009, including three new markets by the end of 2007. In addition, we have an undrawn $25.0 million revolving line of credit with Bank of America that is secured by substantially all of our assets.

Our principal executive offices are located at 320 Interstate North Parkway, Suite 300, Atlanta, Georgia 30339. Our telephone number is (678) 424-2400 and our website address is http://www.cbeyond.net. Information contained on our website is not a prospectus and does not constitute part of this prospectus. On July 13, 2006, we changed our corporate name from “Cbeyond Communications, Inc.” to “Cbeyond, Inc.” to reflect our growing managed services profile.

The offering

Common stock offered
by the selling stockholders	3,576,087 shares

Common stock to be
outstanding after this offering	27,300,606 shares

Over-allotment option	536,413 shares

Common stock to be outstanding after this offering if over-allotment option exercised	27,337,086 shares

Use of proceeds from this offering	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.

Nasdaq Global Market symbol	“CBEY”

Unless we indicate otherwise, all information in this prospectus:

•	excludes 3,919,890 shares that may be issued upon the exercise of options outstanding as of September 22, 2006, of which 1,968,782 are currently exercisable, at a weighted average purchase price of $8.52 per share and 1,260,561 shares that are reserved for issuance pursuant to our stock option plans;

•	includes 164,000 shares issuable pursuant to options that are being exercised to provide shares that are being sold in this offering; and

•	assumes no exercise of the underwriters’ over-allotment option.

Risk factors

You should carefully read and consider the information set forth in “Risk factors” beginning on page 9 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

Summary consolidated financial data

The following table summarizes our financial and other operating data for the periods indicated. Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Capitalization,” “Selected consolidated financial and operating data,” “Management’s discussion and analysis of financial condition and results of operations” and with our consolidated financial statements and their related notes included elsewhere in this prospectus.

	Year ended December 31,			Six months ended June 30,
(dollars in thousands, except average revenue per customer location)	2003	2004	2005	2005	2006

Statement of operations data:
Revenue	$65,513	$113,311	$159,097	$73,358	$100,112

Operating expenses:
Cost of service (exclusive of depreciation and amortization of $12,947, $17,611, $20,038, $9,783 and $10,938, respectively, shown separately below)	21,815	31,725	47,161	21,824	31,251
Selling, general and administrative (exclusive of depreciation and amortization of $8,324, $5,036, $4,122, $1,869 and $2,503, respectively, shown separately below)	48,085	65,159	86,453	41,288	54,329
Write-off of public offering costs	—	1,103	—	—	—
Depreciation and amortization	21,271	22,647	24,160	11,652	13,441

Total operating expenses	91,171	120,634	157,774	74,764	99,021

Operating income (loss)	(25,658)	(7,323)	1,323	(1,406)	1,091

Other income (expense):
Interest income	715	637	1,325	508	799
Interest expense	(2,333)	(2,788)	(2,424)	(1,315)	(46)
Gain from write-off of carrying value in excess of principal	—	—	4,060	—	—
Loss on disposal of property and equipment	(1,986)	(1,746)	(539)	(273)	(293)
Other expense, net	(220)	(236)	(9)	(22)	—

Income (loss) before income taxes	(29,482)	(11,456)	3,736	(2,508)	1,551
Income tax expense	—	—	—	—	(125)

Net income (loss)	$(29,482)	$(11,456)	$3,736	$(2,508)	$1,426

Other operating data:
Customer locations(1)	9,687	14,713	20,347	17,435	23,714
Average monthly churn rate(2)	1.0%	1.0%	1.0%	1.0%	1.0%
Average monthly revenue per customer location(3)	$771	$774	$756	$761	$757
Employees(4)	428	586	707	665	830

	As of December 31,		As of June 30,
(in thousands)	2004	2005	2006

Balance sheet data (at period end):
Cash and cash equivalents	$22,860	$27,752	$29,007
Marketable securities	14,334	10,170	3,000
Working capital	8,776	13,203	10,604
Total assets	99,203	114,832	121,987
Long-term debt, including current portion	70,331	—	—
Convertible preferred stock	78,963	—	—
Stockholders’ equity (deficit)	(73,573)	74,586	79,971

	Year ended December 31,			Six months ended June 30,
(in thousands, except per share data)	2003	2004	2005	2005	2006

Other financial data:
Capital expenditures(5)	$26,205	$23,741	$29,766	$10,364	$22,545
Net cash provided by (used in) operating activities	$(5,895)	$13,468	$29,647	$7,985	$14,726
Net cash provided by (used in) investing activities	$4,625	$(3,512)	$(17,473)	$(1,746)	$(15,044)
Net cash provided by (used in) financing activities	$927	$7,777	$(7,282)	$(5,601)	$1,573
Net income (loss) attributable to common stockholders per common share, basic	$(310.75)	$(143.71)	$(1.16)	$(50.18)	$$0.05
Net income (loss) attributable to common stockholders per common share, diluted	$(310.75)	$(143.71)	$(1.16)	$(50.18)	$$0.05
Weighted average common shares outstanding, basic(6)	115	129	4,159	147	26,696
Weighted average common shares outstanding, diluted(6)	115	129	4,159	147	27,779

Segment financial data:
Revenue:
Atlanta	$27,033	$42,236	$53,719	$25,402	$30,795
Dallas	19,813	33,129	42,277	20,035	24,591
Denver	18,667	35,051	47,916	22,494	28,542
Houston	—	2,895	13,051	5,128	11,519
Chicago	—	—	2,134	299	4,456
Los Angeles	—	—	—	—	209

Total revenue	$65,513	$113,311	$159,097	$73,358	$100,112

Operating income (loss):
Atlanta	$7,384	$18,922	$24,255	$11,505	$15,166
Dallas	678	7,281	13,374	5,625	8,177
Denver	2,568	13,404	19,773	9,142	12,720
Houston	(210)	(4,658)	(285)	(879)	1,887
Chicago	—	(568)	(6,090)	(3,476)	(2,347)
Los Angeles	—	—	(382)	—	(2,614)
Corporate	(36,078)	(41,704)	(49,322)	(23,323)	(31,898)

Total operating income (loss)	$(25,658)	$(7,323)	$1,323	$(1,406)	$1,091

	Year ended December 31,			Six months ended June 30,
(in thousands, except per share data)	2003	2004	2005	2005	2006

Non-GAAP financial data:
Adjusted EBITDA (7)
Atlanta	$11,851	$24,986	$30,174	$14,541	$18,026
Dallas	4,235	12,353	18,561	8,268	10,922
Denver	5,230	17,750	24,954	11,709	15,265
Houston	(187)	(3,954)	1,377	(190)	3,121
Chicago	—	(565)	(5,470)	(3,318)	(1,696)
Los Angeles	—	—	(382)	—	(2,467)
Corporate	(25,495)	(33,768)	(43,407)	(20,612)	(26,593)

Total adjusted EBITDA	$(4,366)	$16,802	$25,807	$10,398	$16,578

(1)	Denotes individual customer locations and excludes our employees, the employees of Cisco Capital Systems, Inc. and certain third parties selling our services, determined at period end.

(2)	Calculated for each period as the average of monthly churn, which is defined for a given month as the number of customer locations disconnected in that month divided by the number of customer locations on our network at the beginning of that month.

(3)	Calculated as the revenue for a period divided by the average of the number of customer locations at the beginning of the period and the number of customer locations at the end of the period, divided by the number of months in the period.

(4)	Employees include all full-time employees and exclude temporary workers and contractors.

(5)	Represents cash and non-cash purchases of property and equipment on a combined basis.

(6)	2003, 2004 and the six months ended June 30, 2005 do not give effect to the conversion of any outstanding shares of our series B preferred stock and series C preferred stock into common stock which occurred in November 2005.

(7)	Adjusted EBITDA is not a substitute for operating income, net income, or cash flow from operating activities as determined in accordance with generally accepted accounting principles, or GAAP, as a measure of performance or liquidity. We define adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization expenses, excluding, when applicable, non-cash stock option compensation, write-off of public offering costs and gain recognized on troubled debt restructuring, gain from write-off of carrying value in excess of principal, loss on disposal of property and equipment and other non-operating income or expense. We provide information relating to our total adjusted EBITDA so that investors have the same data that our management employs in assessing the overall operation of our business. Total adjusted EBITDA allows our chief operating decision maker to assess the performance of our business on a consolidated basis that corresponds to the measure used to assess the ability of our operating segments to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures. In particular, total adjusted EBITDA permits a comparative assessment of our operating performance, relative to our performance based on our GAAP results, while isolating the effects of depreciation and amortization, which may vary among segments without any correlation to their underlying operating performance, and of non-cash stock option compensation, which is a non-cash expense that varies widely among similar companies. See “Non-GAAP financial measures” for a more detailed discussion of our reasons for including adjusted EBITDA data in this prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth a reconciliation of total adjusted EBITDA to net income (loss):

	Year ended December 31,			Six months ended June 30,
(in thousands)	2003	2004	2005	2005	2006

Reconciliation of total adjusted EBITDA to Net income (loss):
Total adjusted EBITDA for reportable segments	$(4,366)	$16,802	$25,807	$10,398	$16,578
Depreciation and amortization	(21,271)	(22,647)	(24,160)	(11,652)	(13,441)
Non-cash stock option compensation	(21)	(375)	(324)	(152)	(2,046)
Write-off of public offering costs	—	(1,103)	—	—	—
Interest income	715	637	1,325	508	799
Interest expense	(2,333)	(2,788)	(2,424)	(1,315)	(46)
Gain from write-off of carrying value in excess of principal	—	—	4,060	—	—
Loss on disposal of property and equipment	(1,986)	(1,746)	(539)	(273)	(293)
Other expense, net	(220)	(236)	(9)	(22)	—
Income tax expense	—	—	—	—	(125)

Net income (loss)	$(29,482)	$(11,456)	$3,736	$(2,508)	$1,426

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks related to our business

We have not been profitable on a consistent basis and we may not continue to be profitable in the future.

We have experienced significant losses in the past. For the years ended December 31, 2003, 2004 and 2005, we recorded net losses of approximately $29.5 million, $11.5 million and $0.3 million (excluding the gain of $4.1 million from the payoff of our debt), respectively, and for the six months ended June 30, 2006, we recorded net income of approximately $1.4 million. We recorded operating losses of approximately $25.7 million and $7.3 million for the years ended December 31, 2003 and 2004, respectively, and operating income of approximately $1.3 million and $1.1 million for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively. As of June 30, 2006, we had an accumulated deficit of approximately $154.4 million. We have only recently generated sufficient cash flow from operations to fund our expenses and may not continue to do so as we launch new markets or products. We have not been profitable on a consistent basis and we may not continue to be profitable in the future.

We face intense competition from other providers of communications services that have significantly greater resources than we do. Several of these competitors are better positioned to engage in competitive pricing, which may impede our ability to implement our business model of attracting customers away from such providers.

The market for communications services is highly competitive. We compete, and expect to continue to compete, with many types of communications providers, including traditional local telephone companies. In the future, we may also face increased competition from cable companies, new VoIP-based service providers or other managed service providers with similar business models to our own. We integrated mobile services with our existing services in the first quarter of 2006 and face competition from mobile service providers as well. Our current or future competitors may provide services comparable or superior to those provided by us, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements.

A substantial majority of our target customers are existing small businesses that are already purchasing communications services from one or more of these providers. The success of our operations is dependent on our ability to persuade these small businesses to leave their current providers. Many of these providers have competitive advantages over us, including substantially greater financial, personnel and other resources, better access to capital, brand name recognition and long-standing relationships with customers. These resources may place us at a competitive disadvantage in our current markets and limit our ability to expand into new markets. Because of their greater financial resources, some of our competitors can also better afford to reduce prices for their services and engage in aggressive promotional activities. Such tactics could have a negative impact on our business. For example, some of our competitors have adopted pricing plans such that the rates that they charge are not always substantially higher, and in some cases are lower, than the rates that we charge for similar services. In addition, other providers are offering unlimited or nearly unlimited use of some of their services for an attractive monthly rate. Any of the foregoing factors could require us to reduce our prices to remain competitive or cause us to lose customers, resulting in a decrease in our revenue.

Increasing use of VoIP technology by our competitors, entry into the market by new providers employing VoIP technology and improvements in quality of service of VoIP technology provided over the public Internet could increase competition.

Our success is based partly on our ability to provide voice and broadband services at a price that customers typically pay for voice services alone by taking advantage of cost savings achieved by employing VoIP technology, as compared to using traditional networks. The adoption of VoIP technology by other communications carriers, including existing competitors such as local telephone companies that currently use legacy technologies, could increase price competition.

Moreover, other VoIP providers could also enter the market. Because networks using VoIP technology can be deployed with less capital investment than traditional networks, there are lower barriers to entry in this market and it may be easier for new entrants to emerge. Increased competition may require us to lower our prices or may make it more difficult for us to retain our existing customers or add new customers.

We believe we generally do not compete with VoIP providers who use the public Internet to transmit communications traffic, as these providers generally do not provide the level and quality of service typically demanded by the business customers we serve. However, future advances in VoIP technology may enable these providers to offer an improved level and quality of service to business customers over the public Internet and with lower costs than using a private network. This development could result in increased price competition.

The success of our expansion plans depends on a number of factors that are beyond our control.

We have grown our business by entering new geographical markets, and we plan to expand into at least five additional markets by the end of 2009, including three new markets by the end of 2007. We have never undertaken such a broad expansion plan and there can be no guarantee that our expansion plans will be successful. Our success in expanding to new markets depends on the following factors:

•	the availability and retention of qualified and effective local management;

•	the overall economic health of the new markets;

•	the number and effectiveness of competitors;

•	our ability to establish a relationship and work effectively with the local telephone company for the provision of access lines to customers; and

•	the maintenance of state regulation that protects us from unfair business practices by local telephone companies or others with greater market power who have relationships with us as both competitors and suppliers.

Our operational support systems and business processes may not be adequate to effectively manage our growth.

Our continued success depends on the scalability of our systems and processes. As of June 30, 2006, none of our individual market operations have supported levels of customer locations in excess of 7,000, and our centralized systems and processes have not supported more than 24,000 customer locations. We cannot be certain that our systems and processes are adequate to support ongoing growth in customers. In addition, our growing managed services profile, including our new mobile services and associated new applications, may create operating inefficiencies and result in service problems if we are unsuccessful in fully integrating such new services into our existing operations. Failure to manage our future growth effectively could harm our quality of service and customer relationships, which could increase our customer churn, result in higher operating costs, write-offs or other accounting charges, and otherwise materially harm our financial condition and results of operations.

We may not be able to continue to grow our customer base at historic rates, which would result in a decrease in the rate of revenue growth.

From December 31, 2004 to December 31, 2005, we experienced an annual growth rate in customer locations of 38%. We may not experience this same growth rate in the future, and we may not grow at all, in our current markets. Future growth in our existing markets may be more difficult than our growth has been to date due to increased or more effective competition in the future, difficulties in scaling our business systems and processes, or difficulty in maintaining sufficient numbers of qualified market management personnel, sales personnel and qualified integrated access device installation service providers to obtain and support additional customers. Failure to continue to grow our customer base at historic rates would result in a corresponding decrease in the rate of our revenue growth.

We depend on third party providers who install our integrated access devices at customer locations. We must maintain relationships with efficient installation service providers in our current cities and identify similar providers as we enter new markets in order to maintain quality in our operations.

The installation of integrated access devices at customer locations is an essential step that enables our customers to obtain our service. We outsource the installation of integrated access devices to a number of different installation vendors in each market. We must ensure that these vendors adhere to the timelines and quality that we require to provide our customers with a positive installation experience. In addition, we must obtain these installation services at reasonable prices. If we are unable to continue maintaining a sufficient number of installation vendors in our markets who provide high quality service at reasonable prices to us, we may have to use our own employees to perform installations of integrated access devices. We may not be able to manage such installations effectively using our own employees with the quality we desire and at reasonable costs.

We depend on local telephone companies for the installation and maintenance of our customers’ T-1 access lines and other network elements and facilities.

Our customers’ T-1 access lines are installed and maintained by local telephone companies in each of our markets. If the local telephone company does not perform the installation properly or in a timely manner, our customers could experience disruption in service and delays in obtaining our services. Since inception, we have experienced routine delays in the installation of T-1 lines by the local telephone companies to our customers in each of our markets, although these delays have not yet resulted in any material impact to our ability to compete and add customers in our markets. Any work stoppage action by employees of a local telephone company that provides us services in one of our markets could result in substantial delays in activating new customers’ lines and could materially harm our operations. Although local telephone companies may be required to pay fines and penalties to us for failures to provide us with these installation and maintenance services according to prescribed time intervals, the negative impact on our business of such failures could substantially exceed the amount of any such cash payments. Furthermore, we are also dependent on traditional local telephone companies for access to their colocation facilities and we utilize certain of their network elements. Failure of these elements or damage to a local telephone company’s colocation facility would cause disruptions in our service.

Some of our services are dependent on facilities and systems maintained by third parties over which we have no control, the failure of which could cause interruptions or discontinuation of some of our services, damage our reputation, cause us to lose customers and limit our growth.

We provide some of our existing services, such as email and web hosting, by reselling to our customers services provided by third parties, and beginning in the first quarter of 2006, we started offering mobile options integrated with our existing services by reselling mobile services provided by an established national third-party mobile carrier. We do not have control over the networks and other systems maintained by these third parties. If our third-party providers fail to maintain their facilities properly or fail to respond quickly to network or other problems, our customers may experience interruptions in the service they obtain from us. Any service interruptions experienced by our customers could negatively impact our reputation, cause us to lose customers and limit our ability to attract new customers.

If we cannot negotiate new (or extensions of existing) interconnection agreements with local telephone companies on acceptable terms, it will be more difficult and costly for us to provide service to our existing customers and to expand our business.

We have agreements for the interconnection of our network with the networks of the local telephone companies covering each market in which we operate. These agreements also provide the framework for service to our customers when other local carriers are involved. We will be required to negotiate new interconnection agreements to enter new markets in the future. In addition, we will need to negotiate extension or replacement agreements as our existing interconnection agreements expire. Most of our interconnection agreements have terms of three years, although the parties may mutually decide to amend the terms of such agreements. If we cannot negotiate new interconnection agreements or renew our existing interconnection agreements on favorable terms or at all, we may invoke binding arbitration by state regulatory agencies. The arbitration process is expensive and time-consuming, and the results of an arbitration may be unfavorable to us. If we are unable to obtain favorable interconnection terms, it would harm our existing operations and opportunities to grow our business in our current and new markets.

The fixed pricing structure for our integrated packages makes us vulnerable to price increases by our suppliers for network equipment and access fees for circuits that we lease to gain access to our customers.

We offer our integrated packages to customers at a fixed price for one, two or three years. If we experience an increase in our costs due to price increases from our suppliers, vendors or third-

party carriers or increases in access, installation, interconnection fees payable to local telephone companies or other fees, we will not be able to pass these increases on to our customers immediately and this could materially harm our results of operations.

We are regulated by the Federal Communications Commission, state public service commissions, and local regulating governmental bodies. Changes in regulation could result in price increases on the circuits that we lease from the local telephone companies or losing our right to lease these circuits from them.

We operate in a highly regulated industry and are subject to regulation by telecommunications authorities at the federal, state and local levels. Changes in regulatory policy could increase the fees we must pay to third parties, make certain required inputs for our network less readily available to us, or subject us to more stringent requirements that could cause us to incur additional operating expenditures.

The T-1 connections we provide to our customers are leased primarily from our competitors, the local telephone companies. The rules of the Federal Communication Commission, or the FCC, adopted under the Telecommunications Act of 1996 generally entitle us to lease these connections at wholesale prices based on incremental costs. It is possible, though we believe unlikely, that Congress will pass legislation in the future that will diminish or eliminate our right to lease such connections at regulated rates. In addition, a court decision in late 2004 led the FCC to eliminate our right to purchase connections at wholesale prices based on incremental costs in some situations. Therefore, the costs we incur to obtain some of these T-1 connections have increased. Our rights of access to the facilities of local telephone companies may also change as a result of future regulatory decisions as well as court decisions. Although we expect that we will continue to be able to obtain T-1 connections for our customers, we may not be able to do so at current prices. The pricing for the majority of the T-1 connections we use is established by state regulatory commissions and, from time to time, this pricing is reviewed and the state commission decisions are subject to appeal. While we have experienced rate reductions in Texas, the ruling on which the reduction is based is under appeal. We have also been subject to a price increase in Georgia that applied retroactively for these connections as a result of a court ruling. If our right to obtain these connections at regulated prices based on incremental costs is further impaired, we will need either to negotiate new commercial arrangements with the local telephone companies to obtain the connections, perhaps at unfavorable rates and conditions, or to obtain other means of providing connections to our customers, which may be expensive and require a long timeframe to implement.

The FCC is also considering changing its rules for calculating incremental cost-based rates, which could result in either increases or decreases in our cost to lease these facilities. Significant increases in wholesale prices, especially for the loop element we use most extensively, could materially harm our business.

The FCC is reexamining its policies towards VoIP and telecommunications in general. New or existing regulation could subject us to additional fees or fines or increase the competition we face.

We currently operate as a regulated common carrier, which subjects us to some regulatory obligations. The FCC adopted rules applicable to “interconnected VoIP providers” although the FCC has not determined whether to classify interconnected VoIP providers as common carriers. The rules applicable to interconnected VoIP providers require them to provide access to emergency 911 services for all customers that are comparable to the 911 services provided by traditional telephone networks, to implement certain capabilities for the monitoring of communications by law enforcement agencies pursuant to a subpoena or court order and to contribute to the federal universal service fund. As a common carrier, we currently comply with the 911 requirements, comply with law enforcement assistance requirements applicable to traditional telecommunications carriers and contribute to the federal universal service fund. The FCC continues to examine its policies towards services provided over IP networks, such as our VoIP technology, and the results of these proceedings could impose additional obligations, fees or limitations on us.

We are also subject to federal and state rules and regulations pertaining to customer proprietary network information, or CPNI. In connection with these rules and regulations, the FCC has initiated a series of investigations regarding the CPNI practices of individual companies, including ours. The FCC’s investigation of our CPNI compliance began on February 1, 2006. On April 21, 2006, the FCC issued a Notice of Apparent Liability, or NAL, proposing a fine of $0.1 million on us for our failure to maintain in our files a compliance certificate required by FCC rules. The FCC’s investigation is not yet complete. The FCC may ultimately impose a fine that is larger than that proposed in the NAL and may seek to impose additional fines relating to our CPNI compliance. We are currently unable to assess the magnitude and likelihood of such fines.

Regulatory decisions may also affect the level of competition we face. Reduced regulation of retail services offered by local telephone companies could increase the competitive advantages those companies enjoy, cause us to lower our prices in order to remain competitive or otherwise make it more difficult for us to attract and retain customers.

Our network depends on new IP technology that has not been widely deployed. As a result, the adaptability and reliability of this technology remains uncertain.

In contrast to the legacy circuit-switch technology used by the traditional telephone companies and other providers of traditional communications services, our network is based on IP technology. This technology is much newer and has not been used on active networks for as long. Although we believe that IP technology is well-designed for the provision of a broad array of communications services to high numbers of users, we cannot assure you that our IP-based network can adapt to future technological advancements, that it can handle increasingly higher volumes of voice and data traffic as we grow our business or as our customers’ usage increases, or that it will be reliable over long periods of time. Any failure of our network or any deterioration in our quality of service compared to those of other providers of communications services could cause an increase in our customer churn rate and make it difficult for us to acquire new customers.

Our competitors may be better positioned than we are to adapt to rapid changes in technology, and we could lose customers.

The communications industry has experienced, and will probably continue to experience, rapid and significant changes in technology. Technological changes, such as the use of wireless network access to customers in place of the T-1 access lines we lease from the local telephone companies, could render aspects of the technology we employ suboptimal or obsolete and provide a competitive advantage to new or larger competitors who might more easily be able to take advantage of these opportunities. Some of our competitors, including the local telephone companies, have a much longer operating history, more experience in making upgrades to their networks and greater financial resources than we do. We cannot assure you that we will obtain access to new technologies as quickly or on the same terms as our competitors, or that we will be able to apply new technologies to our existing networks without incurring significant costs or at all. In addition, responding to demand for new technologies would require us to increase our capital expenditures, which may require additional financing in order to fund. As a result of those factors, we would lose customers and our financial results could be harmed.

Continued industry consolidation could further strengthen our competitors, and we could lose customers or face adverse changes in regulation.

In 2005 Verizon announced its merger with MCI, and SBC announced its merger with AT&T, with the combined company being renamed AT&T. In early 2006, AT&T and BellSouth announced their intention to merge their two companies. While we believe that, at least in the short-term, this increasing consolidation in the communications industry will result in a greater focus on the part of our competitors on the large enterprise and consumer markets, the increased size and market power of these companies may have adverse consequences for us. These competitors could focus their large resources in the future on regaining share in the small business sector, and we could lose customers or not grow as rapidly. Furthermore, these companies could use their greater resources to lobby effectively for changes in federal or state regulation that could have an adverse effect on our cost structure or our right to use access circuits that they are currently required to make available to us. These changes would have a harmful effect on our future financial results.

We have had material weaknesses in internal control over financial reporting in the past and cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

During 2003 and 2004, management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the American Institute of Certified Public Accountants, that affected our financial statements for each of the years in the four-year period ended December 31, 2004. See “Management’s discussion and analysis of financial condition and results of operations—Internal control over financial reporting.”

The material weaknesses in our internal control over financial reporting during 2002, 2003, and 2004 related to a lack of adequate procedures for recording certain expenses and assets, incorrect calculation of certain telecommunications transactional fees, failure to record certain accounting entries between us and our leasing subsidiary and the restatement of our financial statements for the 2001, 2002 and 2003 fiscal years. The net restatement adjustments resulting from these errors affected our prior year results by increasing our 2001 net loss by $0.1 million, or 0.3%, reducing our 2002 net loss by $3.8 million, or 7.4%, and increasing our 2003 net loss by $0.3 million, or 0.9%.

We cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, to be filed in early 2007. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

System disruptions could cause delays or interruptions of our service, which could cause us to lose customers or incur additional expenses.

Our success depends on our ability to provide reliable service. Although we have designed our network service to minimize the possibility of service disruptions or other outages, our service may be disrupted by problems on our system, such as malfunctions in our software or other facilities, overloading of our network and problems with the systems of competitors with which we interconnect, such as physical damage to telephone lines and power surges and outages. Although we have experienced isolated power disruptions and other outages for short time periods, we have not had any system disruptions of a sufficient duration or magnitude that would have a significant impact on our customers or our business. Any significant disruption in our network could cause us to lose customers and incur additional expenses.

Business disruptions, including disruptions caused by security breaches, terrorism or other disasters, could harm our future operating results.

The day-to-day operation of our business is highly dependent on the integrity of our communications and information technology systems, and on our ability to protect those systems from damage or interruptions by events beyond our control. Sabotage, computer viruses or other infiltration by third parties could damage our systems. Such events could disrupt our service, damage our facilities, damage our reputation, and cause us to lose customers, among other things, and could harm our results of operations. In addition, a catastrophic event could materially harm our operating results and financial condition. Catastrophic events could include a terrorist attack on the United States, or a major earthquake, fire, or similar event that affects our central offices, corporate headquarters, network operations center or network equipment. We believe that communications infrastructures, such as the one on which we rely, may be vulnerable in the case of such an event and our markets, which are metropolitan markets, or Tier 1 markets, may be more likely to be the targets of terrorist activity.

Our customer churn rate may increase.

Although our customer churn rate was approximately 1% per month as of June 30, 2006, we cannot assure you that we will be able to maintain this rate in the future. Customer churn occurs when a customer switches to one of our competitors or when a customer discontinues its business altogether. Changes in the economy, as well as increased competition from other providers, can both impact our customer churn rate. We cannot predict future pricing by our competitors, but we anticipate that aggressive price competition will continue. Lower prices offered by our competitors could contribute to an increase in customer churn. In addition, our historical customer churn rates may not be indicative of future rates because the initial term for many of our customer contracts (based on customer location) has not yet expired. As of September 21, 2006, approximately 5% of our existing customer contracts will expire during the remainder of 2006, approximately 24% of our existing customer contracts will expire in 2007 and approximately 13% of our customers are on month to month contracts, which take effect automatically upon the expiration of our three year contracts unless otherwise extended.

We obtain the majority of our network equipment and software from Cisco Systems, Inc. Our success depends upon the quality, availability, and price of Cisco’s network equipment and software.

We obtain the majority of our network equipment and software from Cisco Systems, Inc., or Cisco Systems. In addition, we rely on Cisco Systems for technical support and assistance. Although we believe that we maintain a good relationship with Cisco Systems and our other suppliers, if Cisco Systems or any of our other suppliers were to terminate our relationship or were to cease making the equipment and software we use, our ability to maintain, upgrade or expand our network could be impaired. Although we believe that we would be able to address our future equipment needs with equipment obtained from other suppliers, we cannot assure you that such equipment would be compatible with our network without significant modifications or cost, if at all. If we were unable to obtain the equipment necessary to maintain our network, our ability to attract and retain customers and provide our services would be impaired. In addition, our success depends on our obtaining network equipment and software at affordable prices. Significant increases in the price of these products would harm our financial results and may increase our capital requirements.

We depend on third-party vendors for information systems. If these vendors discontinue support for the systems we use or fail to maintain quality in future software releases, we could sustain a negative impact on the quality of our services to customers, the development of new services and features, and the quality of information needed to manage our business.

We have entered into agreements with vendors that provide for the development and operation of back office systems such as ordering, provisioning and billing systems. We also rely on vendors to provide the systems for monitoring the performance and condition of our network. The failure of those vendors to perform their services in a timely and effective manner at acceptable costs could materially harm our growth and our ability to monitor costs, bill customers, provision customer orders, maintain the network and achieve operating efficiencies. Such a failure could also negatively impact our ability to retain existing customers or to attract new customers.

If we are unable to generate the cash that we need to pursue our business plan, we may have to raise additional capital on terms unfavorable to our stockholders.

The actual amount of capital required to fund our operations and development may vary materially from our estimates. If our operations fail to generate the cash that we expect, we may have to seek additional capital to fund our business. If we are required to obtain additional funding in the future, we may have to sell assets, seek debt financing or obtain additional equity capital. In addition, the terms of our undrawn $25.0 million secured revolving line of credit with Bank of America, subjects us to restrictive covenants limiting our flexibility in planning for, or reacting to changes in, our business and any other indebtedness we incur in the future is likely to include similar covenants. If we do not comply with such covenants, our lenders could accelerate repayment of our debt or restrict our access to further borrowings. If we raise funds by selling more stock, our stockholders’ ownership in us will be diluted, and we may grant future investors rights superior to those of the common stockholders. If we are unable to obtain additional capital when needed, we may have to delay, modify or abandon some of our expansion plans. This could slow our growth, negatively affect our ability to compete in our industry and adversely affect our financial condition.

Risks related to this offering

Anti-takeover provisions in our charter documents and Delaware corporate law might deter acquisition bids for us that our stockholders might consider favorable.

Our amended and restated certificate of incorporation provides for a classified board of directors; the inability of our stockholders to call special meetings of stockholders, to act by written consent, to remove any director or the entire board of directors without cause, or to fill any vacancy on the board of directors; and advance notice requirements for stockholder proposals. Our board of directors is also permitted to authorize the issuance of preferred stock with rights superior to the rights of the holders of common stock without any vote or further action by our stockholders. These provisions and other provisions under Delaware law could make it difficult for a third party to acquire us, even if doing so would benefit our stockholders.

Insiders will continue to have substantial control over us after this offering. This may prevent you and other stockholders from influencing significant corporate decisions and may harm the market price of our common stock.

After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately 49.2% of our outstanding common stock, or 47.5% if the underwriters exercise their over-allotment option in full. These stockholders may have interests that conflict with yours and, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Future sales of shares of our common stock by existing stockholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market related to or after this offering or the perception that these post-offering sales could occur. All of the shares the selling stockholders are selling in this offering will be freely tradable without restriction under the Securities Act of 1933, or the Securities Act, unless purchased by our affiliates. As of the date of this prospectus and after giving effect to the shares sold to the public in this offering, 12,614,515 shares of our common stock are available for sale in the public market (subject to certain limitations on the time, amount and method of those sales imposed by SEC regulations).

Subject to certain exceptions and extensions described under the caption “Underwriting,” we and certain of our directors and executive officers and certain of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock for a period of 90 days from the date of this prospectus. When this period expires, an additional 14,686,091 shares will be available for sale in the public market, subject to restrictions on shares held by affiliates.

The rules affecting the sale of these securities are summarized under “Shares eligible for future sale.” In addition, following this offering, stockholders that collectively own approximately 58% of shares of our common stock have registration rights with respect to their shares. We and these stockholders will be able to sell our shares to the public market. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

We may also issue shares of our common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may grant registration rights covering those shares in connection with any such acquisitions and investments.

In the future, we may sell additional shares of our common stock to raise capital. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price of our common stock. The issuance and sales of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock.

Because we do not currently intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

The continued expansion of our business will require substantial funding. Accordingly, we do not currently anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, realization of a gain on stockholders’ investments will depend on the appreciation of the price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders purchased their shares.

Cautionary notice regarding forward-looking statements

Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in expanding our business and our assumptions regarding the regulatory environment, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” and similar expressions, are forward-looking statements. Although these statements are based upon reasonable assumptions, including projections of sales, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	the timing of the initiation, progress or cancellation of significant contracts or arrangements;

•	the mix and timing of services sold in a particular period;

•	our need to recruit and retain experienced management and personnel;

•	rapid technological change and the timing and amount of start-up costs incurred in connection with the introduction of new services or the entrance into new markets;

•	ability to maintain or attract sufficient customers in our existing markets or in new markets;

•	ability to respond to increasing competition;

•	ability to manage growth of our operations;

•	regulatory, legislative and judicial developments;

•	changes in estimates of taxable income could significantly affect our effective tax rate; and

•	general economic and business conditions.

Use of proceeds

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

However, we are obligated to pay certain expenses incurred in connection with this offering. The selling stockholders will receive all of the net proceeds from this offering.

Price range of common stock

Our common stock is currently traded on The Nasdaq Global Market under the symbol “CBEY.” Prior to November 2, 2005, no established public trading market for our common stock existed.

As of September 21, 2006, there were approximately 147 holders of record of shares of our common stock.

The table below shows, for the quarters indicated, the reported high and low trading prices of our common stock on The Nasdaq Global Market:

	High	Low

Calendar Year 2005
Fourth Quarter (commencing November 2, 2005)	$13.87	$9.85

Calendar Year 2006
First Quarter	$18.00	$9.45
Second Quarter	$24.80	$15.98
Third Quarter (through September 22, 2006)	$27.55	$16.69

As of September 22, 2006, the closing price of our common stock was $27.05.

Dividend policy

We have never paid or declared any dividends on our common stock, and do not anticipate paying any dividends for the indefinite future. The terms of our line of credit with Bank of America restrict our ability to pay dividends on our common stock. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

Capitalization

The following table sets forth our capitalization as of June 30, 2006.

You should read the following table in conjunction with the consolidated financial statements and the related notes, “Management’s discussion and analysis of financial condition and results of operations” and “Use of proceeds” included elsewhere in this prospectus.

(Amounts are in thousands except per share amounts)	As of June 30, 2006

Cash and cash equivalents	$29,007
Marketable securities	3,000

$32,007

Total long-term debt, including long-term portion of capital leases	$—

Stockholders’ equity:
Common stock, $0.01 par value per share:
50,000 shares authorized; 26,993 shares issued and outstanding; 27,157 shares issued and outstanding, as adjusted for shares issuable pursuant to options that are being exercised to provide shares that are being sold in this offering	270
Deferred stock compensation	(33)
Additional paid-in capital	234,084
Accumulated deficit	(154,350)

Total stockholders’ equity	79,971

Total capitalization	$79,971

Selected consolidated financial and operating data

The following table sets forth our selected consolidated statements of operations, balance sheets and other financial data for the periods indicated and have been derived from our consolidated financial statements included elsewhere in this prospectus. The selected financial data is qualified by reference to and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,					Six months ended June 30,
(dollars in thousands)	2001	2002	2003	2004	2005	2005	2006

Statement of operations data:
Revenue	$1,439	$20,956	$65,513	$113,311	$159,097	$73,358	$100,112

Operating expenses:
Cost of service (exclusive of depreciation and amortization of $2,035, $6,672, $12,947, $17,611, $20,038, $9,783 and $10,938, respectively, shown separately below)	3,812	11,558	21,815	31,725	47,161	21,824	31,251
Selling, general and administrative (exclusive of depreciation and amortization of $5,318, $7,544, $8,324, $5,036, $4,122, $1,869 and $2,503, respectively, shown separately below)	26,928	42,197	48,085	65,159	86,453	41,288	54,329
Write-off of public offering costs	—	—	—	1,103	—	—	—
Depreciation and amortization	7,353	14,216	21,271	22,647	24,160	11,652	13,441

Total operating expenses	38,093	67,971	91,171	120,634	157,774	74,764	99,021

Operating income (loss)	(36,654)	(47,015)	(25,658)	(7,323)	1,323	(1,406)	1,091

Other income (expense):
Interest income	675	411	715	637	1,325	508	799
Interest expense	(3,181)	(4,665)	(2,333)	(2,788)	(2,424)	(1,315)	(46)
Gain recognized on troubled debt restructuring	—	4,338	—	—	—	—	—
Gain from write-off of carrying value in excess of principal	—	—	—	—	4,060	—	—
Minority interest in earnings	779	—	—	—	—	—	—
Loss on disposal of property and equipment	(14)	(222)	(1,986)	(1,746)	(539)	(273)	(293)
Other income (expense), net	7	(35)	(220)	(236)	(9)	(22)	—

Income (loss) before income taxes	(38,388)	(47,188)	(29,482)	(11,456)	3,736	(2,508)	1,551
Income tax expense	—	—	—	—	—	—	(125)

Net income (loss)	$(38,388)	$(47,188)	$(29,482)	$(11,456)	$3,736	$(2,508)	$1,426

Balance sheet data (at period end):
Cash and cash equivalents	$3,293	$5,470	$5,127	$22,860	$27,752	$23,498	$29,007
Marketable securities	28,000	35,000	21,079	14,334	10,170	10,000	3,000
Working capital	23,679	25,215	2,240	8,776	13,203	3,222	10,604
Total assets	71,219	96,583	87,048	99,203	114,832	97,870	121,987
Long-term debt, including current portion	33,957	51,932	67,628	70,331	—	67,907	—
Convertible preferred stock	76,972	48,455	54,835	78,963	—	83,893	—
Stockholders’ equity (deficit)	(48,841)	(19,519)	(55,311)	(73,573)	74,586	(80,767)	79,971

	Year ended December 31,					Six months ended June 30,
(dollars in thousands, except per share data)	2001	2002	2003	2004	2005	2005	2006

Other financial data:
Capital expenditures (1)	25,608	28,447	26,205	23,741	29,766	10,364	22,545
Net cash provided by (used in) operating activities	(28,642)	(33,589)	(5,895)	13,468	29,647	7,985	14,726
Net cash provided by (used in) investing activities	(41,834)	(12,120)	4,625	(3,512)	(17,473)	(1,746)	(15,044)
Net cash provided by (used in) financing activities	58,168	47,886	927	7,777	(7,282)	(5,601)	1,573
Net income (loss) per common share, basic	$(342.75)	$(429.88)	$(310.75)	$(143.71)	$(1.16)	$(50.18)	$0.05
Net income (loss) per common share, diluted	$(342.75)	$(429.88)	$(310.75)	$(143.71)	$(1.16)	$(50.18)	$0.05
Weighted average common shares outstanding, basic	112	112	115	129	4,159	147	26,696
Weighted average common shares outstanding, diluted	112	112	115	129	4,159	147	27,779

Non-GAAP financial data:
Total adjusted EBITDA (2)	$(29,301)	$(32,777)	$(4,366)	$16,802	$25,807	$10,398	$16,578

(1)	Represents cash and non-cash purchases of property and equipment on a combined basis.
(2)	Adjusted EBITDA is not a substitute for operating income, net income, or cash flow from operating activities as determined in accordance with generally accepted accounting principles, or GAAP, as a measure of performance or liquidity. See “Non-GAAP financial measures” for our reasons for including adjusted EBITDA data in this prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth a reconciliation of total adjusted EBITDA to net income (loss):

	Year ended December 31,					Six months ended June 30,
(dollars in thousands)	2001	2002	2003	2004	2005	2005	2006

Reconciliation of total adjusted EBITDA to net income (loss):
Total adjusted EBITDA for reportable segments	$(29,301)	$(32,777)	$(4,366)	$16,802	$25,807	$10,398	$16,578
Depreciation and amortization	(7,353)	(14,216)	(21,271)	(22,647)	(24,160)	(11,652)	(13,441)
Non-cash stock option compensation	—	(22)	(21)	(375)	(324)	(152)	(2,046)
Write-off of public offering costs	—	—	—	(1,103)	—	—	—
Interest income	675	411	715	637	1,325	508	799
Interest expense	(3,181)	(4,665)	(2,333)	(2,788)	(2,424)	(1,315)	(46)
Minority interest	779	—	—	—	—	—	—
Gain recognized on troubled debt restructuring	—	4,338	—	—	—	—	—
Gain from write-off of carrying value in excess of principal	—	—	—	—	4,060	—	—
Loss on disposal of property and equipment	(14)	(222)	(1,986)	(1,746)	(539)	(273)	(293)
Other expense (income), net	7	(35)	(220)	(236)	(9)	(22)	—
Income tax expense	—	—	—	—	—	—	(125)

Net income (loss)	$(38,388)	$(47,188)	$(29,482)	$(11,456)	$3,736	$(2,508)	$1,426

Non-GAAP financial measures

We use the total adjusted EBITDA of our reportable segments as a principal indicator of the operating performance of our business on a consolidated basis. Our chief executive officer, who is our chief operating decision maker, also uses our segment adjusted EBITDA to evaluate the performance of our reportable segments in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. EBITDA represents net income before interest, income taxes, depreciation and amortization. We define adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization expenses, excluding, when applicable, non-cash stock option compensation, write-off of public offering costs, gain recognized on troubled debt restructuring, gain from write-off of carrying value in excess of principal, loss on disposal of property and equipment and other non-operating income or expense. Our total adjusted EBITDA represents the sum of adjusted EBITDA for each of our segments.

Our total adjusted EBITDA is a non-GAAP financial measure. Our management uses total adjusted EBITDA in its decision-making processes relating to the operation of our business together with GAAP measures such as revenue and income from operations.

Our calculation of total adjusted EBITDA excludes, when applicable:

•	the gains related to our troubled debt restructuring in 2002, the write-off of public offering costs incurred in 2004 and the early payoff of our restructured debt in 2005; and

•	non-cash stock option compensation, loss on disposal of property and equipment and other non-operating income or expense, each of which our management views as non-operating and non-cash expenses that are not related to management’s assessment of the operating results and performance of our segments or our consolidated operations.

Our management believes that total adjusted EBITDA permits a comparative assessment of our operating performance, relative to our performance based on our GAAP results, while isolating the effects of depreciation and amortization, which may vary from period to period without any correlation to underlying operating performance, and of non-cash stock option compensation, which is a non-cash expense that varies widely among similar companies. We provide information relating to our total adjusted EBITDA so that investors have the same data that we employ in assessing our overall operations. We believe that trends in our total adjusted EBITDA are a valuable indicator of the operating performance of our company on a consolidated basis and of our operating segments’ ability to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures.

In addition, total adjusted EBITDA is a useful comparative measure within the communications industry because the industry has experienced recent trends of increased merger and acquisition activity and financial restructurings, which have led to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies, as well as non-operating and one-time charges to earnings, such as the effect of debt restructurings.

Accordingly, total adjusted EBITDA allows analysts, investors and other interested parties in the communications industry to facilitate company to company comparisons by eliminating some of the foregoing variations. Total adjusted EBITDA as used in this prospectus may not, however, be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure.

Our calculation of total adjusted EBITDA is not directly comparable to EBIT (earnings before interest and income taxes) or EBITDA. In addition, total adjusted EBITDA does not reflect:

•	our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, our working capital needs;

•	our interest expense, or the cash requirements necessary to service interest or principal payments on our debts; and

•	any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges.

Total adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, total adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, total adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using total adjusted EBITDA as a supplemental financial measure.

Management’s discussion and analysis of

financial condition and results of operations

You should read the following discussion together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here.

Overview

We provide managed IP-based communications services to our target customers of small businesses with 5 to 249 employees in select large metropolitan areas. We provide these services through bundled packages of local and long distance voice services, broadband Internet services and mobile services, together with additional applications and services, for an affordable fixed monthly fee under contracts with terms of one, two or three years. We currently operate in Atlanta, Dallas, Denver, Houston, and Chicago and in March 2006, we began providing service in Los Angeles.

We sell three basic bundled packages of services, primarily delineated by the number of local voice lines, long distance minutes and T-1 connections provided to the customer. Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus additional value-added applications. Customers may also choose to add extra features or lines for an additional fee. Beginning in the first quarter of 2006, we started offering mobile services, which are integrated with our existing services.

Our voice services (other than our mobile voice services) are delivered using VoIP technology, and all of such services are delivered over our secure all-IP network, which we believe affords greater service flexibility and significantly lower network costs than traditional service providers using circuit-switch technologies. We offer our mobile voice and data services via our mobile virtual network operator relationship with a nationwide wireless network provider. We believe our high degree of systems automation contributes to operational efficiencies and lower costs in our support functions.

We sell our services primarily through a direct sales force in each market, supplemented by sales agents. These agents often have other business relationships with the customer and, in many cases, perform equipment installations for us at our customers’ sites. A significant portion of our new customers is generated by referrals from existing customers and partners. We offer financial incentives to our customers and other sources for referrals.

We compete primarily against incumbent local exchange carriers and, to a lesser extent, against competitive local exchange carriers, both of which are local telephone companies. Local telephone companies do not generally have the same focus on our target market and principally concentrate on medium or large enterprises or residential customers. We compete primarily based on our high-value bundled services that bring many of the same managed services to our customers that have historically been available only to large businesses, as well as based on our customer care, network reliability and operational efficiencies.

We formed Cbeyond and began the development of our network and business processes following our first significant funding in early 2000. We launched our service first in Atlanta in April 2001, followed by Dallas in October 2001 and Denver in January 2002. During the remainder of 2002 and 2003, we focused on building our customer bases in these markets. As a result of our progress, we decided to launch our service in additional markets. We launched our service in Houston in March 2004, Chicago in March 2005, and Los Angeles in March 2006. We plan to expand into at least five additional markets by the end of 2009, including three new markets by the end of 2007.

We focus on adjusted EBITDA as a principal indicator of the operating performance of our business. EBITDA represents net income (loss) before interest, income taxes, depreciation and amortization. We define adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization expenses, excluding, when applicable, stock-based compensation expense, write-off of public offering costs, gains related to our troubled debt restructuring and our early payoff of the restructured debt, gain or loss on disposal of property and equipment and other non-operating income or expense. In our presentation of segment financial results, adjusted EBITDA for a segment does not include corporate overhead expense and other centralized operating costs. We believe that adjusted EBITDA trends are a valuable indicator of our operating segments’ relative performance and of whether our operating segments are able to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures.

We seek to achieve positive adjusted EBITDA, excluding corporate overhead, in our new markets approximately 18 months from launch. We first achieved positive adjusted EBITDA in Atlanta, Dallas, Denver and Houston within 17 months from launch in each market. Whether we achieve positive adjusted EBITDA in new markets within the same timeframe depends on a number of factors, including the local pricing environment, the competitive landscape and our costs to obtain unbundled network elements, or UNEs, from the local telephone company in each market, including elements such as loops, dedicated transport, local voice termination and operational support systems. We divide our business into six operating segments: Atlanta, Dallas, Denver, Houston, Chicago, and Los Angeles.

We believe our business approach requires significantly less capital to launch operations compared to traditional communications companies using legacy technologies. Most of our capital expenditures related to expanding into new markets are success-based, incurred only as our customer base grows. Based on our historical experience, over time approximately 85% of our market-specific capital expenditures are success-based. We believe the success-based nature of our capital expenditures mitigates the risk of unprofitable expansion. We have a relatively low fixed-cost component in our budgeted capital expenditures associated with each new market we enter, particularly in comparison to service providers employing time-division multiplexing, which is a technique for transmitting multiple channels of separate data, voice and/or video signals simultaneously over a single communication medium, or circuit-switch technology, which is a switch that establishes a dedicated circuit for the entire duration of a call.

Revenue

The majority of our customers buy our BeyondVoice I package, which serves customers with 4 to 14 local voice lines, or generally 30 or fewer employees. We sell BeyondVoice II to customers with 15 to 24 local voice lines, or generally 31-100 employees. Our BeyondVoice III package is typically offered to customers with 101-249 employees. Each BeyondVoice I customer receives our services over a dedicated broadband T-1 connection providing a maximum symmetric bandwidth of 1.5 Mbps (megabits per second). BeyondVoice II customers receive their services over two dedicated T-1 connections offering a maximum symmetric bandwidth of 3.0 Mbps. BeyondVoice III customers receive their services over three dedicated T-1 connections offering a maximum symmetric bandwidth of 4.5 Mbps. We believe that our customers highly value the level of symmetric bandwidth offered with our services. As of June 30, 2006, approximately 85.4% of our customer base had BeyondVoice I, 13.8% had BeyondVoice II, and 0.8% had BeyondVoice III.

In the quarter ended June 30, 2006, we recorded a change in estimate for breakage, or the amount of our promotional obligations for future credits that we believe will ultimately never be earned or claimed by our customers, of $0.9 million related to certain customer promotional liabilities recorded in prior periods. These promotional obligations were recorded at their maximum amount in prior periods due to the lack of sufficient historical experience required under U.S. generally accepted accounting principles (GAAP) to estimate the amounts that would ultimately be claimed by customers. As of June 30, 2006, we are estimating and recognizing breakage on substantially all customer promotions and, accordingly, do not expect significant future changes in estimates.

Average monthly revenue per customer location increased from $771 per customer location in 2003 to $774 per customer location in 2004 due to an increasing percentage of Beyond Voice II and Beyond Voice III customers in 2004. Average monthly revenue per customer location decreased to $756 in 2005 due to increased levels of customers under three year contracts at lower price points, competitive pricing pressure on new contracts and contract renewals resulting in a higher level of promotions offered to customers and terminating access rate reductions as mandated by the FCC.

Average monthly revenue per customer location was $762 and $761 for the three and six months ended June 30, 2005, respectively, and $768 and $757 for the three and six months ended June 30, 2006. The $768 for the quarter ended June 30, 2006 includes $13 for the effect of the change in estimate relating to customer promotional liabilities described above. We expect average monthly revenue per customer location to be relatively stable in future quarters or grow moderately due to increased revenue from our mobile service and other value-added applications. Customer revenues represented approximately 97.4% and 97.3% of total revenues in 2005 and for the first six months of 2006, respectively. Revenues from access charges paid to us by other communications companies to terminate calls to our customers represented approximately 2.6% and 2.7% of revenues in 2005 and for the first six months of 2006, respectively.

Expenses

Cost of service.    Our cost of service represents costs directly related to the operation of our network, including payments to the local telephone companies and other communications carriers such as long distance providers and our mobile provider, for access, interconnection and transport fees for voice and Internet traffic, customer circuit installation expenses paid to the local telephone companies, fees paid to third party providers of certain applications such as web hosting services, colocation rents and other facility costs, and telecommunications-related taxes and fees. The primary component of cost of service is the access fees paid to local telephone companies for the T-1 circuits we lease on a monthly basis to provide connectivity to our customers. These access circuits link our customers to our network equipment located in a colocation facility, which we lease from local telephone companies. The access fees for these circuits vary by state and are the primary reason for differences in cost of service across our markets. Although our mobile services do not currently constitute a principal component of our cost of service, we expect that as our mobile services increase over time, they will represent a larger component of our cost of service.

As a result of the Triennial Review Remand Order, or TRRO, we are required to lease circuits under special access, or retail, rates in locations that are deemed to offer competitive facilities as outlined in the FCC’s regulations and interpreted by the state regulatory agencies. For additional discussion, see “—Results of operations—Revenue and cost of service.”

Where permitted by regulation, we lease our access circuits on a wholesale basis as unbundled network element, or UNE, loops or extended enhanced links as provided for under the FCC’s Telecommunications Elemental Long Run Incremental Cost rate structure. We employ UNE loops when the customer’s T-1 circuit is located where it can be connected to a local telephone company’s central office where we have a colocation, and we use extended enhanced links when we do not have a central office colocation available to serve a customer’s T-1 circuit. Historically, approximately half of our circuits were provisioned using UNE loops and half using extended enhanced links, although the impact of the TRRO has reduced our usage of new extended enhanced links and resulted in the conversion of previously installed links to a loop configuration. Our monthly expenses are significantly less when using UNE loops rather than extended enhanced links, but UNE loops require us to incur the capital expenditures of central office colocation equipment. Both UNE loops and extended enhanced loops offer significant cost advantages over special access-based circuits. We install central office colocation equipment in those central offices having the densest concentration of small businesses. We usually launch operations in a new market with several colocations and add additional colocation facilities over time as we confirm the most advantageous locations in which to deploy the equipment. We believe our discipline of leasing these T-1 access circuits on a wholesale basis rather than on the basis of special access rates from the local telephone companies is an important component of our operating cost structure.

We receive service credits from various local telephone companies to adjust for prior errors in billing, including the effect of price decreases retroactively applied upon the enactment of new rates as mandated by regulatory bodies. These service credits are often the result of negotiated resolutions of bill disputes that we conduct with our vendors. We also receive payments from the local telephone companies in the form of performance penalties that are assessed by state regulatory commissions based on the local telephone companies’ performance in the delivery of circuits and other services that we use in our network. Because of the many factors as noted that impact the amount and timing of service credits and performance penalties, estimating the ultimate outcome of these situations is uncertain. Accordingly, we recognize service credits and performance penalties as offsets to cost of service when the ultimate resolution and amount are known. These items do not follow any predictable trends and often result in variances when comparing the amounts received over multiple periods.

Selling, general and administrative expenses.    Our selling, general and administrative expenses consist of salaries and related costs for employees and other expenses related to sales and marketing, engineering, information technology, billing, regulatory, administrative, collections and legal and accounting functions. Our selling, general and administrative expenses include both fixed and variable costs. Fixed selling expenses include salaries and office rents. Variable selling costs include commissions and marketing collateral. Fixed general and administrative costs include the cost of staffing certain corporate overhead functions such as IT, marketing, administrative, billing and engineering, and associated costs, such as office rent, legal and accounting fees, property taxes and recruiting costs. Variable general and administrative costs include the cost of provisioning and customer activation staff, which grows with the level of installation of new customers, and the cost of customer care and technical support staff, which grows with the level of total customers on our network. As we expand into new markets, certain fixed costs are likely to increase; however, these increases are intermittent and not proportional with the growth of customers.

Depreciation and amortization expense.    Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service. We generally depreciate network-related equipment, software and IT equipment, which represents the majority of our assets, over either a three year or five year period. We depreciate furniture over seven years. The value of leasehold improvements is generally amortized over two to five years, which is the shorter of the respective lease term or duration of economic benefit of the assets.

Interest expense (net).    Interest expense (net) consists of interest charges paid on our long-term debt through our credit facility with Cisco Capital, interest charges recognized under capital lease obligations incurred in connection with certain software licenses, interest income earned on cash and cash equivalents, commitment fees under our Bank of America line of credit, marketable securities, long-term investments, restricted cash equivalents, and non-cash income recognized through the amortization of a portion of the gain recorded in connection with the restructuring or our debt in November 2002. In November 2005, we repaid the full balance of our debt with Cisco Capital and the credit facility was terminated.

Gain recognized on troubled debt restructuring.    The gain recognized in connection with the conversion of our debt with Cisco Capital into Series B preferred stock in November 2002 was recorded as a troubled debt restructuring under SFAS No. 15. A portion of the gain was recognized at the time of the transaction. However, the total amount of the gain could not then be recorded. Therefore, the remaining carrying value in excess of principal at the restructuring was included in the balance of long-term debt. This carrying value in excess of principal is reduced on an ongoing basis as interest payments are made until the expiration or prepayment of the debt. This reduction partially offsets interest expenses.

Gain from write-off of carrying value in excess of principal.    The gain from write-off of carrying value in excess of principal resulted from the payoff or our debt with Cisco Capital using the proceeds from our initial public offering in November 2005, and represents the carrying value in excess of principal remaining from the trouble debt restructuring that occurred in 2002.

Loss on disposal of property and equipment.    We record losses on the disposal of equipment primarily when customer premise equipment (integrated access devices) is not returned to us following the disconnection of customers from our service. We also record losses on the impairment or disposition of assets, primarily network equipment that has become obsolete or is no longer in service and software licenses that are no longer in use. In addition, we write down the unrealized value of certain marketable securities to their fair market value if their value is dependent on variable interest rates and they are unlikely to recover their value in the near future.

Income taxes.    We anticipate paying minimal income taxes over the next several years due primarily to our net operating loss carryforwards, although we expect we will have some payments due under the alternative minimum tax.

Internal control over financial reporting

Overview.    We have had material weaknesses in internal control over financial reporting in the past. In connection with the audit of our 2003 and 2004 fiscal years, our management and our independent registered public accounting firm identified matters involving our internal control over financial reporting that constituted material weaknesses as defined by the American Institute of Certified Public Accountants under AU Section 325, pursuant to which material weaknesses are defined as reportable conditions in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or irregularities in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The definition in AU Section 325 is consistent with the definition of material weakness as defined by the Public Company Accounting Oversight Board in Auditing Standard No. 2, or AS No. 2. AS No. 2 contains the requirements for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Unlike AS No. 2, however, under which internal control over financial reporting is considered at year-end, the AICPA standards involve the assessment of reportable conditions and material weaknesses over the periods under audit.

We are committed to maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our accounting personnel report regularly to our audit committee on all accounting and financial matters. In addition, our audit committee actively communicates with and oversees the engagement of our independent registered public accounting firm. Based on the actions we have taken to date to enhance the reliability and effectiveness of our internal control over financial reporting, our management believes that there is no material weakness in our internal control as of the date of this prospectus because we have remediated the underlying causes of the identified material weaknesses. We were not required to have an audit of our internal controls under Section 404 of the Sarbanes-Oxley Act as of December 31, 2005 and our independent registered public accounting firm did not perform such an audit. In connection with the audit of our financial statements for the 2005 fiscal year, no material weaknesses were identified by management or our independent registered public accounting firm.

In the third quarter of 2004, management commenced a review of internal control over financial reporting and related accounting processes and procedures for purposes of complying with Section 404 of the Sarbanes-Oxley Act. This review is ongoing. Under Section 404, management will have to evaluate, and its independent registered public accounting firm will have to opine on management’s assessment of the effectiveness of internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, due to be filed in March 2007. We hired an independent consulting firm in 2005 with expertise in Section 404 compliance to assist us in satisfying our obligations under Section 404 with respect to our internal control over financial reporting.

As of the date of this prospectus, our management believes that our internal control over financial reporting is effective at a reasonable assurance level. However, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations because internal control involves human diligence and compliance and is subject to lapses in judgment and breakdowns from human failures. Nonetheless, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Although we believe we have remediated the material weaknesses that were identified in connection with the audits of our 2003 and 2004 financial statements, we may in the future have additional material weaknesses in our internal control over financial reporting. Failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements.

Material weaknesses in 2003.    In March 2004, in connection with the audit of our financial statements for the three years ended December 31, 2003, our independent registered public accounting firm identified errors in the timing and accuracy of the accounting for transactions in our financial statement close process. These errors related to accounting for a troubled debt restructuring, timing errors, carrying values of assets and mathematical mistakes. The control deficiencies related to these errors were determined to constitute a material weakness in our internal control over financial reporting. The material weakness related to our lack of procedures designed to ensure the proper recording of expenses and assets under the full accrual method of accounting in accordance with GAAP. In most cases, the errors resulted from recording transactions in an incorrect time period. We believe these control deficiencies occurred because accounting personnel who are no longer employed by us made incorrect judgments concerning accruals and because in 2003 we did not maintain sufficient staffing of our accounting department and did not have accounting management personnel with adequate training and familiarity with the application of GAAP and policies and procedures relating to internal control over financial reporting. In addition, we had not at that time established sufficient internal control over financial reporting designed to ensure the proper functioning of the financial statement close process.

Upon being informed of the material weakness, our management and the audit committee of our board of directors took steps to correct the errors that had been identified and to remediate the material weakness relating to the identified accruals and our financial statement close process:

•	We retained the services of another major public accounting firm to assist us in re-closing our 2001, 2002 and 2003 financial statement periods. This process included re-performing accounting reconciliations for all accounts where errors were detected during the initial phases of the audit. Upon completion of the re-closing, our independent registered public accounting firm concluded the audit of the 2003 consolidated financial statements and related restatement of information in the 2002 and 2001 consolidated financial statements.

•	All identified instances of errors in our records, procedures and controls were reviewed, analyzed and corrected by us.

•	We replaced our accounting management and most of our accounting staff with more experienced personnel with additional training and expertise, including an experienced Chief Accounting Officer and a Controller.

•	We enlarged the size of our accounting staff, including additional management-level accounting personnel. This increase in size enables further segregation of duties and allows additional levels of internal review and supervision within our accounting organization.

•	We established formal, documented accounting policies and procedures to improve our internal control over financial reporting, including policies and procedures relating to accruals and our financial statement close process. These policies and procedures govern approvals, documentation requirements, standardized recordkeeping, asset tracking and the use of our purchase order system.

•	We re-closed each of our quarterly financial statement periods for 2002, 2003, and 2004 and engaged our independent registered public accounting firm to perform a review of each quarterly period in 2003 and 2004 under Statement on Auditing Standard No. 100, Interim Financial Information, or SAS 100.

Based upon these changes, we believe that the material weaknesses relating to the full accrual method of accounting and our financial statement close process were remediated in 2004. The management letter we received from our independent registered public accounting firm in connection with the audit of our financial statements for 2004 did not include a material weakness relating to these issues.

In connection with re-closing our 2001, 2002 and 2003 financial statement periods, we restated our 2001 and 2002 financial statements. The 2002 restatement adjustments resulted in a net decrease of $3.9 million to our net loss in 2002, including an adjustment of $4.7 million relating to a gain on a troubled debt restructuring. The other restatement adjustments netted to approximately $0.8 million and related to: net timing errors of $0.1 million; errors in the carrying value of assets of $0.4 million; and mathematical mistakes and oversight of $0.3 million. Restatement adjustments to 2001 amounted to an increase in net loss for 2001 totaling less than $0.1 million and related primarily to timing adjustments. The restatement also resulted in a cumulative increase in total assets of $1.8 million and a cumulative decrease in total liabilities of $1.8 million as of December 31, 2002.

Material weaknesses in 2004.    Subsequent to restating the 2001 and 2002 annual periods, our new accounting management and staff re-closed each of the quarterly periods during 2002, 2003 and 2004. During this process and in preparation for the annual audit for 2004, two additional historical errors were identified. Management determined that these errors required restatement of the financial statements for the 2001, 2002 and 2003 fiscal years. The resulting restatements were determined to constitute a material weakness in internal control over financial reporting.

While management believes the underlying causes of the material weaknesses were remediated in 2004 and therefore were not present at December 31, 2004, the restatement of our financial statements for 2001, 2002 and 2003 constituted a material weakness. Management believes that the material weakness resulting from the restatement of our prior periods has been remediated by the steps management took during 2004 to remediate the two material weaknesses. Since management believes that the material weakness resulting from our restatement have been remediated, management also believes that our internal control over financial reporting is effective at a reasonable assurance level as of the date of this prospectus.

The material weaknesses in 2004 resulted from:

•	our accounting for our liability for a telecommunications transactional fee that we pay to federal and state agencies; and

•	the accounting entries needed to record asset purchases for and consolidate the accounts of our leasing company subsidiary.

The first error related to the calculation of our liability for a telecommunications transactional fee that we pay to federal and state administrative agencies and was detected by new reconciliation procedures put in place by new accounting management in response to the material weakness identified in connection with the 2003 audit. The procedures included a reconciliation of tax and telecommunications transactional fee liabilities, at an individual tax level, both to the subsequent returns filed and to our billing system. This error resulted from both user and system errors in connection with the internal reports we use to calculate our telecommunications transactional fee liabilities. Our correction of the error affected our prior year results by increasing our expenses by $0.2 million and $0.4 million in 2002 and 2003, respectively, and increasing our liabilities by $0.2 million and $0.6 million in 2002 and 2003, respectively. We have redesigned the reports upon which the regulatory filings are based so that they reflect the appropriate telecommunications transactional fee liability amounts. We have also re-trained the personnel who use the reports so that they understand the proper use of the reports in the calculation of remittance amounts. In addition, we have instituted review and approval controls and continue to employ our dual reconciliations against both the returns and billing system to verify our ending accrual balances. We believe that our revised procedures and controls, which were implemented in the fourth quarter of 2004 and were in operation with respect to the year end financial statement close process, remediated this material weakness prior to December 31, 2004.

The second material weakness relates to recording asset purchases for our leasing company and recording proper eliminating consolidation entries between us and our wholly-owned leasing company subsidiary that we have used to purchase certain equipment used in our operations. This error was detected as part of the SAS 100 quarterly reviews and included our failure to record sales taxes in the cost basis of the asset and the subsequent depreciation of the sales tax portion of the asset. In addition, we improperly recognized sales tax expense as it was assessed and paid on inter-company leases, rather than recording a sales tax liability at the date of asset purchase and applying future sales tax payments against the liability. These errors resulted in the misclassification of depreciation expense and sales tax expense and a misstatement of the related equipment and sales tax payable balance sheet accounts for 2001, 2002 and 2003. By discontinuing the practice of purchasing assets at the leasing subsidiary and having the leasing subsidiary lease the assets to the operating subsidiary, we remediated the control deficiency relating to the proper recordation of asset purchases on January 1, 2004, the date this practice was discontinued. Management is evaluating alternative approaches with respect to the leasing subsidiary structure, including the potential termination of the structure. Our correction of these errors resulted in adjustments to operating results for 2002 and 2003. These adjustments included a decrease in 2002 and 2003 to our selling, general and administrative expenses of $0.4 million and $0.7 million, respectively, and an increase to our depreciation and amortization expense of $0.4 million and $0.8 million, respectively. These adjustments also increased property and equipment, net, for 2002 and 2003 by $1.8 million and $2.8 million, respectively, and increased accrued expenses by $1.8 million and $2.8 million in 2002 and 2003, respectively. Although we had not used this leasing company structure for equipment we purchased in 2004, our ending balance sheets were incorrect and required adjustment.

We implemented the revised consolidating methodology in the fourth quarter of 2004 prior to our closing the December 31, 2004 financial statements. We also established steps in our monthly closing process to improve our internal control over financial reporting. These steps include designing appropriate standard monthly journal entries to account for this activity, training accounting personnel on the proper accounting treatment and instituting review and approval controls in this area. Management believes that these steps, which we took during the fourth quarter of 2004, had the effect of remediating this material weakness prior to December 31, 2004.

Conclusion.    In addition to remediating the material weaknesses that have been identified, we have established formal, documented accounting policies and procedures to improve our internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting. These policies and procedures require: predefined levels of approval for inputs to, and outputs from, our financial accounting system; detailed minimum documentation requirements for cash disbursements, journal entries, account reconciliations and other accounting-related documents; standardized organization and maintenance of accounting files; enhanced accounts payable procedures designed to effectively monitor invoices that are distributed for internal approval; improved tracking of assets and their in service dates for purposes of depreciation; and procedures for deploying the existing purchase order system to identify unbilled goods and services from vendors. In addition, all approvals within the process require the dated signature of at least two persons from our accounting management. Management believes that we have enhanced the reliability and effectiveness of our internal control over financial reporting such that our internal control over financial reporting is effective at a reasonable assurance level as of the date of this prospectus.

Results of operations

Revenue and cost of service (dollar amounts in thousands, except average revenue per customer location)

	Six months ended				Change from previous period
	June 30, 2005		June 30, 2006
	Dollars	% of revenues	Dollars	% of revenues	Dollars	Percent

Revenue:
Customer revenue	$71,304	97.2%	$97,398	97.3%	$26,094	36.6%
Terminating access revenue	2,054	2.8%	2,714	2.7%	660	32.1%

Total revenue	73,358		100,112		26,754	36.5%
Cost of service (exclusive of depreciation and amortization):
Circuit access fees	11,363	15.5%	15,294	15.3%	3,931	34.6%
Other costs of service	11,351	15.5%	16,656	16.6%	5,305	46.7%
Service credits and performance penalties	(890)	(1.2)%	(699)	(0.7)%	191	(21.5)%

Total cost of service	21,824	29.7%	31,251	31.2%	9,427	43.2%

Gross margin (exclusive of depreciation and amortization):	$51,534	70.3%	$68,861	68.8%	$17,327	33.6%

Customer data:
Locations at period end	17,435		23,714		6,279	36.0%

Average revenue per customer location (six months)	$761		$757		$(4)	(0.5)%

Six months ended June 30, 2005 compared to six months ended June 30, 2006

Revenue.    Revenue increased 36.5% for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. The increase in revenue resulted from an increase in customers from 17,435 at June 30, 2005 to 23,714 at June 30, 2006. Average monthly revenue per customer location declined from $761 in the six months ended June 30, 2005 to $757 in the six months ended June 30, 2006 as a result of continued terminating access regulated rate decreases as well as sales promotions in response to competition. We expect average monthly revenue per customer location to be relatively stable in future periods or to grow moderately due to increased revenue from our mobile service and other value-added applications. Customer revenues represented approximately 97.2% and 97.3% of total revenues in the six months ended June 30, 2005 and 2006, respectively. Revenues from access charges paid to us by other communications companies to terminate calls to our customers represented approximately 2.8% and 2.7% of revenues in the six months ended June 30, 2005 and 2006, respectively. The increase in revenues from access charges as a percentage of total revenues is primarily due to a change in estimate of $0.2 million related to prior periods. Our segment contributions to the increase in revenue in the six months ended June 30, 2006 as compared to the six months ended June 30, 2005 were $5.4 million from Atlanta, $4.6 million from Dallas, $6.0 million from Denver, $6.4 million from Houston, and $4.2 million from Chicago. Los Angeles, which was launched in March 2006, had revenues of $0.2 million for the six months ended June 30, 2006.

Cost of service.    Cost of service increased 43.2% from the first six months of 2005 to the first six months of 2006. This increase is largely attributable to the 36.0% increase in the number of customers from June 30, 2005 to June 30, 2006. As a percentage of total revenue, cost of service increased from 29.7% in the first six months of 2005 to 31.2% in the first six months of 2006. The increase in cost of service beyond the growth in customers, as well as the increase as a percentage of revenue, relates primarily to the impact of regulatory changes, an increased level of installation charges to affect circuit changes in connection with our network optimization plan in response to the TRRO, and to a decrease in the level of service credits and performance penalties. Service credits, which are recognized as offsets to cost of service, arise from billing and service disputes between telecommunications carriers and us resulting from billing errors and differing interpretations of regulatory guidelines.

Circuit access fees, or line charges, which primarily relate to our lease of T-1 circuits connecting our equipment at network points of colocation to our equipment located at our customers’ premises, represented the largest component of cost of service and were $11.4 million in the first six months of 2005 and $15.3 million in the first six months of 2006. The increase in circuit access fees of $3.9 million in the first six months of 2006 as compared to the first six months of 2005 is a direct result of the increase in the number of customers. In addition to the increase resulting from customer growth, circuit access fees rose due to the impact of the TRRO and recent regulatory rulings in Georgia.

The other principal components of cost of service include long distance charges, installation costs to connect new circuits, the cost of transport circuits between network points of presence, the cost of local interconnection with the local telephone companies’ networks, Internet access costs, the cost of third party applications we provide to our customers, access costs paid by us to other carriers to terminate calls from our customers, and certain taxes and fees. As a percent of revenue, other costs of service increased for the six months ended June 30, 2006, primarily due to the impact of our network grooming activities, which involve changes in network architecture to improve efficiency or reduce cost related to TRRO (described below), and the impact of our new mobile offering, which involves subsidies on the sale of mobile handsets and a lower gross margin for mobile service than our overall gross margin. Although our mobile services do not currently constitute a principal component of our cost of service, we expect that as our mobile services increase over time, they will represent a larger component of our cost of service.

In February 2005, the FCC issued its TRRO and adopted new rules, effective March 11, 2005, governing the obligations of incumbent local exchange carriers, or ILECs, to afford access to their facilities as UNEs at wholesale prices based on incremental cost. The TRRO reduces the ILECs’ obligations to provide UNE high-capacity loops within, and UNE dedicated transport facilities between, certain ILEC wire centers that are deemed to be sufficiently competitive, based upon various factors such as the number of fiber-based colocators and/or the number of business access lines within these wire centers. In addition, certain caps are imposed regarding the number of UNE facilities that companies like us may have on a single route or into a single building. Where the wire center conditions or the caps are exceeded, the TRRO eliminates the ILECs’ obligations to provide these high-capacity circuits to competitors at the discounted rates historically received under the 1996 Telecommunications Act.

The rates charged by ILECs for our high-capacity circuits in place on March 11, 2005 that were affected by the FCC’s new rules were increased 15% effective for one year until March 2006. In addition, by March 10, 2006, we were required by the FCC’s new rules to transition these existing facilities to alternative arrangements, such as other competitive facilities or to other wholesale arrangements offered by the ILECs (e.g., special access services) or other negotiated rates with the ILECs. Subject to any contractual protections under our existing interconnection agreements with ILECs, beginning March 11, 2005, new circuits that are added are subject to the ILECs’ higher “special access” pricing. New circuits include any new installations of DS-1 loops and/or DS-1 and DS-3 transport facilities in the affected ILEC wire centers, on the affected transport routes or that exceeded the caps.

We are able to estimate the probable liability for implementation of certain provisions of the TRRO and have accrued approximately $3.4 million through June 30, 2006 for these increased costs, $1.7 million of which was charged to cost of service in the six months ended June 30, 2006. This estimate includes $1.3 million for the total cost impact related to wire centers and transport routes determined to be sufficiently competitive to be subject to the FCC’s new rules. For costs associated with the caps imposed on the number of circuits that we may have on a single route or into a single building, approximately $0.4 million is reflected in cost of service through June 30, 2006. This estimate is for all markets and is based on special access rates available under volume and/or term pricing plans, which represent the low end of the range for special access pricing. Special access pricing is also available under month-to-month pricing plans, which are at substantially higher rates and represent the high end of the range for special access pricing. We believe volume and/or term pricing plans are the most probable pricing regime to which we will be subject based largely on our intent to enter into volume and/or term commitments where more attractively priced alternatives do not exist. However, the June 30, 2006 accrual would increase by approximately $1.9 million if it was based on the higher month-to-month rates.

Certain aspects of the new FCC rules are subject to ongoing court challenges and the implementation of the new FCC rules is subject to multiple interpretations. We cannot predict the results of future court rulings, or how the FCC may respond to any such rulings, or any changes in the availability of UNEs as the result of future legislative or regulatory decisions. For instance, state regulatory rulings during 2005 and 2006 have reduced circuit access fees in our Texas markets and increased rates in our Atlanta market. In particular, the circuit access fees and other costs that we incur in Texas were reduced based on a state regulatory order that went into effect in March 2005. We began realizing benefits from this state ruling in the second quarter of 2005. As mentioned above, recent regulatory actions in Georgia raised our rates.

We made changes in our network architecture to respond to the increases in transport circuit costs in order to mitigate the impact of the FCC rule changes. We recorded $1.3 million in installation expenses associated with the network architecture changes associated with the TRRO during the six months ended June 30, 2006. Our network optimization project undertaken in response to the TRRO was completed in the quarter ended June 30, 2006. Inspired by the TRRO-related project, we began additional network optimization efforts during the quarter ended June 30, 2006 and incurred an additional $0.2 million in installation expenses in connection with that project, which we expect will continue during the remainder of 2006. Until these additional efforts are complete, we expect our circuit access fees and transport charges to increase in the short term largely due to installation expenses associated with network regrooming for the continuing network optimization project. Transport charges have increased as a percentage of revenue from 2.4% to 3.8% from the six months ended June 30, 2005 to the six months ended June 30, 2006.

Selling, general and administrative (dollar amounts in thousands)

	Six months ended				Change from previous period
	June 30, 2005		June 30, 2006
	Dollars	% of revenues	Dollars	% of revenues	Dollars	Percent

Selling, general and administrative (exclusive of depreciation and amortization):
Salaries, wages and benefits	$26,580	36.2%	$35,508	35.5%	$8,928	33.6%
Marketing costs	794	1.1%	1,130	1.1%	336	42.3%
Other selling, general and administrative	13,914	19.0%	17,691	17.7%	3,777	27.1%

Total SG&A	$41,288	56.3%	$54,329	54.3%	$13,041	31.6%

Other data:
Employees (at period end)	665		830		165	24.8%

Selling, general and administrative expenses.    Selling, general and administrative expenses increased at a slower rate than our revenue or customers for the six months ended June 30, 2006 compared to the first six months of 2005. This is evidenced by its decline as a percentage of revenue from 56.3% in the six months ended June 30, 2005 to 54.3% in the six months ended June 30, 2006. We expect selling, general and administrative costs to continue to decrease as a percentage of revenue as our customer base and revenues grow without proportional increases in our expenses. During the six month period ended June 30, 2006, our selling, general and administrative expenses increased $13.0 million to $54.3 million from $41.3 million during the six month period ended June 30, 2005 due to costs associated with the March 2006 launch of operations in Los Angeles, our introduction of mobile services in all our markets during the first quarter of 2006 and increased cost associated with being a public company.

Salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised the largest portion of our selling, general and administrative expenses. The primary factor increasing this category of costs is the growth in employees. However, the adoption of FAS123(R) and the increase in the cost of benefits, such as medical insurance payments made by the company per employee, caused this expense line item to increase at a faster rate than the number of employees.

Marketing costs, including advertising, increased both in absolute dollars and as a percent of revenues. Our marketing costs are expected to increase as we add customers and expand to new markets in an increasingly competitive environment.

Other selling, general and administrative expenses include professional fees, outsourced services, rent and other facilities costs, maintenance, recruiting fees, travel and entertainment costs, property taxes and bad debt expense. The increase in this category of costs is primarily due to the addition of new operations and to the increase in centralized expenses needed to keep pace with the growth in customers and the cost of becoming a public company, including preparing for Sarbanes-Oxley Act compliance, and professional fees associated with a heightened level of regulatory activity.

Depreciation and amortization (dollar amounts in thousands)

	Six months ended
	June 30, 2005		June 30, 2006		Change from previous period
	Dollars	% of revenues	Dollars	% of revenues	Dollars	Percent

Depreciation and amortization	$11,652	15.9%	$13,441	13.4%	$1,789	15.4%

Depreciation and amortization expense.    Depreciation and amortization expense increased $1.8 million in the first six months of 2006 compared to the first six months of 2005. Depreciation and amortization expense increased because new purchases exceeded the reduction in depreciation and amortization resulting from property and equipment becoming fully depreciated. The increase in depreciation and amortization expense was primarily due to increased capital expenditures consistent with customer growth.

Other income (expense) (dollar amounts in thousands)

	Six months ended
	June 30, 2005		June 30, 2006		Change from previous period
	Dollars	% of revenues	Dollars	% of revenues	Dollars	Percent

Interest income	$508	0.7%	$799	0.8%	$291	57.3%
Interest expense	(1,315)	(1.8)%	(46)	0.0%	1,269	(96.5)%
Loss on disposal of assets	(273)	(0.4)%	(293)	(0.3)%	(20)	7.3%
Other income, net	(22)	0.0%	—	0.0%	22	(100.0)%

Total other income (expense)	$(1,102)	(1.5)%	$460	0.5%	$1,562	(141.7)%

Interest income.    Interest income increased for the six month period ended June 30, 2006 as a result of higher interest rates during 2006.

Interest expense.    Interest expense decreased $1.3 million for the six month period ended June 30, 2006 from the six month period ended June 30, 2005. The decrease in interest expense between the periods resulted from the payoff of our debt with Cisco Capital in November 2005. The interest expense in the first six months of 2006 relates primarily to commitment fees under our revolving line of credit.

Loss on disposal of property and equipment.    Our loss on disposal of equipment increased slightly for the six month period ended June 30, 2006 compared to June 30, 2005. Our loss principally consists of unrecoverable integrated access devices from disconnected customers and write-offs of certain network and software assets that we replaced due to obsolescence or upgrade. The loss on unrecoverable integrated access devices will continue to increase as our customer base grows, and the write-off of certain network and software assets will fluctuate dependent upon management decisions to replace and upgrade components of our network.

Other income, net.    Other income, net primarily represented adjustments to the carrying value of certain interest rate sensitive investments to reflect market value changes. These investments were converted to other investments in the first quarter of 2005, resulting in no amount being recorded to this account in 2006.

Income tax expense.    Income tax expense increased $0.1 million for the first six months of 2006 compared to the first six months of 2005 due to estimated alternative minimum tax requirements based on current annual book and taxable income projections.

Net income (loss).    Net income increased $3.9 million for the first six months of 2006 compared to the first six months of 2005. The improved results arose primarily from increases in revenues exceeding increases in selling, general and administrative expenses and depreciation and amortization expense. Another significant factor relates to a $1.3 million reduction of interest expense due to the payoff of our debt with Cisco Capital in November 2005.

Year ended December 31, 2004 compared to year ended December 31, 2005

Revenue and cost of service (dollar amounts in thousands, except average revenue per customer location)

	Twelve months ended				Change from previous period
	December 31, 2004		December 31, 2005
	Dollars	% of revenues	Dollars	% of revenues	Dollars	Percent

Revenue:
Customer revenue	$108,863	96.1%	$154,883	97.4%	$46,020	42.3%
Terminating access revenue	4,448	3.9%	4,214	2.6%	(234)	(5.3)%

Total revenue	113,311		159,097		45,786	40.4%

Cost of service (exclusive of depreciation and amortization):
Circuit access fees	17,335	15.3%	26,163	16.4%	8,828	50.9%
Other costs of service	17,672	15.6%	23,397	14.7%	5,725	32.4%
Service credits and performance penalties	(3,282)	(2.9)%	(2,399)	(1.5)%	883	(26.9)%

Total cost of service	31,725	28.0%	47,161	29.6%	15,436	48.7%

Gross margin (exclusive of depreciation and amortization):	$81,586	72.0%	$111,936	70.4%	$30,350	37.2%

Customer data:
Locations at period end	14,713		20,347		5,634	38.3%

Average monthly revenue per customer location	$774		$756		$(18)	(2.3)%

Revenue.    Revenue increased 40.4% for the twelve months ended December 31, 2005 compared to the twelve months ended December 31, 2004. The increase in revenue resulted from the 38.3% increase in customers from December 31, 2004 to December 31, 2005. Between these periods, the ending number of customers increased by 38.3% and the average number of customers increased by 42.8%. Average monthly revenue per customer location declined by 2.3% from December 31, 2004 to December 31, 2005. Although the proportion of our customers purchasing our BeyondVoice II and BeyondVoice III service packages, at higher average monthly revenue per customer location, was higher in the twelve months ended December 31, 2005 than in the twelve months ended December 31, 2004, the impact of this trend was more than offset by the effect of increased levels of customers under three year contracts at lower price points and competitive pricing pressure on new contracts and contract renewals, resulting in a higher level of promotions offered to customers at the time of contract signature. Revenues from access charges paid to us by other communications companies to terminate calls to our customers declined for the twelve month comparison period and grew substantially slower than our customer base due to reductions in access rates on interstate calls as mandated by the FCC, including an approximate 30% reduction effective in June 2004. Our segment contributions to the increase in revenue in the twelve month period ended December 31, 2005 as compared to the twelve month period ended December 31, 2004, were $11.5 million from Atlanta, $9.1 million from Dallas, $12.9 million from Denver, $10.2 million from Houston, which was launched in March 2004, and $2.1 million from Chicago, which was launched in March 2005.

Cost of service.    Cost of service increased 48.7% from the twelve month period of 2004 to the twelve month period of 2005. As a percentage of total revenue, cost of service increased from 28.0% in the twelve months of 2004 to 29.6% in the twelve months of 2005. The increase in cost of service was largely attributable to the 38.3% increase in the number of customers from December 31, 2004 to December 31, 2005 and a 42.8% increase in the average number of customers between the periods. The increase in cost of service beyond the growth in customers, as well as the increase as a percentage of revenue, relates primarily to the impact of regulatory changes and to a $0.9 million decrease in the level of service credits and performance penalties. Service credits, which are recognized as offsets to cost of service, arise from billing and service disputes between telecommunications carriers and us.

Circuit access fees, or line charges, which primarily relate to our lease of T-1 circuits connecting our equipment at network points of colocation to our equipment located at our customers’ premises, represented the largest component of cost of service. The increase in circuit access fees between the twelve month periods is primarily a result of the increase in the number of customers. In addition to the increase resulting from customer growth, circuit access fees rose due to the impact of the TRRO and recent regulatory rulings in Georgia, which included $0.7 million relating to prior periods being recognized as expense during 2005.

The other principal components of cost of service include long distance charges, installation costs to connect new circuits, the cost of transport circuits between network points of presence, the cost of local interconnection with the local telephone companies’ networks, Internet access costs, the cost of third party applications we provide to our customers, access costs paid by us to other carriers to terminate calls from our customers, and certain taxes and fees. As a percent of revenue, other costs of service decreased for the twelve months ended December 31, 2005. This overall decrease is the result of negotiated price decreases with vendors and other cost savings that we achieved through network optimization efforts.

In February 2006, the Georgia Public Service Commission, or PSC, adopted a recommendation by the staff of the PSC to implement increased rates for the lease of UNEs from BellSouth. This recommendation relates to a complaint filed by BellSouth in 2003 with the PSC. The increase rates implemented by the PSC are applicable going forward and on a retroactive basis back to September 2003. We estimated and accrued approximately $1.5 million through December 31, 2005 for the cumulative impact of this action, which was charged to cost of service in December 2005. Prior to the PSC staff recommendation, there was insufficient information as to whether the outcome of this matter would result in a change in pricing and whether such change in pricing, if any, would be applied retroactively or prospectively.

In February 2005, the FCC issued its TRRO and adopted new rules, effective March 11, 2005, governing the obligations of ILECs to afford access to their facilities as UNEs at wholesale prices based on incremental cost. The TRRO reduces the ILECs’ obligations to provide UNE high-capacity loops within, and UNE dedicated transport facilities between, certain ILEC wire centers that are deemed to be sufficiently competitive, based upon various factors such as the number of fiber-based colocators and/or the number of business access lines within these wire centers. In addition, certain caps are imposed on the number of UNE facilities that companies like us may have on a single route or into a single building. Where the wire center conditions or the caps are exceeded, the TRRO eliminates the ILECs’ obligations to provide these high-capacity circuits as UNEs.

The rates charged by ILECs for our high-capacity circuits in place on March 11, 2005 that were affected by the FCC’s new rules were increased 15% effective for one year until March 2006. In addition, by March 10, 2006, we were required by the FCC’s new rules to transition these existing facilities to alternative arrangements, such as other competitive facilities or to other wholesale arrangements offered by the ILECs (e.g., special access services) or other negotiated rates with the ILECs. Subject to any contractual protections under our existing interconnection agreements with ILECs, beginning March 11, 2005, new circuits in affected areas that are added are subject to the ILECs’ higher “special access” pricing. New circuits in affected areas include any new installations of DS-1 loops and/or DS-1 and DS-3 transport facilities in the affected ILEC wire centers, on the affected transport routes or that exceeded the caps.

We were able to estimate the probable liability for implementation of certain provisions of the TRRO and accrued approximately $1.9 million through December 31, 2005 for these liabilities, which were charged to cost of service in the year ended December 31, 2005. The estimate includes $1.6 million for the total cost impact related to wire centers and transport routes deemed sufficiently competitive. For costs associated with the caps imposed on the number of circuits that we may have on a single route or into a single building, approximately $0.3 million is reflected in the results of operations through December 31, 2005. This estimate is for all markets except for a portion of Denver’s circuits and is based on special access rates available under volume and/or term pricing plans, which represent the low end of the range for special access pricing. Special access pricing is also available under month to month pricing plans, which are at substantially higher rates and represent the high end of the range for special access pricing. We believe volume and/or term pricing plans are the most probable pricing regime to which we will be subject based largely on our intent to enter into volume and/or term commitments where more attractively priced alternatives do not exist. However, the December 31, 2005 accrual would increase by approximately $1.4 million if it were based on the higher month to month rates. Due to inconsistencies and ambiguities in the FCC order as to the application of the loop and transport caps, the total cost impact for Denver is not reasonably estimable until interpretations of the rule are completed or contract negotiations with the ILEC are finalized. Although we do not believe it is likely that we will incur additional expenses above what we have accrued through December 31, 2005, additional costs of approximately $1.6 million are possible relating to the caps for the Denver market through December 31, 2005.

Although the new FCC rules themselves have been upheld in their entirety, the implementation of the new FCC rules is subject to multiple interpretations and in some cases court challenges. We cannot predict the results of future court rulings, or how the FCC may respond to any such rulings, or any changes in the availability of unbundled network elements as the result of future legislative or regulatory decisions. For instance, recent state regulatory rulings have reduced circuit access fees in our Texas markets and increased rates in the Atlanta market. In particular, the circuit access fees and other costs that we incur in Texas were reduced based on a state regulatory order that went into effect in March 2005. We began realizing benefits from this state ruling in the second quarter of 2005.

We made changes in our network architecture to respond to the increases in transport circuit costs in order to mitigate the impact of the FCC rule changes. Transport charges increased as a percentage of revenue from 2.3% to 2.5% for the twelve months ended December 31, 2005 as compared to the twelve months ended December 31, 2004.

Selling, general and administrative (dollar amounts in thousands)

	Twelve months ended				Change from previous period
	December 31, 2004		December 31, 2005
	Dollars	% of revenues	Dollars	% of revenues	Dollars	Percent

Selling, general and administrative (exclusive of depreciation and amortization):
Salaries, wages and benefits	$42,958	37.9%	$54,274	34.1%	$11,316	26.3%
Marketing costs	1,021	0.9%	1,819	1.1%	798	78.2%
Other selling, general and administrative	21,180	18.7%	30,360	19.1%	9,180	43.3%

Total SG&A	$65,159	57.5%	$86,453	54.3%	$21,294	32.7%

Other data:
Employees (at period end)	586		707		121	20.6%

Selling, general and administrative expenses.    Selling, general and administrative expenses increased at a slower rate than our revenue or customers for the twelve month period ended December 31, 2005, as evidenced by its decline as a percentage of revenue from 57.5% in the twelve month period ended December 31, 2004 to 54.3% in the twelve month period ended December 31, 2005.

Salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised the largest portion of our selling, general and administrative expenses. The primary factor increasing this category of costs is the growth in employees. However, the growth in the cost of benefits, such as medical insurance payments made by the company, per employee caused this expense line item to grow at a faster rate than the number of employees.

Marketing costs, including advertising, increased both in absolute dollars and as a percent of revenues as we have increased our marketing efforts into new mediums to address the increasingly competitive environment.

Other selling, general and administrative costs, which include professional fees, outsourced services, rent and other facilities costs, maintenance, recruiting fees, travel and entertainment costs, property taxes and bad debt expense, increased primarily due to the addition of new operations and to the growth in centralized expenses needed to keep pace with the growth in customers. As a percentage of revenue, other selling, general and administrative costs increased for the twelve month period ended December 31, 2005 when compared to the comparable period of 2004. The increase as a percentage of revenue is largely attributable to the cost of becoming a public company, including preparing for Sarbanes-Oxley Act compliance, and professional fees associated with the TRRO implementation.

Depreciation and amortization (dollar amounts in thousands)

	Twelve months ended				Change from previous period
	December 31, 2004		December 31, 2005
	Dollars	% of revenues	Dollars	% of revenues	Dollars	Percent

Depreciation and amortization	$22,647	20.0%	$24,160	15.2%	$1,513	6.7%

Depreciation and amortization expense.    Depreciation and amortization expense increased $1.5 million between the twelve month periods ended December 31, 2004 and 2005. Depreciation and amortization expense increased because the increase in depreciation and amortization arising from new purchases exceeded the reduction in depreciation and amortization resulting from property and equipment becoming fully depreciated.

Other income (expense) (dollar amounts in thousands)

	Twelve months ended				Change from previous period
	December 31, 2004		December 31, 2005
	Dollars	% of revenues	Dollars	% of revenues	Dollars	Percent

Interest income	$637	0.6%	$1,325	0.8%	$688	108.0%
Interest expense	(2,788)	(2.5)%	(2,424)	(1.5)%	364	(13.1)%
Loss on disposal of assets	(1,746)	(1.5)%	(539)	(0.3)%	1,207	(69.1)%
Gain from write-off of carrying value in excess of principal	—	0.0%	4,060	2.6%	4,060	nm
Other, net	(236)	(0.2)%	(9)	0.0%	227	(96.2)%

Total other income (expense)	$(4,133)	(3.6)%	$2,413	1.5%	$6,546	(158.4)%

Interest income.    Interest income increased for the twelve month period as a result of higher cash and investment balances during 2005. The higher balances in cash and investments were a result of proceeds from the sale of approximately $17.0 million of preferred stock in December 2004, a $4.9 million increase in cash resulting from operating, investing and financing activities through the twelve months ended December 31, 2005, and approximately $4.3 million remaining from our initial public offering in November 2005 filed on Form S-1 (Reg. No. 333-124971) in which we sold 6,132,353 shares of our common stock at a public offering price of $12.00 (excluding underwriting discounts, commissions and other fees) after the repayment of debt.

Interest expense.    Interest expense incurred as a result of our credit facility with Cisco Capital and our capital lease obligations, prior to the effects of our accounting for the troubled debt restructuring, decreased $1.3 million for the twelve month period ended December 31, 2005. The decrease in interest expense for the twelve month periods relates to a decrease in the interest rate under our credit facility effective in June 2004 and the payoff of our debt with Cisco Capital in November 2005. The offset to interest expense associated with the accounting for the restructuring of troubled debt decreased $0.9 million for the twelve month period ended December 31, 2005.

Loss on disposal of property and equipment.    Our loss on disposal of equipment decreased for the twelve month period ended December 31, 2005 due to a decreased number of unrecoverable integrated access devices from disconnected customers and a lower amount of write-offs of certain network and software assets that we replaced due to obsolescence or upgrade.

Gain from write-off of carrying value in excess of principal.    The gain from write-off of carrying value in excess of principal resulted from the payoff or our debt with Cisco Capital using the proceeds from our initial public offering in November 2005, and represents the carrying value in excess of principal remaining from the trouble debt restructuring that occurred in 2002.

Other, net.    Other, net primarily represented adjustments to the carrying value of certain interest rate sensitive investments to reflect market value changes. These investments were held throughout 2004 and were converted to other investments in early 2005, resulting in a decrease in this net expense.

Net income (loss).    Net loss decreased $15.2 million for the twelve month period ended December 31, 2005 from the twelve month period ended December 31, 2004. We had net income for the twelve month period ended December 31, 2005. The improved results arose primarily from the significant increase in revenues and significantly slower rates of increase in selling, general and administrative expenses and depreciation and amortization expense. The reduction in other expense, as a result of the conversion of investments described in “Other, net”, and the gain recognized when we paid off our debt with Cisco Capital contributed to the decrease in net losses for the twelve months ended December 31, 2005.

Year ended December 31, 2003 compared to year ended December 31, 2004

Revenue and cost of service (dollar amounts in thousands, except average revenue per customer location)

	Twelve months ended
	December 31, 2003		December 31, 2004		Change from previous period
	Dollars	% of revenues	Dollars	% of revenues	Dollars	Percent

Revenue:
Customer revenue	$62,130	94.8%	$108,863	96.1%	$46,733	75.2%
Terminating access revenue	3,383	5.2%	4,448	3.9%	1,065	31.5%

Total revenue	65,513		113,311		47,798	73.0%

Cost of service (exclusive of depreciation and amortization):
Circuit access fees	10,858	16.6%	17,335	15.3%	6,477	59.7%
Other costs of service	13,125	20.0%	17,672	15.6%	4,547	34.6%
Service credits and performance penalties	(2,168)	(3.3)%	(3,282)	(2.9)%	(1,114)	51.4%

Total cost of service	21,815	33.3%	31,725	28.0%	9,910	45.4%

Gross margin (exclusive of depreciation and amortization):	$43,698	66.7%	$81,586	72.0%	$37,888	86.7%

Customer data:
Locations at period end	9,687		14,713		5,026	51.9%

Average monthly revenue per customer location	$771		$774		$3	0.4%

Revenue.    Revenue increased 73.0% for the twelve months ended December 31, 2003 to the twelve months ended December 31, 2004. The increase in revenue resulted from the 51.9% increase in customers from December 31, 2003 to December 31, 2004. Average monthly revenue per customer location remained relatively flat for the twelve month period. Although the proportion of our customers purchasing our BeyondVoice II service package, at higher average monthly revenue per customer location in 2004 than in 2003, the impact of this trend was more than offset by the effect of increased levels of customers with under three year contracts at lower price points and competitive pricing pressure on new contracts and contract renewals, resulting in a higher level of promotions offered to customers at the time of contract signature. Revenues from access charges paid to us by other communications companies to terminate calls to our customers increased for the twelve month comparison period and grew substantially slower than our customer base due to reductions in access rates on interstate calls as mandated by the FCC, including an approximate 30% reduction effective in June 2004. Our segment contributions to the increase in revenue in the twelve month period ended December 31, 2005 as compared to the twelve month period ended December 31, 2004, were $15.2 million from Atlanta, $13.3 million from Dallas, $16.4 million from Denver, and $2.9 million from Houston, which was launched in March 2004.

Cost of service.    Cost of service increased 45.4%, from the twelve month period of 2003 to the twelve month period of 2004. As a percentage of total revenue, cost of service decreased from 33.3% in the twelve months of 2003 to 28.0% in the twelve months of 2004. The increase in total cost of service was largely attributable to the 51.9% increase in the number of customers from December 31, 2003 to December 31, 2004. In addition, an increase in the level of service credits and performance penalties in 2004 resulted in a $1.1 million decrease to cost of service in the twelve month period of 2004. Service credits, which are recognized as offsets to cost of service, arise from billing and service disputes between telecommunications carriers and us. They are resolved by negotiation among the parties or through the intervention of a regulatory body. We cannot predict the level of errors in charges from our suppliers, nor can we predict the proportion of disputes that we will win. Similarly, performance penalties are assessed by the state public service commissions against local telephone companies for failing to meet publicly mandated standards in their capacity as suppliers of circuits and services. The amount of performance penalties for failure to meet standards varies by state, and we expect variations in the performance of our suppliers and, therefore, in our receipt of penalty payments.

Circuit access fees, or line charges, which primarily relate to our lease of T-1 circuits connecting our equipment at network points of colocation to our equipment located at our customers’ premises, represented the largest component of cost of service. The increase in circuit access fees between the twelve month periods is primarily a result of the increase in the number of customers. Circuit access fees as a percentage of revenue decreased 1.3% from the twelve month period ended 2003 to the twelve month period ended 2004.

The other principal components of cost of service include long distance charges, installation costs to connect new circuits, the cost of transport circuits between network points of presence, the cost of local interconnection with the local telephone companies’ networks, Internet access costs, the cost of third party applications we provide to our customers, access costs paid by us to other carriers to terminate calls from our customers, and certain taxes and fees. As a percent of revenue, other costs of service decreased for the twelve months ended December 31, 2004. This overall decrease is the result of negotiated price decreases with vendors and other cost savings that we achieved through network optimization efforts.

Selling, general and administrative (dollar amounts in thousands)

	Twelve months ended
	December 31, 2003		December 31, 2004		Change from previous period
	Dollars	% of revenues	Dollars	% of revenues	Dollars	Percent

Selling, general and administrative (exclusive of depreciation and amortization):
Salaries, wages and benefits	$34,166	52.2%	$42,958	37.9%	$8,792	25.7%
Marketing costs	278	0.4%	1,021	0.9%	743	267.3%
Other selling, general and administrative	13,641	20.8%	21,180	18.7%	7,539	55.3%

Total SG&A	$48,085	73.4%	$65,159	57.5%	$17,074	35.5%

Other data:
Employees	428		586		158	36.9%

Selling, general and administrative expenses.    Selling, general and administrative expenses increased at a slower rate than our revenue or customers for the twelve month period ended December 31, 2004, as evidenced by its decline as a percentage of revenue from 73.4% in the twelve month period ended December 31, 2003 compared to 57.5% in the twelve month period ended December 31, 2004.

Salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised the largest portion of our selling, general and administrative expenses. The primary factor increasing this category of costs is the growth in employees. However, the growth in the cost of benefits, such as medical insurance payments made by the company, per employee caused this expense line item to grow at a faster rate than the number of employees.

Marketing costs, including advertising, increased both in absolute dollars and as a percent of revenues as we increased our marketing efforts into new mediums to address the increasingly competitive environment.

Other selling, general and administrative costs, which include professional fees, outsourced services, rent and other facilities costs, maintenance, recruiting fees, travel and entertainment costs, property taxes and bad debt expense, increased due to the addition of new operations and to the growth in centralized expenses needed to keep pace with the growth in customers. As a percentage of revenue, other selling, general and administrative costs decreased for the twelve month period ended December 31, 2004 when compared to the same period in 2003.

Depreciation and amortization (dollar amounts in thousands)

	Twelve months ended
	December 31, 2003		December 31, 2004		Change from previous period
	Dollars	% of revenues	Dollars	% of revenues	Dollars	Percent

Depreciation and amortization	$21,271	32.5%	$22,647	20.0%	$1,376	6.5%

Depreciation and amortization expense.    Depreciation and amortization expense increased $1.4 million between the twelve month periods of 2003 and 2004, respectively. Depreciation and amortization expense increased because the increase in depreciation and amortization arising from new purchases exceeded the reduction in depreciation and amortization resulting from property and equipment becoming fully depreciated.

Other income (expense) (dollar amounts in thousands)

	Twelve months ended
	December 31, 2003		December 31, 2004		Change from previous period
	Dollars	% of revenues	Dollars	% of revenues	Dollars	Percent

Interest income	$715	1.1%	$637	0.6%	$(78)	(10.9)%
Interest expense	(2,333)	(3.6)%	(2,788)	(2.5)%	(455)	19.5%
Loss on disposal of assets	(1,986)	(3.0)%	(1,746)	(1.5)%	240	(12.1)%
Other, net	(220)	(0.3)%	(236)	(0.2)%	(16)	7.3%

Total other income (expense)	$(3,824)	(5.8)%	$(4,133)	(3.6)%	$(309)	8.1%

Interest income.    Interest income decreased for both the twelve month period as a result of lower average cash and investment balances during 2004. The amount of outstanding interest earning investments decreased from early 2003, shortly after our November 2002 Series B preferred stock investment, through 2004, as we converted these investments to cash in order to fund our business and make principal payments on our debt.

Interest expense.    Interest expense incurred as a result of our credit facility with Cisco Capital and our capital lease obligations, prior to the effects of our accounting for the troubled debt restructuring, increased $0.2 million for the twelve month period ended December 31, 2004. The increase in interest expense for the twelve month periods relates primarily to our increased amounts outstanding under such credit facility. The offset to interest expense associated with the accounting for the restructuring of troubled debt decreased $0.3 million for the twelve month period, due to a decline in interest rates.

Loss on disposal of property and equipment.    Our loss on disposal of equipment decreased for the twelve month period ended December 31, 2004 due to a decreased number of unrecoverable integrated access devices from disconnected customers and a lower amount of write-offs of certain network and software assets that we replaced due to obsolescence or upgrade.

Other, net.    Other, net primarily represented adjustments to the carrying value of certain interest rate sensitive investments to reflect market value changes. These investments were held throughout 2004.

Net income (loss).    Net loss decreased $18.0 million for the twelve month period ended December 31, 2004 from the twelve month period ended December 31, 2003. The improved results arose primarily from the significant increase in revenues and significantly slower rates of increase in selling, general and administrative expenses and depreciation and amortization expense.

Segment Data

We monitor and analyze our financial results on a segment basis for reporting and management purposes, as is presented in Note 12 to the Consolidated Financial Statements hereto. At June 30, 2006, our segments were geographic and included Atlanta, Dallas, Denver, Houston, Chicago and Los Angeles. The balance of our operations is in our Corporate group, which consists of corporate executive, administrative and support functions and unallocated centralized operations, which includes network operations, customer care and provisioning. We do not allocate these Corporate costs to the other segments and believe that the decision not to allocate these centralized costs provides a better evaluation of our revenue-producing geographic segments. In addition to segment results, we use aggregate adjusted EBITDA to assess the operating performance of the overall business. Because our chief executive officer, who is our chief operating decision maker, primarily evaluates the performance of our segments on the basis of adjusted EBITDA, we believe that segment adjusted EBITDA data should be available to investors so that investors have the same data that we employ in assessing our overall operations. Our chief operating decision maker also uses revenue to measure our operating results and assess performance, and each of revenue and adjusted EBITDA is presented herein in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

EBITDA is a non-GAAP financial measure commonly used by investors, financial analysts and ratings agencies. EBITDA is generally defined as net income (loss) before interest, income taxes, depreciation and amortization. However, we use the non-GAAP financial measure adjusted EBITDA, and that, in our case, when applicable, further excludes stock-based compensation expense, write-off of public offering costs, gains relating to our troubled debt restructuring and the early payoff of our restructured debt, gain or loss on asset dispositions and other non-operating income or expense. We have presented adjusted EBITDA because this financial measure, in combination with revenue and operating expense, is an integral part of the internal reporting system used by our management to assess and evaluate the performance of our business and its operating segments both on a consolidated and on an individual basis.

Other public companies may define adjusted EBITDA in a different manner or present varying financial measures. Accordingly, our presentation may not be comparable to other similarly titled measures of other companies. Our calculation of adjusted EBITDA is also not directly comparable to EBIT (earnings before interest and income taxes) or EBITDA. We believe that adjusted EBITDA, while providing useful information, should not be considered in isolation or as an alternative to other financial measures determined under GAAP, such as operating income or loss.

Our segment data is presented below:

	Year ended December 31,			Six months ended June 30,
(in thousands)	2003	2004	2005	2005	2006

Revenue:
Atlanta	$27,033	$42,236	$53,719	$25,402	$30,795
Dallas	19,813	33,129	42,277	20,035	24,591
Denver	18,667	35,051	47,916	22,494	28,542
Houston	—	2,895	13,051	5,128	11,519
Chicago	—	—	2,134	299	4,456
Los Angeles	—	—	—	—	209

Total revenue	$65,513	$113,311	$159,097	$73,358	$100,112

Adjusted EBITDA
Atlanta	$11,851	$24,986	$30,174	$14,541	$18,026
Dallas	4,235	12,353	18,561	8,268	10,922
Denver	5,230	17,750	24,954	11,709	15,265
Houston	(187)	(3,954)	1,377	(190)	3,121
Chicago	—	(565)	(5,470)	(3,318)	(1,696)
Los Angeles	—	—	(382)	—	(2,467)
Corporate	(25,495)	(33,768)	(43,407)	(20,612)	(26,593)

Total adjusted EBITDA	$(4,366)	$16,802	$25,807	$10,398	$16,578

Operating income (loss)
Atlanta	$7,384	$18,922	$24,255	$11,505	$15,166
Dallas	678	7,281	13,374	5,625	8,177
Denver	2,568	13,404	19,773	9,142	12,720
Houston	(210)	(4,658)	(285)	(879)	1,887
Chicago	—	(568)	(6,090)	(3,476)	(2,347)
Los Angeles	—	—	(382)	—	(2,614)
Corporate	(36,078)	(41,704)	(49,322)	(23,323)	(31,898)

Total operating income (loss)	$(25,658)	$(7,323)	$1,323	$(1,406)	$1,091

Total assets
Atlanta	$16,227	$12,552	$12,954	$12,525	$13,796
Dallas	14,528	11,920	11,514	11,161	13,920
Denver	12,382	11,731	11,463	11,753	12,528
Houston	930	5,355	9,113	7,258	11,059
Chicago	—	2,322	5,695	4,079	7,428
Los Angeles	—	—	2,131	—	3,835
Corporate	42,981	55,323	61,962	51,094	59,421

Total assets	$87,048	$99,203	$114,832	$97,870	$121,987

Capital expenditures
Atlanta	$7,944	$2,742	$4,946	$1,965	$3,051
Dallas	6,181	2,870	3,976	1,287	4,662
Denver	6,379	3,903	3,838	1,744	2,881
Houston	948	4,041	4,039	1,653	2,004
Chicago	—	2,325	3,256	1,650	1,443
Los Angeles	—	—	2,131	93	1,663
Corporate	4,753	7,860	7,580	1,972	6,841

Total capital expenditures	$26,205	$23,741	$29,766	$10,364	$22,545

	Year ended December 31,			Six months ended June 30,
(in thousands)	2003	2004	2005	2005	2006

Reconciliation of adjusted EBITDA to Net income (loss):
Total adjusted EBITDA for reportable segments	$(4,366)	$16,802	$25,807	$10,398	$16,578
Depreciation and amortization	(21,271)	(22,647)	(24,160)	(11,652)	(13,441)
Non-cash stock option compensation	(21)	(375)	(324)	(152)	(2,046)
Write-off of public offering costs	—	(1,103)	—	—	—
Interest income	715	637	1,325	508	799
Interest expense	(2,333)	(2,788)	(2,424)	(1,315)	(46)
Gain from write-off of carrying value in excess of principal	—	—	4,060	—	—
Loss on disposal of property and equipment	(1,986)	(1,746)	(539)	(273)	(293)
Other income (expense), net	(220)	(236)	(9)	(22)	—
Income tax expense	—	—	—	—	(125)

Net income (loss)	$(29,482)	$(11,456)	$3,736	$(2,508)	$1,426

The operating results from our operating segments reflect the costs of a pre-launch phase in each market in which the local network is installed and initial staffing is hired, followed by a startup phase, beginning with the launch of service operations, when customer installations begin. Our sales efforts, our service offerings and the prices we charge customers for our services are generally consistent across our operating segments. Operating expenses include cost of service and selling, general and administrative costs incurred directly in the markets where we serve customers. Although our network design and market operations are generally consistent across all our operating segments, certain costs differ among the various geographical markets. These cost differences result from different numbers of network central office colocations, prices charged by the local telephone companies for customer T-1 access circuits, prices charged by local telephone companies and other telecommunications providers for transport circuits, office rents and other costs that vary by region.

We record costs in our markets prior to launching service to customers. We launched service in Atlanta in April 2001, in Dallas in September 2001, in Denver in January 2002, in Houston in March 2004, in Chicago in March 2005 and in Los Angeles in March 2006. In the last quarter of 2003, we incurred expenses primarily relating to the staffing of our Houston office and the cost of obtaining network circuits in Houston. In the last quarter of 2004 we incurred expenses primarily relating to the staffing of our Chicago office and the cost of obtaining network circuits in Chicago. In the last quarter of 2005, we began incurring expenses primarily relating to the staffing of our Los Angeles office and the cost of obtaining network circuits in Los Angeles. We attained positive adjusted EBITDA in Atlanta, Dallas, Denver, and Houston within 17 months from launch.

Unaudited quarterly results of operations

The following table presents our unaudited condensed quarterly financial data:

	Three months ended
(dollars in thousands, except per share data)	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	Jun. 30, 2006

Quarterly statement of operations data:
Revenue	$24,503	$26,949	$29,732	$32,127	$35,176	$38,182	$41,403	$44,336	$47,578	$52,534

Operating expenses:
Cost of service, excluding depreciation and amortization	6,431	7,652	8,485	9,157	10,444	11,380	11,995	13,342	14,998	16,253
Selling, general and administrative, excluding depreciation and amortization	14,672	15,646	16,902	17,939	20,175	21,113	21,931	23,234	26,177	28,152
Write-off of public offering cost	—	—	—	1,103	—	—	—	—	—	—
Depreciation and amortization	6,306	5,225	5,360	5,756	5,674	5,978	6,097	6,411	6,577	6,864

Total operating expenses	27,409	28,523	30,747	33,955	36,293	38,471	40,023	42,987	47,752	51,269

Operating income (loss)	(2,906)	(1,574)	(1,015)	(1,828)	(1,117)	(289)	1,380	1,349	(174)	1,265

Other income (expense):
Interest income	167	161	160	149	248	260	374	443	390	409
Interest expense	(823)	(792)	(563)	(610)	(631)	(684)	(730)	(379)	(8)	(38)
Gain from write-off of carrying value in excess of principal	—	—	—	—	—	—	—	4,060	—	—
Loss on disposal of property and equipment	(198)	(227)	(328)	(993)	(79)	(194)	(109)	(157)	(157)	(136)
Other income (expense), net	(31)	(119)	(51)	(35)	3	(25)	13	—	—	—

Income (loss) before income taxes	(3,791)	(2,551)	(1,797)	(3,317)	(1,576)	(932)	928	5,316	51	1,500
Income tax expense	—	—	—	—	—	—	—	—	(31)	(94)

Net income (loss)	$(3,791)	$(2,551)	$(1,797)	$(3,317)	$(1,576)	$(932)	$928	$5,316	$20	$1,406

Net income (loss) attributable to common stockholders	$(5,471)	$(4,282)	$(3,600)	$(5,186)	$(3,961)	$(3,417)	$(1,660)	$4,224	$20	$1,406

Net income (loss) attributable to common stockholders per common share—basic	$(43.77)	$(33.02)	$(27.59)	$(39.50)	$(28.63)	$(21.96)	$(10.06)	$0.26	$—	$0.05

Net income (loss) attributable to common stockholders per common share—diluted	$(43.77)	$(33.02)	$(27.59)	$(39.50)	$(28.63)	$(21.96)	$(10.06)	$0.20	$—	$0.05

Quarterly segment financial data:

Revenues:
Atlanta	$9,482	$10,271	$10,908	$11,573	$12,356	$13,046	$13,874	$14,443	$14,863	$15,932
Dallas	7,374	8,054	8,686	9,015	9,714	10,321	10,840	11,402	11,901	12,690
Denver	7,642	8,314	9,182	9,914	10,834	11,660	12,445	12,977	13,769	14,773
Houston	5	310	956	1,625	2,266	2,862	3,592	4,331	5,217	6,302
Chicago	—	—	—	—	6	293	652	1,183	1,820	2,636
Los Angeles	—	—	—	—	—	—	—	—	8	201

Total revenues	$24,503	$26,949	$29,732	$32,127	$35,176	$38,182	$41,403	$44,336	$47,578	$52,534

	Three months ended
(dollars in thousands, except average revenue per customer location)	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	Jun. 30, 2006

Operating income (loss)
Atlanta	$4,248	$4,656	$4,799	$5,219	$5,489	$6,016	$6,772	$5,978	$7,173	$7,993
Dallas	1,462	1,895	1,863	2,061	2,512	3,113	3,646	4,103	3,900	4,277
Denver	2,595	3,133	3,421	4,255	4,363	4,779	5,234	5,397	6,077	6,643
Houston	(1,031)	(1,264)	(1,219)	(1,144)	(578)	(301)	197	397	538	1,349
Chicago	(4)	(6)	(23)	(535)	(1,500)	(1,976)	(1,999)	(615)	(1,382)	(965)
Los Angeles	—	—	—	—	—	—	—	(382)	(1,029)	(1,585)
Corporate	(10,176)	(9,988)	(9,856)	(11,684)	(11,403)	(11,920)	(12,470)	(13,529)	(15,451)	(16,447)

Total operating income (loss)	$(2,906)	$(1,574)	$(1,015)	$(1,828)	$(1,117)	$(289)	$1,380	$1,349	$(174)	$1,265

Quarterly segment financial data:

Adjusted EBITDA
Atlanta	$5,679	$6,107	$6,356	$6,844	$7,001	$7,540	$8,249	$7,384	$8,640	$9,386
Dallas	2,641	3,122	3,160	3,430	3,813	4,455	4,957	5,336	5,278	5,644
Denver	3,549	4,157	4,557	5,487	5,624	6,085	6,544	6,701	7,346	7,919
Houston	(963)	(1,113)	(1,008)	(870)	(264)	74	631	936	1,120	2,001
Chicago	(4)	(5)	(21)	(535)	(1,496)	(1,822)	(1,794)	(358)	(1,081)	(615)
Los Angeles	—	—	—	—	—	—	—	(382)	(1,029)	(1,438)
Corporate	(7,414)	(8,527)	(8,597)	(9,230)	(10,036)	(10,576)	(11,022)	(11,773)	(13,089)	(13,504)

Total adjusted EBITDA	$3,488	$3,741	$4,447	$5,126	$4,642	$5,756	$7,565	$7,844	$7,185	$9,393

Reconciliation of total adjusted EBITDA to Net income (loss):
Total adjusted EBITDA for reportable segments	$3,488	$3,741	$4,447	$5,126	$4,642	$5,756	$7,565	$7,844	$7,185	$9,393
Depreciation and amortization	(6,306)	(5,225)	(5,360)	(5,756)	(5,674)	(5,978)	(6,097)	(6,411)	(6,577)	(6,864)
Non-cash stock option compensation	(88)	(90)	(102)	(95)	(85)	(67)	(88)	(84)	(782)	(1,264)
Write-off of public offering cost	—	—	—	(1,103)	—	—	—	—	—	—
Interest income	167	161	160	149	248	260	374	443	390	409
Interest expense	(823)	(792)	(563)	(610)	(631)	(684)	(730)	(379)	(8)	(38)
Gain from write-off of carrying value in excess of principal	—	—	—	—	—	—	—	4,060	—	—
Loss on disposal of property and equipment	(198)	(227)	(328)	(993)	(79)	(194)	(109)	(157)	(157)	(136)
Income tax expense	—	—	—	—	—	—	—	—	(31)	(94)
Other income (expense), net	(31)	(119)	(51)	(35)	3	(25)	13	—	—	—

Net income (loss)	$(3,791)	$(2,551)	$(1,797)	$(3,317)	$(1,576)	$(932)	$928	$5,316	$20	$1,406

Quarterly Other Operating Data:
Customer locations	10,778	12,074	13,406	14,713	15,978	17,435	18,897	20,347	21,909	23,714
Churn	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	0.9%	1.0%	1.0%
Average monthly revenue per customer location	$798.22	$786.19	$777.91	$761.70	$764.07	$761.79	$759.72	$753.17	$751.19	$767.65

Liquidity and capital resources

				Change from Previous Period
	Years Ended December 31,			Dollars		Percent
(in thousands)	2003	2004	2005	2004 v 2003	2005 v 2004	2004 v 2003	2005 v 2004

Cash flows:
Provided by (used in) operating activities	$(5,895)	$13,468	$29,647	$19,363	$16,179	(328.5)%	120.1%
Provided by (used in) investing activities	4,625	(3,512)	(17,473)	(8,137)	(13,961)	(175.9)%	397.5%
Provided by (used in) financing activities	927	7,777	(7,282)	6,850	(15,059)	738.9%	(193.6)%

Net increase (decrease) in cash and cash equivalents	$(343)	$17,733	$4,892	$18,076	$(12,841)	nm	(72.4)%

	Six Months Ended June 30,		Change from Previous Period
(in thousands)	2005	2006	Dollars	Percent

Cash Flows:
Provided by operating activities	$7,985	$14,726	$6,741	84.4%
Used in investing activities	(1,746)	(15,044)	(13,298)	761.6%
Provided by (used in) financing activities	(5,601)	1,573	7,174	(128.1)%

Net increase in cash and cash equivalents	$638	$1,255	$617	96.7%

Overview.    We commenced operations in 2001. Until 2004, we funded our operations primarily through issuance of an aggregate of $120.8 million in equity securities and borrowings under a line of credit facility established with Cisco Capital, used principally to purchase property and equipment from Cisco Systems. In 2004, we recorded positive cash flow from operating activities for the first time. We raised $17.0 million from issuance of equity securities in December 2004 and another $73.6 million of gross proceeds from our initial public offering in November 2005. All outstanding borrowings, totaling $64.3 million, from Cisco Capital were repaid in November 2005 with proceeds from our initial public offering and the credit facility was terminated.

Cash flows from operations.    Cash provided by operating activities was $8.0 million in the first six months of 2005, compared to cash provided by operating activities of $14.7 million in the first six months of 2006. The increase in cash provided by operating activities of $6.7 million for the first six months of 2005 to the first six months of 2006 is primarily due to an increase in net income from a net loss of $2.5 million in the first six months of 2005 to net income of $1.4 million in the first six months of 2006, an elimination of $1.0 million in interest expense associated with the reduction in carrying value in excess of principal resulting from the restructuring of a portion of our Cisco Capital debt in 2002 (see note 6 to our consolidated financial statements included herein), an increase of $1.9 million in non-cash stock compensation expense associated with the adoption of SFAS 123(R), an increase in depreciation and amortization expense of $1.8 million resulting from the growth in assets arising from the growth in customers and the addition of assets needed to support our new operations in Chicago and Los Angeles, an increase in other assets of $2.0 million, and an increase in other accrued expenses of $1.8 million. These increases in cash flow were primarily offset by a decrease of $3.5 million in accounts payable, a decrease of $1.2 million in prepaid expenses and other current assets and an increase of $0.6 million in the accounts receivable balance.

Cash provided by operating activities was $13.5 million in the year ended December 31, 2004 and $29.6 million in the year ended December 31, 2005. The increase in cash provided by operating activities of $16.2 million from 2004 to 2005 is primarily comprised of a decrease in net loss of $15.2 million, an increase in the provision for doubtful accounts of $1.1 million resulting from our increase in customers, a decrease of $0.7 million in interest expense associated with the reduction in carrying value in excess of principal from the restructuring of a portion of our Cisco Capital debt in 2002, an increase of $3.3 million in net changes in operating assets and liabilities and an increase in depreciation and amortization expense of $1.5 million resulting from the growth in assets arising from the growth in customers and the addition of assets needed to support our new operations in Houston and Chicago. The increase in cash provided by operating activities was offset by a decrease of $1.2 million in loss on disposal of property and equipment due to an improvement in recovery of integrated access devices from disconnected customers, a decrease of $0.2 million in the write-down of marketable securities, a decrease of $0.1 million in non-cash stock compensation and a $4.1 million gain recognized upon the payoff of our credit facility with Cisco Capital.

Cash used by operating activities was $5.9 million in the year ended December 31, 2003, compared to cash provided by operating activities of $13.5 million in the year ended December 31, 2004. The increase in cash provided by operating activities of $19.4 million from 2003 to 2004 is primarily comprised of a decrease in net loss of $18.0 million, an increase in the provision for doubtful accounts of $1.0 million resulting from our increase in customers, a decrease of $0.3 million in interest expense associated with the reduction in carrying value in excess of principal resulting from the restructuring of a portion of our Cisco Capital debt in 2002, an increase of $0.4 million in non-cash stock compensation expense from stock option grants made in 2004 and an increase in depreciation and amortization expense of $1.4 million resulting from the growth in assets arising from the growth in customers and the addition of assets needed to support our new operations in Houston and Chicago. The increase in cash provided by operating activities was offset by a decrease of $0.2 million in loss on disposal of property and equipment due to an improvement in recovery of integrated access devices from disconnected customers; and a decrease of $1.5 million in net changes in operating assets and liabilities.

Cash flows from investing activities.    Our principal cash investments are historically for purchases of property and equipment and for purchases of marketable securities. Cash purchases of property and equipment primarily include network capital expenditures such as integrated access devices, T-1 aggregation routers, trunking gateway routers, softswitches, other network routers, associated growth expenditures related to these items, diagnostic and test equipment, certain colocation and data center buildout expenditures and equipment installation costs, and non-network capital expenditures, such as the cost of software licenses and implementation costs associated with our operational support systems as well as our financial and administrative systems, servers and other equipment needed to support our software packages, personal computers, internal communications equipment, furniture and fixtures and leasehold improvements to our office space. Our cash purchases of property and equipment were $9.1 million, $9.8 million and $21.3 million for 2003, 2004 and 2005, respectively. Our cash purchases of property and equipment were $6.3 million and $22.5 million in the first six months of 2005 and 2006, respectively.

In 2005 and prior periods, network-related capital expenditures were primarily financed through our credit facility with Cisco Capital and, accordingly, were non-cash transactions. After giving consideration to non-cash purchases of property and equipment, capital expenditures increased $12.2 million for the first six months of 2006 compared to the first six months of 2005. Our capital expenditures resulted from growth in customers in our existing markets, network additions needed to support our entry into new markets, and enhancements and development costs related to our operational support systems in order to offer additional applications and services to our customers. In addition, we have incurred approximately $4.3 million in the six months ended June 30, 2006 for network grooming activities primarily associated with the TRRO. We expect that future capital expenditures will continue to be concentrated in these areas and that total capital expenditures will be approximately $42.0 million in 2006. We believe that capital efficiency is a key advantage of the IP-based network technology that we employ. The increase in capital expenditures was partially offset by an increase of $2.6 million in net cash flows from investment redemptions and purchases.

We invest excess cash balances in the marketable securities of highly-rated corporate and government issuers. Purchases of marketable securities were $14.5 million, $11.8 million and $10.6 million in 2003, 2004 and 2005, respectively. Purchases of marketable securities were $9.8 million in the first six months of 2005. There were no purchases of marketable securities in 2006. We periodically redeem our marketable securities in order to transfer the funds into other operating and investing activities. We redeemed $28.0 million, $18.0 million and $15.3 million in 2003, 2004, and 2005, respectively. We redeemed $14.4 million and $7.2 million in marketable securities in the first six months of 2005 and 2006, respectively.

Non-cash purchases of property and equipment.    Purchases of property and equipment through our credit facility with Cisco Capital, which terminated in November 2005, were recorded as non-cash purchases because they were directly financed by Cisco Capital without the exchange of cash for the assets that we purchased. Network capital expenditures include the purchase of integrated access devices, T-1 aggregation routers, trunking gateway routers, softswitches, other network routers, associated growth expenditures related to these items, diagnostic and test equipment, certain colocation and data center buildout expenditures and equipment installation costs. Our non-cash purchases of property and equipment were $17.1 million, $14.0 million and $8.4 million, in 2003, 2004 and 2005, respectively. Our non-cash purchases of property and equipment were $4.0 million in the first six months of 2005. The decrease in non-cash purchases of property and equipment from 2003 to 2005 was due to reduced purchases, pricing for network components obtained and network efficiencies gained through the growth of our customer base in each market. As noted above, the balance of our debt under the Cisco Capital credit facility was repaid in November 2005 using a portion of the proceeds from our initial public offering and the facility was terminated. Therefore, there were no non-cash purchases of property and equipment after November 2005.

Our capital expenditures, which include both cash and non-cash purchases of property and equipment, were $26.2 million in 2003, $23.7 million in 2004 and $29.8 million in 2005. Our capital expenditures were $10.4 million and $22.5 million in the first six months of 2005 and 2006, respectively. Our capital expenditures resulted from growth in customers in our existing markets, network additions needed to support our entry into new markets, and enhancements and development costs related to our operational support systems, in order to offer additional applications and services to our customers.

Cash flows from financing activities.    The principal components of cash flows provided by financing activities are proceeds from long-term debt and capital leases, proceeds from our initial public offering, proceeds from the issuance of preferred stock, proceeds from exercise of stock options offset by financing issuance costs and repayment of long-term debt and capital leases.

The principal components of cash flow provided by financing activities in the six months ended June 30, 2006 are proceeds from the exercise of stock options of $1.9 million offset by repayment of long-term debt and capital leases of $0.2 million and financing issuance cost of $0.2 million. The primary use of cash in the six months ended June 30, 2005 was the repayment of long-term debt and capital leases of $5.9 million offset by proceeds from long-term debt of $0.2 million. We had no payments on debt in 2006 due to the payoff of our debt after our initial public offering in November 2005.

The increase in cash flows used in financing activities of $15.1 million from the year ended 2004 to 2005 is due to the repayment of principal on our debt of $63.2 million, a $16.9 million preferred stock offering in 2004 and a decrease in the amount of proceeds from new borrowings of $0.3 million, offset by proceeds from our initial public offering of approximately $65.0 million, an increase of $0.1 million in proceeds from the issuance of common stock arising from increased exercises of stock options and a decrease of $0.2 million in financing issuance costs relating to amendments made to our loan with Cisco Capital and to our Series C preferred stock. Upon the completion of our November 2005, initial public offering we used a portion of our net proceeds of approximately $65.0 million to pay $63.7 million of principal and terminate our credit facility with Cisco Capital.

The increase in cash flows provided by financing activities of $6.9 million from 2003 to 2004 was due to proceeds from the issuance of preferred stock of $16.9 million offset by a decrease in the amount of proceeds from long-term debt of $5.0 million and an increase in the amount of repayment of long-term debt and capital leases of $4.8 million. In December 2004, we sold $17.0 million of Series C preferred stock to our existing Series B preferred stockholders and certain new investors. Under the terms of our Cisco Capital credit facility, we made monthly borrowings to finance the purchase of property and equipment and also made quarterly repayments of principal and interest on the debt. In addition, we have financed the purchase of certain software assets through capital lease arrangements with companies other than Cisco Capital.

We believe that cash on hand plus cash generated from operating activities will be sufficient to fund capital expenditures, operating expenses and other cash requirements associated with our present market expansion plan. We anticipate launching operations into at least five additional markets by the end of 2009, including three new markets by the end of 2007, and our long-term cash requirements include the capital necessary to fund this next phase of our market expansion. Our business plan assumes that cash flow from operating activities of our mature markets will offset the negative cash flow from operating activities and cash flow from financing activities with respect to our five additional markets as they are launched on a staggered basis over the next three years. We intend to adhere to our policy of fully funding all future market expansions in advance and do not anticipate entering markets without having more than sufficient cash on hand to cover projected cash needs.

Financing arrangements with Cisco Capital.    In 2002, we entered into an amended and restated credit agreement with our former principal lender Cisco Capital, under which Cisco Capital agreed to provide up to $115.4 million in available credit. This credit facility was subsequently amended to reduce the amount of available credit to $105.4 million. We paid off all outstanding principal and accrued interest owed under this facility, which was $64.3 million, with part of the proceeds of our initial public offering and terminated the facility.

In connection with amendments to our credit facility in November 2002, we granted to Cisco Capital warrants which permit Cisco Capital to acquire up to 713,593 shares of our common stock at an exercise price of $0.04 per share and 6,435 shares of our common stock at an exercise price of $3.88 per share. All warrants were exercised in a cashless exercise transaction into 715,641 shares of common stock by Cisco Capital in November 2005.

Commitments.    The following table summarizes our long-term commitments as of June 30, 2006, including commitments pursuant to debt agreements and operating lease obligations:

	Payments due by period (dollars in thousands)
Contractual obligations	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

Operating lease obligations	$3,625	$8,200	$8,313	$15,323	$35,461
Deferred installation revenues	688	548	—	—	1,236
Anticipated interest payments	125	250	202	—	577

Total	$4,438	$8,998	$8,515	$15,323	$37,274

In addition to the sources of cash noted above, on February 8, 2006, our wholly-owned subsidiary Cbeyond Communications, LLC entered into a credit agreement with Bank of America that provides for a secured revolving line of credit for up to $25.0 million. See “Description of line of credit.”

Critical accounting policies

We prepare consolidated financial statements in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in our consolidated financial statements and accompanying notes. We believe that of our significant accounting policies, which are described in Note 2 to the consolidated financial statements included herein, the following involved a higher degree of judgment and complexity, and are therefore considered critical. While we have used our best estimates based on the facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period, or changes in the accounting estimates that we used are reasonably likely to occur from period to period which may have a material impact on the presentation of our financial condition and results of operations. Although we believe that our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue recognition.    We recognize revenues when the services are delivered and earned. Revenue derived from local voice and data services is billed monthly in advance and deferred until earned at the end of the month. Revenues derived from other telecommunications services, including long distance, excess charges over monthly rate plans and terminating access fees from other carriers, are recognized monthly as services are provided and billed in arrears.

Revenue derived from customer installation and activation, which represented less than 1% of total revenues in the six months ended June 30, 2005 and 2006, is deferred and amortized over the average estimated customer life of three years on a straight-line basis. Most of our customers enter a three year contract with us. Accordingly, we do not have sufficient experience to estimate whether the average customer life will in fact exceed the term of the customer contract and use the shorter contract period for purposes of amortizing revenues and costs from customer installation and activation. Related installation costs are deferred only to the extent that revenue is deferred and are amortized on a straight-line basis in proportion to revenue recognized. Mobile handset revenue is recognized at the time of shipment.

Our marketing promotions include various rebates and customer reimbursements that fall under the scope of EITF Issue No. 00-22, Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future, and EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer. In accordance with these pronouncements, we record any promotions as a reduction in revenue when earned by the customer. For promotions earned over time, we ratably allocate the cost of honoring the promotions over the period required for eligibility as a reduction in revenue. EITF 01-09 also requires that measurement of the obligation should be based on the estimated number of customers that will ultimately earn and claim the promotion. Accordingly, we recognize the benefit of estimated breakage on customer promotions when such amounts are reasonably estimable.

Allowance for doubtful accounts.    We have established an allowance for doubtful accounts through charges to selling, general and administrative expense. The allowance is established based upon the amount we ultimately expect to collect from customers, and is estimated based on a number of factors, including a specific customer’s ability to meet its financial obligations to us, as well as general factors, such as the length of time the receivables are past due, historical collection experience and the general economic environment. Customer accounts are written off against the allowance upon disconnection of the customers’ service, at which time the accounts are deemed to be uncollectible. Generally, customer accounts are considered delinquent and service is disconnected when they are sixty days in arrears. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, or if economic conditions worsened, additional allowances may be required in the future, which could have a material effect on our consolidated financial statements. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of our expenses could result.

Impairment of long-lived assets.    In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review long-lived assets for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indication of impairment is present, we compare the asset’s estimated fair value to its carrying amount. If the estimated fair value of the asset is less than the carrying amount of the asset, we record an impairment loss equal to the excess of the asset’s carrying amount over its fair value. The fair value is determined based on valuation techniques such as a comparison to fair values of similar assets or using a discounted cash flow analysis.

Stock-based compensation.    Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)) using the modified prospective transition method. Under that transition method, compensation cost recognized on or after January 1, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R). Results for prior periods have not been restated.

Prior to January 1, 2006, the Company accounted for stock-based compensation under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. Under this guidance, the Company recognized non-cash compensation expense for stock options by measuring the excess, if any, of the estimated fair value of the common stock at the date of grant over the amount an employee must pay to acquire the stock and amortizing that excess on a straight-line basis over the vesting period of the applicable stock options. Additional paid-in capital and deferred compensation were recorded at the date of the grants to reflect the intrinsic value of the awards. The deferred compensation was amortized to expense over the vesting periods on a straight line basis, with adjustments for forfeitures as they occurred.

The impact of adopting SFAS 123(R) was an increase in stock-based compensation expense of approximately $1.2 million in the six months ended June 30, 2006. Total stock-based compensation expense is expected to be between $4.0 million to $4.5 million for the year ended December 31, 2006. As of June 30, 2006, total unrecognized compensation cost related to non-vested awards totals approximately $12.4 million and is expected to be recognized over a weighted-average period of 1.97 years.

Management judgments and assumptions related to volatility, the expected term and the forfeiture rate are made in connection with the calculation of stock-based compensation expense. We periodically review all assumptions used in our stock option pricing model. Changes in these assumptions could have a significant impact on the amount of stock-based compensation expense.

Valuation allowances for deferred tax assets.    We have established allowances that we use in connection with valuing expense charges associated with our deferred tax assets. Our valuation allowance for our net deferred tax asset is designed to take into account the uncertainty surrounding the realization of our net operating losses and our other deferred tax assets in the event that we record positive income for income tax purposes. For federal and state tax purposes, our net operating loss carry-forwards could be subject to significant limitations on annual use. To account for these uncertainties, we have recorded a valuation allowance for the full amount of our net deferred tax asset. As a result, the value of our net deferred tax assets on our balance sheet is zero.

Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share- based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS No. 123(R).

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	A modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123(R) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•	A modified retrospective method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We adopted SFAS No. 123(R) on January 1, 2006 following the modified prospective method. However, had we adopted SFAS No. 123(R) in prior periods, the impact would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the financial statements. As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s results of operations. The Company expects to incur an additional $4.0 million to $4.5 million of after tax expense in 2006 for employee stock compensation. This estimated range could be impacted by significant changes in the Company’s stock price, changes in the level of share-based payments, and changes in employee turnover rates.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). The FASB issued SFAS 154 to provide guidance on the accounting for and reporting of error corrections. Unless otherwise impracticable, it establishes retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application is impracticable and for reporting of a correction of an error in previously issued financial statements by restating previously issued financial statements. SFAS 154 is effective for financial statements for fiscal years beginning after December 15, 2005. The Company has adopted SFAS 154 effective January 1, 2006 and the adoption of this statement did not have a material effect on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, it provides guidance on the measurement, derecognition, classification and disclosure of tax positions, as well as the accounting for related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing FIN 48 and has not determined the impact that the adoption of FIN 48 will have on its results of operations, cash flows and financial position.

Quantitative and qualitative disclosures about market risk

Interest rate risk

All of our financial instruments that are sensitive to market risk are entered into for purposes other than trading. Our primary market risk exposure is related to our marketable securities. We place our marketable securities investments in instruments that meet high credit quality standards as specified in our investment policy guidelines. At June 30, 2006, all investments were in short-term commercial paper that would be held to maturity and, accordingly, had no financial instruments sensitive to market risk for fluctuations in interest rates.

Industry overview

We participate in the communications services industry as a managed services provider. Within the communications industry, we compete primarily in wireline voice, Internet broadband and mobile voice and data markets and have a presence in markets for web hosting, virtual private network and other enhanced services.

The market for communications services

According to International Data Corporation, or IDC, the U.S. wireline voice and data communications market’s revenues for 2005 were estimated at $207.6 billion, a decline from the market’s total revenues of $212.1 billion in 2004, as a result of increased competition, changes in technology and other factors. The industry is typically segmented by both customer and service type. IDC estimates that businesses accounted for revenues of $115.1 billion in 2005, with the remaining $92.6 billion of revenues representing consumer spending. Of the total business-segment revenue, IDC estimates that small businesses, which it defines as those with fewer than 100 employees, accounted for $46.2 billion of revenues. The wireline market can also be segmented by service type, including local and long distance voice services, data transport and various enhanced services. In 2005, according to IDC, the small business segment accounted for an estimated $24.6 billion in local voice revenue, $11.4 billion in long distance voice revenue, $9.1 billion in value-added data services revenue and $1.0 billion in revenue from access charges and other services.

According to IDC, mobile service revenues in the U.S. are estimated to be $131.4 billion in 2006 and are expected to grow to $162.8 billion in 2010, representing a compounded annual growth rate of 5.5%. In addition, the number of mobile telephone subscribers in the U.S. in 2006 is estimated to be 223.4 million and is expected to increase to 262.5 million in 2010, representing nationwide penetration of 77% and 87% in 2006 and 2010, respectively. Mobile virtual network operator, or MVNO, subscribers are estimated to represent 6.6% of the 2006 total U.S mobile subscribers and are expected to grow to 9.3% in 2010.

Telecom Act

Prior to the passage of the Telecommunications Act of 1996, or Telecom Act, the communications industry was dominated by a monopoly local exchange carrier in each region. The Telecom Act brought significant change to the industry, which now generally comprises a few very large incumbent carriers, and many smaller alternative telecommunications carriers. Recent mergers, such as SBC’s acquisition of AT&T and Verizon’s acquisition of MCI as well as the announced merger of AT&T and BellSouth, are increasing the trend towards consolidation of the larger carriers.

The primary objective of the Telecom Act was to drive greater value for end-customers through increased competition. Important goals of the Telecom Act included:

•	stimulating facilities-based local competition;

•	encouraging the rapid deployment of broadband services; and

•	enabling innovative service offerings.

The Telecom Act made possible a new era of communications competition by requiring traditional carriers to make unbundled network elements available to alternative carriers at wholesale or discounted rates. New operators could leverage access, transport and switching unbundled network elements to deliver service to customers. Competitive local telephone companies emerged to offer voice, data and Internet services to businesses and consumers in competition with the regional Bell operating companies, other traditional local telephone companies, and interexchange carriers.

Competitive carriers

Competitive carriers include the traditional cable companies, competitive local exchange carriers, competitive access providers, utility companies, Internet service providers, providers utilizing VoIP technology and other hybrid service providers offering a range of communications services. Competitive carriers utilize several types of business strategies, deploy various network architectures and serve a range of customers. They can be broadly segmented into two groups:

•	Facilities-based providers. These providers offer service to end users either exclusively or predominantly over their own facilities. Typically, facilities-based providers operate their own switching networks and either build their own facilities or lease last-mile facilities from the traditional local telephone companies. These “last-mile” facilities include connection between the end-user customer’s premises and the serving central office, generally referred to as the local loop, and the facilities between the serving central offices and other central offices that are necessary for the routing of calls through the local network, generally referred to as interoffice transport. The Telecom Act requires that traditional local telephone companies make these local loop and interoffice transport facilities available to competitors on an unbundled basis. These unbundled facilities are offered today by the traditional local telephone companies in accordance with the Telecom Act and include voice-grade and high capacity unbundled network element loops (such as T-1 circuits) and high capacity interoffice transport.

•	Non-facilities-based providers. These providers do not operate their own facilities but instead use the facilities of other providers exclusively. Non-facilities-based providers resell retail service that is offered to them at a wholesale discount and re-brand these services to their end user customers. Resale was contemplated and required by the Telecom Act and allows a competitive carrier rapidly to offer end-to-end service delivery targeted at consumers without owning any facilities. Currently, most non-facilities based carriers purchase a package of services known as the unbundled network element platform from traditional local telephone companies at wholesale prices based on incremental costs.

According to Gartner Research, there were well over 300 competitive carriers by early 2001, but that number dwindled significantly as many of these operators went out of business or dissolved as a result of financial distress and merger and acquisition activity. The first wave of entrants to leverage the Telecom Act faced numerous challenges in implementing successful business strategies. Some of the challenges included significant build-out costs in advance of market penetration that left many with underutilized networks and high debt burdens, no clear cost advantage over the traditional local telephone companies as they deployed similar circuit-switched networks, and operational challenges in selling and provisioning local services.

VoIP technology and business models

VoIP technology enables the convergence of voice and data services onto a single integrated network using technologies that digitize voice communications into IP packets for transport on either private, managed IP networks or over the public Internet. Voice and data traffic is packetized, transported and routed to the desired location using IP addressing. In traditional circuit-switched telephony, a direct connection between the parties on a voice call provides a permanent link for the duration of the communication. This link is a dedicated circuit, and the bandwidth cannot be used for any other purpose during the call. In VoIP telephony, multiple conversations and data services are sent over a single network as separate streams of data packets. VoIP uses the network more efficiently because it combines multiple sets of data over a single integrated network and dynamically allocates available bandwidth according to usage levels.

There are two distinct strategies that carriers adopt in deploying VoIP services:

•	Voice as an application over the public Internet. In this strategy, packets are not identified and prioritized by content and the network operates on a best-efforts basis. These service providers focus primarily on the consumer market. Under this strategy, the quality of voice traffic may not be as high as that delivered by other VoIP carriers or carriers using traditional technologies due to problems such as network reliability and packet loss where a voice packet is misdirected or delayed, resulting in poor voice quality or loss of transmission. We do not use the public Internet to provide local and long distance voice services.

•	Voice over IP networks that are owned and managed by operators. In this strategy, voice traffic travels over a private data network (instead of the public Internet) and receives priority over other types of traffic to produce quality of service that is similar to the traditional circuit-switched network. This is the strategy we use to provide our VoIP services.

VoIP can provide significant benefits to communications service providers compared to traditional circuit-switched networks. Significant benefits include:

Lower capital expenditures.    VoIP technology enables operators to deploy lower cost voice switching platforms, frequently called softswitches, as opposed to circuit-switch technologies. Softswitches afford significant cost advantages over circuit switches. For example, a network using softswitches uses fewer (and less costly) network elements, requires fewer telecommunications circuits and has lower maintenance costs than a network using circuit-switches. VoIP technology requires fewer network elements because it deploys a single network that transports both voice and data, compared to traditional telephony architecture where multiple networks are deployed. VoIP technology requires only a single network because of its ability to packetize voice and dynamically allocate bandwidth, allowing a converged IP network to have significantly over-subscribed transport resources, which reduces operator requirements to build additional capacity. This is particularly advantageous in last mile facilities, which connect the operator to the end customer. In addition, in a softswitched network, capital expenditures can be success-based, incurred only as the service provider’s customer base grows.

Lower operating expenditures.    By deploying a single converged network for both voice and data services, the service provider can achieve significant operating efficiencies in provisioning, monitoring and maintaining the network. In the traditional operator environment, service providers must manage separate networks for various voice and data services. Also, the transport efficiency mentioned above requires less leased capacity, as more customers can be served on a given transport circuit.

New service offerings.    The softswitch architecture underpinning VoIP enables the rapid and cost-effective introduction of new services and features, which can be introduced without changing the existing network. All services are provided over the integrated network, so there is no requirement for additional capacity or modifications to introduce new service offerings. Compared to legacy networks built on proprietary standards and protocols, VoIP networks facilitate the development of new applications because they use open standards and protocols.

Historically, IP networks have had disadvantages in delivering voice services when compared with mature, traditional circuit-switched networks. These disadvantages have included inferior quality of service, limited scalability, reliability and functionality, fewer features and a limited deployment history. Since the early VoIP deployments in the 1990s, service providers and technology manufactures have gained significant operational and development experience with voice on an IP network. As a result, the underlying technology has matured significantly, improving quality, reliability and scalability and broadening the scope of available features.

VoIP business models

As VoIP technology has matured over the past decade, service providers have utilized its capabilities to establish business models that vary both in terms of the type of service they deliver and the target end-customer. The following table summarizes selected models that have been deployed from the 1990s through the present:

	Public internet / best efforts		Managed networks
	Long distance/ calling card VoIP	PC-to-PC/ broadband VoIP	Cable broadband VoIP	Private managed VoIP networks

Service	Inexpensive long distance calls	Inexpensive voice calls	Integrated VoIP and broadband Internet access	Integrated VoIP, broadband Internet access, enhanced data services

Target customers	Consumers, wholesale	Consumers, small offices, home offices	Consumers	Businesses

Network	Public Internet	Public Internet	Cable infrastructure	Leased and owned infrastructure

Examples	Net2Phone	Skype/Vonage	Cablevision, Time Warner Cable	Cbeyond

The market for managed network services

The managed network market encompasses a variety of services ranging from network monitoring, maintenance and customer premises equipment procurement and installation to hosted solutions such as security and IP telephony. Managed network services are delivered over a centrally managed IP platform and over secure broadband connections and include enhanced services such as IP virtual private network, website and intranet hosting, network security, storage, email and instant messaging.

Although small businesses have traditionally developed in-house solutions to many managed network needs, there is a trend towards third-party management. We seek to capitalize on this trend. According to IDC, the primary reasons why small and medium sized businesses use or are considering using managed network services include a reduction in total cost of network operations, improvement of network availability and performance, the lack of appropriate level of IT staffing and security concerns such as business continuity and firewalls.

According to 2004 Forrester Research data, small businesses use and outsource or plan to use and outsource web hosting (43%), intrusion detection (29%), business continuity / disaster recovery (27%), application hosting (27%), managed voice (26%) and firewalls (22%). Small businesses typically use a local carrier to procure their managed network services.

Web hosting.    According to IDC, in 2004 web hosting revenues in the United States were estimated at $6.1 billion, of which $2.7 billion was generated by small businesses. The United States small business web hosting market is expected to show a compounded annual growth rate of 12.5% for the period from 2003 to 2008 and to reach $4.5 billion by 2008. The major factors fueling growth in small businesses include increased web site adoption, increased small business spending on growth initiatives and conversion of in-house hosters. IDC predicts that the percentage of small businesses with web sites will increase from about 46% in 2003 to nearly 66% in 2008, and that 80% of these small businesses will use third parties to host their web sites.

The main reasons for small businesses to outsource web hosting include cost savings, lack of in-house expertise, security and improvement of site performance and stability. In addition, small businesses typically do not have the capital to build a robust data center environment. Competition in this segment is based on service features, pricing and bundling of web hosting services as part of a larger communications or Internet access packages. The key success factors in this market are brand recognition, value-added solutions and strong distribution channels and partnerships.

Virtual private network.    According to IDC, IP virtual private network revenues for the United States reached $14.7 billion in 2005. The United States IP virtual private network market is expected to grow at an estimated compounded annual growth rate of 11.0% for the period from 2005 to 2010 and to reach $24.8 billion in revenue in 2010. The main trends driving growth are security enhancements, new features, conversion of do-it-yourself solutions, growth in IP based applications, competitive pricing and increased flexibility compared to legacy alternatives.

Security.    According to IDC, worldwide security and vulnerability management software revenues reached $1.6 billion in 2005. According to IDC, revenues in this market are expected to grow at an estimated compounded annual growth rate of 17.8% for the period from 2004 to 2009. Key trends driving demand in the security market include assurance of high uptime for network applications, administrative cost reduction and integration of security with current systems and network management systems.

Storage.    According to IDC, storage services spending in the United States reached $12.6 billion in 2005 and is expected to reach $15.0 billion in 2010, or a compounded annual growth rate of 3.5% for the period from 2005 to 2010. Key industry trends include consolidation of storage devices, increasing concern with data overload and subsequent management costs and pressure to meet regulatory compliance regarding data storage in specific applications such as email.

Business

Overview

We provide managed internet protocol-based, or IP-based, communications services to our target market of small businesses in select large metropolitan areas. Our services include local and long distance voice services, broadband Internet access, mobile voice and data services, email, voicemail, web hosting, secure backup and file sharing, fax-to-email, virtual private network, and other communications and IT services. In January 2006, we began offering mobile voice and data services in conjunction with our landline-based services via our mobile virtual network operator, or MVNO, relationship with a nationwide wireless network provider. Our voice services (other than our mobile voice services) are delivered using VoIP technology and all of such services are delivered over our secure all-IP network, rather than over the best-efforts public Internet. Our network allows us to manage quality of service and achieve network and call reliability comparable to that of traditional phone networks.

We believe our all-IP network platform enables us to deliver an integrated bundle of communications services that may otherwise be unaffordable or impractical for our customers to obtain. We manage all aspects of our service offerings for our customers, including installation, provisioning, monitoring, proactive fault management and billing. We first launched our service in Atlanta in April 2001 and now also operate in Dallas, Denver, Houston, Chicago, and, as of March 2006, Los Angeles.

We seek to achieve positive adjusted EBITDA, excluding corporate overhead, in our new markets within 18 months from launch. We first achieved positive adjusted EBITDA in Atlanta, Dallas and Denver within 17 months from launch in each market. Whether we achieve positive adjusted EBITDA in new markets within the same timeframe depends on a number of factors, including the local pricing environment, the competitive landscape and our costs to obtain unbundled network elements from the local telephone companies in each market. As of June 30, 2006, we were providing communications services to 23,714 customer locations.

Our IP/VoIP network architecture.    We deliver our services (other than our mobile voice and data services) over our single all-IP network using T-1 connections. This allows us to provide a wide array of voice and data services, attractive service features (such as online additions and changes), quality of service and network and call reliability comparable to that of traditional telephone networks. Unlike traditional voice-centric circuit switched communications networks, which require separate networks in order to provide voice and data services, we employ a single integrated network, which uses technologies that digitize voice communications into IP packets and converges them with other data services for transport on an IP network. We transmit our customers’ voice and data traffic over our secure private network and do not use the public Internet, which is employed by other VoIP companies such as Vonage and Skype Technologies. Our network design exploits the convergence of voice and data services and we believe requires significantly lower capital expenditures and operating costs compared to traditional service providers using legacy technologies. The integration of our network with our automated front and back office systems allows us to monitor network performance, quickly provision customers and offer our customers the ability to add or change services online, thus reducing our customer care expenses. We believe that our all-IP network and automated support systems enable us to continue to offer new services to our customers in an efficient manner. Beginning in the first quarter of 2006, leveraging the flexibility of our IP network and back-office systems, we integrated mobile services with our wireline services. We currently have an arrangement with an established national mobile carrier, which provides our new nationwide, privately-branded mobile service offering for our BeyondVoice customers.

Our target market and value proposition.    Our target market is businesses with 5 to 249 employees in large metropolitan cities, using four or more phone lines. According to 2005 Dun & Bradstreet data, there are approximately 1.4 million businesses with 5 to 249 employees in the 25 largest markets in the United States. We currently serve six of these markets and plan to launch into at least five additional markets by the end of 2009, including three new markets by the end of 2007.

We provide each of our integrated packages of managed services at a competitively priced, fixed monthly fee. Certain enhanced services are available as optional add-ons, and we charge per-minute fees for long distance telephone and mobile phone usage in excess of included plan minutes. We believe that we provide a differentiated value proposition to our customers, most of which do not have dedicated in-house resources to fully address their communications requirements, and who therefore value the ease of use and comprehensive management that we offer. Our primary competitors, the local telephone companies, do not generally offer packages of similar managed services to our target market. We believe that this value proposition, along with our fixed-length contracts, has been crucial to achieving our historical monthly customer churn rate, which averaged approximately 1% as of June 30, 2006. As of September 21, 2006, approximately 5% of our existing customer contracts will expire during the remainder of 2006, approximately 24% of our existing customer contracts will expire in 2007 and approximately 13% of our customers are on month to month contracts, which take effect automatically upon the expiration of our three year contracts unless otherwise extended.

Our strategy

We intend both to grow our business in our current markets and to replicate our approach in additional markets. To achieve our goal of profitably delivering sophisticated communications tools to small businesses in our current and future markets, we have adopted a strategy with the following principal components:

•	Focus solely on the small-business market in large metropolitan areas. We target small businesses, most of which do not have dedicated in house resources to address their communications requirements fully and place a high value on customer support. By focusing exclusively on small business customers, we believe we are able to differentiate ourselves from larger service providers and deliver superior service that small business customers value.

•

Offer comprehensive packages of managed IP and mobile communications services.    We seek to be the single-source provider of our customers’ wireline local and long distance voice, data and mobile communications needs. All of our customers subscribe to one of our integrated BeyondVoice packages of applications. Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus additional value-added applications. All of our services (other than our mobile voice and data services) are delivered over high-capacity T-1 connections. We do not offer our local and long distance voice services, mobile or broadband Internet access applications on an unbundled basis. We offer our services, including our recently introduced mobile voice and data services, only under fixed-length, flat-rate contracts. We believe that this approach results in high average revenue per customer location and a low customer churn rate. Beginning in the first quarter of 2006, we added mobile voice and data services, including wireless email, calendar, contacts and web browsing to our service offerings. We also plan to offer integrated mobile/wireline applications such as unified messaging, one number service and simultaneous ring. These mobile services are and will only be offered in conjunction with our core BeyondVoice package and we do not plan to offer mobile services on a stand-alone basis. Rather, we offer our customers a bundled mobile and wireline offering with one bill and shared minutes across their business.

•	Increase penetration of enhanced services to our customer base. We seek to achieve higher revenue and margin per customer, increase customer productivity and satisfaction and reduce customer churn by providing enhanced services in addition to our local and long distance voice services and broadband Internet access applications. As of June 30, 2006, our average customer used a total of 5.2 applications, whether as part of a package or purchased as an additional service.

•	Focus sales and marketing resources on achieving significant market penetration. We have chosen to focus our sales and marketing efforts on only six markets to date, including the launch of the Los Angeles market in March 2006, believing that this approach allows us to more effectively serve our small business customers and grow market share in these markets. We will continue to deploy a relatively large direct sales force in each of the markets that we enter, in contrast to many of our competitors, who have deployed smaller sales forces in a greater number of markets. We believe that our approach has resulted in our obtaining market share, and therefore profitability, at a faster rate and better financial results than would have resulted from an approach that emphasized having a sales presence in more markets.

•	Replicate our business model in new markets. We currently operate in six markets and intend to expand into at least five additional markets by the end of 2009, including three new markets by the end of 2007. Each time we expand into a new market, we adhere to the same process for choosing, preparing, launching and operating in those markets. In launching our business in each new market, we use the same disciplined financial and operational reporting system to enable us to closely monitor our costs, market penetration and provisioning of customers and maintain consistent standards across all of our markets.

Our strengths

Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency. We believe we benefit from the following strengths:

•	Our all-IP network. We are able to provide a wide range of enhanced communications services in a cost-efficient manner over a single network, in contrast to traditional communications providers, which may require separate, incremental networks or substantial network upgrades in order to support similar services. Our all-IP network architecture allows us to provide a comprehensive package of managed communications services including VoIP, with high network reliability and high quality of service.

•	Capital efficiency. We believe that our business approach requires lower capital and operating expenditures to bring our markets to positive cash flow compared to communications carriers using legacy technologies and operating processes. In addition, our deployment of capital is largely success-based, meaning we incur incremental capital only as our customer base grows. Historically, over time approximately 85% of our market-specific capital expenditures have been success based.

•	Our automated and integrated business processes. We believe that the combination of our disciplined approach to sales, installation and service together with our automated business processes allow us to streamline our operations and maintain low operating costs. Our front and back office systems are highly automated and are integrated to synchronize multiple tasks, including installation, billing and customer care. We believe this allows us to lower our customer service costs, efficiently monitor the performance of our network and provide automated and responsive customer support.

•	Our highly regimented but personalized sales model. We believe we have a distinctive approach to recruiting, training and deploying our direct sales representatives, which ensures a uniform sales culture and an effective means of acquiring new customers. Our direct sales representatives follow a disciplined daily schedule and meet face-to-face with customers each day as part of a transaction-oriented but personalized and consultative selling process.

•	Our experienced management team with focus on operating excellence. Our senior management team has substantial industry experience. Our top three executive officers have an average of over 20 years of experience in the communications industry and have worked at a broad range of communications companies, both at startups and mature businesses, including local telephone companies, long distance carriers, competitive carriers, web hosting companies, Internet and data providers and mobile communications providers.

•	Our strong balance sheet and liquidity position. As of June 30, 2006, we had a strong balance sheet with over $32.0 million in cash, cash equivalents and marketable securities and no debt. We believe that cash flows from operations and cash on hand, will be sufficient to fund our capital expenditures and operating expenses, including those related to our current plans to expand into at least five additional markets by the end of 2009, including three new markets by the end of 2007. In addition, we have an undrawn $25.0 million revolving line of credit with Bank of America that is secured by substantially all of our assets.

We believe our strategies and strengths have contributed to our financial and operating performance, including high revenue growth, attractive average revenue per customer location and low customer churn.

Our customers

We are targeting entrepreneurial-class businesses, or those with 5 to 249 employees in certain of the 25 largest metropolitan markets in the United States. According to 2005 Dun & Bradstreet data, there are approximately 1.4 million businesses with 5 to 249 employees in the 25 largest markets in the United States. We are focusing on these markets because of their high concentration of small businesses. We believe that pursuing these markets will allow us to maximize the resources we can apply by operating in the densest areas of small business in the United States. As of June 30, 2006, we were providing communications services to 23,714 customer locations.

The majority of our target customers currently receive communications services from the incumbent local telephone companies, and many of these businesses have more than one provider for the basic services of local and long distance voice services and Internet access. These businesses, in most cases, do not receive the focus and personalized attention that larger enterprises enjoy and often lag behind larger businesses in the adoption of productivity-enhancing and cost-effective service offerings.

The small businesses we target typically lack affordable access to a T-1 broadband connection and typically do not have dedicated in house resources to manage their communications needs. A majority of our customer base uses 5 to 8 local voice lines, although the larger size customers in our range represent an increasing percentage of the total. Because we focus solely on small businesses, no single customer or group of customers represents a significant percentage of our customer base or revenues. Similarly, no single vertical customer sector represents a significant percentage of our base. Our largest customer sectors, which are legal offices and physicians, each represent only 4% of our customer base, while other services-related sectors such as real estate, architecture firms, banking and accounting firms together comprise approximately 9% of our customer base. Other sectors such as insurance, not-for-profits, consulting and software development firms are also represented. We believe that small businesses look for the following characteristics in choosing a service provider: competitive pricing, focus on small-business solutions, dedicated customer care, a simplified, single bill and comprehensive service management.

Our managed service offerings

Integrated service offerings

We offer integrated managed communications services through our BeyondVoice packages, which are provided over one to three dedicated T-1 connections. The BeyondVoice packages are essentially one basic product in three sizes, depending on the customer’s size and need for bandwidth:

	BeyondVoice I	BeyondVoice II	BeyondVoice III

Customer profile	Businesses with 4 to 14 lines (typically 4 to 30 employees)	Businesses with 15 to 24 lines (typically 30 to 100 employees)	Businesses with 36 to 48 lines (typically 100 to 200 employees with high bandwidth needs)

Broadband connection	One dedicated T-1 connection	Two dedicated T-1 connections	Three dedicated T-1 connections

Number of voice lines	6 6 landlines (or) 5 landlines + 1 mobile line (or) 4 landlines + 2 mobile lines	16	36

Included local minutes per month	Unlimited	Unlimited	Unlimited

Included domestic long distance minutes per month	1,500	3,000	9,000
Internet access	Speed up to 1.5 Mbps; unlimited monthly usage	Speed up to 3.0 Mbps; unlimited monthly usage	Speed up to 4.5 Mbps; unlimited monthly usage

Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus a full line of managed services our customers can choose from to customize their package. Beginning in the first quarter of 2006, we incorporated mobile services into our BeyondVoice I package offering. The local and long distance voice services in our BeyondVoice packages include enhanced 911 services, which are comparable to the 911 services offered over traditional telephone networks, and business class features, which include call forwarding, call hunting, call transfer, call waiting, caller ID and three-way calling.

Enhanced services

In addition to the applications offered in our BeyondVoice packages, we currently offer other services, which include voice mail, email, web hosting, virtual private networks, BeyondMobile, BeyondOffice, secure backup and filesharing, fax-to-email, and other applications and features. In the future, we plan to offer other applications, such as network security, calendar share, secure desktop, and integrated mobile/wireline applications, such as unified messaging, one number service and simultaneous ring. Our enhanced services are sold on an a la carte basis to subscribers of our BeyondVoice bundled packages.

Sales and marketing

Overview

Our sales force targets small businesses that have 5 to 249 employees and four or more voice lines. We believe that the traditional local telephone companies have not concentrated their sales and marketing efforts on this business segment. Our direct sales representatives meet face-to-face with customers each day as part of a transaction-oriented but personalized and consultative selling process. We adhere to the same sales and operating procedures in every market we enter. We track the performance of our sales team by maintaining detailed activity measurements in each of our markets.

We offer our customers a comprehensive communications solution that is simplified into three BeyondVoice packages sold at fixed, predetermined prices. We permit our sales people to sell only our offered packages and do not allow them to make discounted sales or alter the BeyondVoice packages (other than to add enhanced services or in connection with company-wide promotions). We believe that value is the primary motivating factor for our customers. We believe that our commitment to offering integrated packages of services helps to simplify the entry of orders into our automated provisioning and installation process. Through our strategy of offering bundled services, we seek to become the single-source provider of our customers’ wireline and mobile communications services. We believe these factors contribute to our low customer churn rate.

Sales channels

Direct sales.    The cornerstone of our sales efforts is our direct sales force. At full staffing, we target 50 to 60 sales representatives per market. Our direct sales force accounted for approximately 73% of our year to date sales through June 30, 2006.

We believe we have a distinctive approach to recruiting and training our direct sales representatives which ensures a uniform sales approach and a consistent measure of revenue targets. We typically recruit individuals without prior telecommunications sales experience so that we can exclusively provide all of their formal training. The ongoing nature of our training is an essential part of our business strategy. We require our sales personnel to maintain a regimented daily schedule of training, appointment setting and face-to-face meetings with customers, resulting in a transaction-oriented, but personalized and consultative selling process.

A substantial part of the compensation for our sales force is based on commission. We reinforce our clear expectations of success through a system of increasing quotas and advancement for those who succeed. We promote from within and develop our own sales management talent from promising sales representatives, who have the opportunity to advance as we grow.

National sales.    In 2004, we established a national sales group in order to respond to web-based and telephone inquiries from customer prospects in our markets. In addition to telephone-based sales to these prospects, the national sales group evaluates and forwards potential customer prospects to our direct sales representatives. Our national sales group accounted for approximately 5% of our year to date sales through June 30, 2006.

Indirect sales.    We supplement our direct sales force and our inside sales force with our channel partners, who leverage their preexisting business relationships with the customer and act as sales agents for us. The channel partners include value-added resellers, local area network consultants and other IT and telecommunications consultants to small businesses. As compensation for their services, our channel partners receive ongoing residual payments on their sales. At full staffing, we target 4 indirect sales representatives per market, and our channel partners contributed approximately 22% of our year to date sales through June 30, 2006.

Referrals program

We believe we are building a culture of referrals that benefits both our direct and indirect selling efforts. We obtain approximately one-third of our new customers from our referral program through our current base of customers and through our referral partners. Our customers and referral partners are eligible to receive a one-time referral credit for each new customer they refer.

Marketing and advertising

We focus our marketing resources on our direct and indirect sales efforts and programs that support those efforts. We market ourselves as “the last communications company a small business will ever need.” We have launched a focused marketing campaign of targeted direct mail, print and online media but have not committed our resources to traditional brand advertising. Our marketing expenses for the year ended December 31, 2005 were $1.8 million.

Operations

Once a customer is signed, we believe we provide a highly differentiated customer experience in each aspect of the service relationship. Our highly-automated and optimized business processes are designed to provide rapid and reliable installation, accurate billing and responsive, 24x7 care and support using both web-enabled and human resources.

We continue to put emphasis on customer service as a key differentiator to drive customer satisfaction and customer referrals for new business. In 2005, we created a new headquarters-based executive management position, Vice President of Customer Experience, to focus on the development, leadership and oversight of the post sale, customer-facing organizations, including Technical Support, Customer Care, Collections and Service Delivery. The responsibilities of the VP Customer Experience include defining the overall customer experience across all customer touch points, implementation of a cohesive customer care program and the effective management of our customer-facing organizations to ensure continued customer satisfaction and high customer retention rates. This organizational focus has also contributed to continued improvements in our automated care and support capabilities used to service our customers and increase our operational efficiency.

Installation

We employ a team of service coordinators in each of our markets to handle the order entry and customer installation process. A centralized circuit provisioning and customer activation group takes responsibility for ensuring that T-1 circuits from the local telephone company to the customer’s location are provisioned correctly and on time, together with local number portability and the appropriate features and applications ordered by the customer. We seek to provision our BeyondVoice I customers within 30 calendar days, our BeyondVoice II customers within 40 calendar days and our BeyondVoice III customers within 60 calendar days. Our automated processes allow us to reduce the time and human intervention necessary to fill our circuit orders with the local telephone company. Currently, a majority of all circuit orders receive a firm order commitment from the local telephone company with no human intervention in less than twenty-four hours from submission. Once an order is submitted, an outsourced technician is dispatched to the customer’s location to install the integrated access device, connecting the customer’s equipment to our network, and to activate and test the services. After installation of the integrated access device, new services added by the customer will work with the customer’s existing equipment and require no further equipment changes or capital expenditures.

Billing

We bill all of our customers electronically. Our customers receive their bill due information via email. Full billing detail and analytical capabilities are available to our customers on the web through our Cbeyond Online website. We do not send any paper bills. In addition, over 35% of our customers pay us online, either via credit card, electronic funds transfer, or automatic account debit. For the six months ended 2005, on average, our days sales outstanding, which relates outstanding receivables to the number of days of revenue, was 16 compared to 22 average days sales outstanding through the six months ended 2006. Because we employ flat-rate billing in advance, customers are able to budget their costs, billing is simplified and errors are kept to a minimum. Because billing-related calls are often the largest percentage of calls to customer care among communications service providers, our approach to billing greatly reduces the amount of resources needed in our customer care organization. Moreover, our automated systems enable us to easily disconnect and reconnect our services, which assists us in effectively collecting unpaid bills.

Customer care and Cbeyond Online

We offer our customers 24x7 support through live access to dedicated care representatives and through online resources. Although customers can choose to speak with one of our Cbeyond representatives on a real-time basis, Cbeyond Online has become our primary channel for customer care.

We offer a broad range of capabilities online, including functions allowing customers to:

•	review their requested services and accept their installation order (for new customers);

•	view, pay and analyze their bills;

•	view and modify their services and account features;

•	view and modify account information;

•	research products and troubleshoot issues using the section of our web site devoted to frequently asked questions, which we call our Find-It-Fast knowledge base; and

•	submit requests for account changes.

Underpinning our care and support operations is a network that provides our customers with reliable and high quality service. Our network operations group manages and tracks network performance. We have deployed state-of-the-art network monitoring and diagnostic tools to provide our care representatives and network operations center personnel with real-time insight into problem areas and the information needed to address them.

Our all-IP network architecture

We deliver our services (other than our mobile voice and data services) over our single all-IP network using T-1 connections to connect customers to our network. This allows us to provide a wide array of voice and data services, attractive service features (such as online adds and changes), and network reliability and call quality comparable to that of traditional telephone networks. Unlike traditional voice-centric circuit-switched communications networks, we employ a single integrated network using technologies that digitize voice communications into IP packets and converge them with other data services for transport on an IP network. We transmit our customers’ voice traffic over our secure private network and do not rely on the best efforts public Internet. Our network design exploits the convergence of voice and data services and requires significantly lower capital expenditures and operating costs compared to traditional service providers using legacy technologies. The integration of our network with our automated front and back office systems allows us to monitor network performance, quickly provision customers and offer our customers the ability to add or change services online, thus reducing our customer care expenses. We believe that our all-IP network and automated support systems enable us to continue to offer new services to our customers in an efficient manner.

There are two distinct strategies that carriers adopt in deploying VoIP services:

•	Voice as an application over the public Internet. Because calls are carried over the public Internet and not over a private network such as ours, service is often provided on a best-efforts basis. These service providers focus mainly on the consumer market. We believe that these offerings may lack the call quality, network reliability, security and service features that business customers require.

•	Our managed IP network. We have deployed an all-IP network over which voice calls primarily travel over a managed IP connection as opposed to the public Internet. This approach allows us to deliver quality of service similar to the quality of a public switched telephone network. In our model, voice is an application over a private data network.

Initially, all of our customers connect to our BeyondVoice service via their existing analog premise equipment. We install and manage an integrated access device on the customer’s premise that converts VoIP traffic to analog time division multiplexing, or TDM, and interconnects with the customer’s phone system via digital or analog connections. By interconnecting with the customer’s existing TDM-based phone system, we significantly minimize the investment required to switch to our VoIP service, simplify the installation of our service and greatly reduce the sales lead-time.

While the majority of our new customers still connect to our service via their existing analog premise equipment, over the past two years we have observed a steady increase in the deployment of IP-based phone systems in the small business market. According to several industry analysts, the sales of IP-based phone systems have recently surpassed that of the traditional TDM phone systems. Many of these IP-based phone systems, or IP-PBXs, use a standards-based and highly flexible protocol called session initiation protocol, or SIP, and provide significant cost savings and increased functionality. One of the key benefits for many small businesses is that they now have access to direct inward dial, or DID, capability. DIDs allow each employee to have their own direct phone number and not just an extension. The availability of DIDs allows the end user to take advantage of many productivity enhancing applications such as unified messaging, auto attendant, integrated voicemail, selective call routing and much more.

In early 2005, we began offering our BeyondVoice with SIPconnect service that allows customers to connect their IP-PBX to our integrated access device directly via SIP rather than traditional analog or digital. Direct SIP peering between a customer’s IP-PBX and our VoIP network eliminates the need for the customer to purchase a TDM gateway; significantly reducing their hardware investment. SIP peering also eliminates the VoIP to TDM conversions which reduces the voice traffic latency thereby increasing the voice quality. End-to-end SIP signaling and a pure IP bearer path lay the foundation for richer communication services than offered by the public switched telephone network today, which are essential to the future of packet-based communications and the delivery of productivity enhancing applications.

The main advantage of our IP network architecture is its low cost structure relative to traditional circuit-switched networks. Our more efficient single-network approach enables us, relative to the historical experiences of legacy carriers, to:

•	buy fewer network components (and at lower cost);

•	lease fewer telecommunications circuits;

•	employ fewer staff;

•	rent less colocation space;

•	incur lower maintenance costs; and

•	integrate fewer support systems.

Legacy competitive carriers often manage numerous overlapping and interconnected network technologies to provide the package of services that we provide on our single all-IP network. Legacy network architectures can include: a circuit-switched local or long distance voice network, digital subscriber line, IP and frame relay data transmission networks, and asynchronous transfer mode and synchronous optical network intracity transport networks. These different legacy networks generally require the expense and complexity of dedicated circuits and network transmission and monitoring equipment. We believe that we benefit from the efficiency of being able to provide all our services over a single network.

The following diagram illustrates the high level components of our communications network:

A call placed over our all-IP network typically operates in the following manner:

•	the call travels from the customer’s telephone equipment (A), typically a legacy time-division multiplexing system or private branch exchange, to our integrated access device (B) installed at the customer’s premise;

•	the integrated access device (B) converts the analog voice call into packets of data using Internet protocol;

•	these packets of data are sent from the integrated access device (B) via one of two types of dedicated T-1 connection:

•	over an unbundled network element loop T-1 line (C-1) to our T-1 aggregation router (D), colocated at a local telephone company’s central office, which concentrates the traffic and sends it over a dedicated DS-3 circuit (E) to our colocation aggregation router (F); or

•	over an enhanced extended link T-1 line (C-2), which connects directly to our colocation aggregation router at the city tandem colocation center (F);

•	the colocation aggregation router (F) located in leased space in the city tandem colocation center routes the data to the trunking gateway (G);

•	the trunking gateway (G), which is also located in leased space in the city tandem colocation center, converts the packets back into analog signal and sends the call into the public switched telephone network (H), for delivery to the intended recipient; and

•	the call routing that takes place in the city tandem colocation center is directed by our softswitch (I), which operates as a call agent and is a central component of our IP network.

Our softswitch is a primary component of our IP network. A softswitch is a sophisticated set of software code residing on compact, and relatively low cost, servers. In contrast to circuit-switches employed by legacy service providers with their large upfront investment and significant space requirements, softswitches require relatively small upfront investment and minimal space. The softswitch, located remotely at our own data center location, handles call control and routing, providing the intelligent core of the network; voice traffic is never actually routed through the softswitch. In addition, the service capabilities, or business class features, reside in the softswitch and are imparted to specific users through the network. We generally employ dedicated softswitches for each of our markets, although the technology does not require that the softswitches reside physically in the markets they serve, affording us further space economies. In the future we believe our softswitch infrastructure will evolve to become distributed in design, and a combination of systems may serve one or more markets.

Local calls enter the public switched telephone network via the trunking gateway and are usually terminated by the local telephone company at no charge to us under the “bill and keep” arrangement of our interconnection agreement. See “Government regulation.” Long distance calls are handed off to an interexchange carrier, or long distance carrier, by the trunking gateway for termination at a remote city. We currently have agreements in place with Global Crossing and MCI to act as long distance carriers for our voice traffic. The interexchange carriers charge us on a per-minute basis for traffic we send them, and they embed the terminating access fees they pay to local telephone companies as part of our rates. We believe that, in the future, we may be able to hand off long distance traffic to interexchange carriers in the form of VoIP traffic, which, depending on regulatory developments, may allow us to reduce the rates we pay for long distance by the amount of the terminating access fees. Long distance carriage is a commodity service with multiple quality providers competing with relatively undifferentiated services, and we have been able to take advantage of steadily decreasing rates.

In addition to voice traffic, we carry broadband Internet traffic from the customer’s personal computer to the integrated access device and out to our network in the same manner as voice traffic. When the data packets reach a gateway router, they are handed off to an Internet transit provider, such as Level(3) Communications or MCI, under contract with us, for routing over the public Internet.

One of the benefits of our IP network is the ability to integrate voice and data packets seamlessly. Bandwidth for voice is dynamically allocated, which allows the customer to enjoy full access to the 1.5 Mbps of bandwidth a T-1 connection affords when no voice traffic is present on the access circuit. When a customer activates a voice line, the allocated bandwidth automatically adjusts to allow the caller the amount of the T-1 connection needed to process his call. Because legacy time-division multiplexing service providers must dedicate fixed portions of their customer circuits to voice and data, they are unable to employ dynamic bandwidth allocation. This feature allows us to provide increased speed and performance to our customers in their Internet usage while assuring high quality voice service.

We organize our network into three groupings of equipment and circuits for purposes of network management and quality measurement:

•	the core network, which is located in our data centers and primarily comprises softswitches, backbone routers and media and feature servers;

•	the distribution network, which includes colocation equipment such as T-1 aggregation routers and trunking gateways, as well as DS-3 transport circuits; and

•	the access network, which comprises the T-1 local loops and integrated access devices that connect customers’ equipment to our extended network.

Our software monitors network quality and tracks potential problems by monitoring each of these network groupings.

The largest single monthly expense associated with our network is the cost of leasing T-1 circuits to connect to our customers.

We lease T-1s primarily from the local telephone companies on a wholesale basis using UNE loops or enhanced extended loops. A UNE enhanced extended link consists of a T-1 loop connected to the interoffice transport unbundled network element. This design allows us to obtain the functionality of a T-1 loop without the need for colocation in the local telephone company’s serving office. We are able to take advantage of T-1 UNE loop and UNE enhanced extended links and the associated incremental cost-based pricing of each because we meet certain qualifying criteria established by the FCC for use of these services and because we have built the processes and systems to take advantage of these wholesale circuits, in contrast to many competitive carriers, which lease T-1 circuits under special access, or retail, pricing. As a result of regulatory changes enacted via the FCC’s TRRO, we are required to lease T-1 circuits under special access pricing when serving customers in certain geographical areas within our cities. See “Government regulation.”

We employ these wholesale T-1 circuits as follows:

•	UNE loops. A UNE loop is the facility that extends from the customer’s premises to our equipment colocated in the local exchange company end-office that serves that customer location. We employ UNE loops when we have a colocation in the central office that serves a customer. We use high-capacity T-1 unbundled loops to serve our customers.

•	Enhanced extended links. An enhanced extended link is a combination of an unbundled T-1 loop and an associated T1 transport element that are joined together by the local telephone company at the end-office serving the customer location. This allows us to obtain access to customer premises without having a colocation at the serving central office. The current FCC rules require local telephone companies to provide T-1 enhanced extended links to carriers subject to certain local use criteria, which we meet. Once we achieve sufficient density from a remote office, we deploy a dedicated DS-3 transport and regroom the T1 transport elements onto the DS-3 and remove the T1 transport elements.

Historically, approximately half of our circuits were provisioned using UNE loops and half using enhanced extended links. Our monthly expenses are significantly less when using UNE loops rather than enhanced extended links, but UNE loops require us to incur the capital expenditures of central office colocation equipment. Both UNE loops and enhanced extended links are substantially less expensive for us than special access circuits. We lease DS-3 circuits from local telephone companies or competitive carriers to carry traffic from the end-office colocation to our equipment in a tandem wire center colocation. We install central office colocation equipment in those central offices having the densest concentration of small businesses. We usually launch a market with several colocations and add colocations as the business grows. For example, in Atlanta, our most mature market, we had 15 colocations at the time of our initial public offering in November 2005 and we had 26 colocations as of June 30, 2006.

Our VoIP technology allows us to concentrate approximately five times as many T-1 circuits onto our DS-3 transport circuits as legacy time-division multiplexing providers. Specifically, we can dynamically allocate available transport bandwidth and can converge and mix voice and data traffic on the network, which offers us significant cost savings.

Our software-based VoIP architecture also provides the flexibility to add services and change features quickly, in contrast to legacy providers whose systems have historically required them to make time consuming physical moves, adds and changes. We believe that our all-IP, private network is optimized to deliver services in an efficient, flexible and cost-effective manner.

Front and back office systems architecture

We have combined our streamlined business processes with best-in class commercial software packages that we have integrated to create a platform for delivery of our automated front and back office systems. We believe that the integration of our IP network with our front and back office platform supports an efficient cost structure.

These are the cornerstones of our IT strategy:

•	deploying commercial software applications and making use of application service providers instead of building our own custom software;

•	operating a single customer facing system tightly integrated with back office provisioning, activation and billing systems;

•	using automated and web interfaces to extend our business processes to customers and partners; and

•	embedding business process management throughout our front and back office platform.

We believe that the software packages we have deployed are scalable, based on successful implementation and operation of such software packages by much larger enterprises with greater volumes of transactions. In addition, they can be customized by the incorporation of our specially tailored business processes. We enjoy the advantages of third-party maintenance and updates from companies with substantial research and development staffs.

Underlying our entire front and back office systems architecture is a comprehensive set of enterprise application integration code, with Siebel workflow and standard messaging and communications tools handling the majority of the interfaces.

Our front office systems consist of:

•	Customer relationship management. We use Siebel’s customer relationship management software to handle sales force automation, sales order entry, order management, commissions, customer care, field service functions, integrated access device management and channel partner relationship management.

•	Online customer self-service. Our web-enabled customer self-service capabilities allow Cbeyond customers to manage and pay their Cbeyond bill, manage their Cbeyond account including submitting service requests, manage and change Cbeyond delivered applications, and obtain support. Cbeyond leverages commercially available software to deliver these capabilities to our customers.

Our back office systems consist of:

•	Provisioning. We use application service providers as a common gateway with local telephone companies and third-party databases, including circuit orders, local number portability, and emergency number provisioning.

•	Activation. We have licensed software that handles our network inventory and activation functions, and we have an outsourcing arrangement with a third party to provide telephone number inventory functions.

•	Billing. Billing and payment processing are conducted through software we have licensed, and we handle billing mediation functions through other licensed software.

Relationship with Cisco Systems

Cisco Systems supplies our VoIP network technology. When we began our business in 2000, we evaluated a number of softswitch technologies and VoIP platforms. As a result, we determined that Cisco Systems’ softswitch represented the most advanced softswitch for our needs, incorporating business class features that business users require with a higher degree of reliability and sophistication than other competing technologies. In addition, we chose a single-vendor solution in an effort to mitigate the risk of integrating equipment from multiple vendors in a relatively new technology.

In addition, Cisco Systems, through its affiliate Cisco Capital, extended vendor financing to us for the equipment and services we purchase from them, as well as certain network-related expenditures with non-competing third party providers. We repaid the vendor financing in full in November 2005. Although we have continued to purchase only Cisco Systems network components to date, we believe that the risk of integrating competing products has greatly diminished, and we will deploy those products with the best combination of price and performance going forward, whether from Cisco Systems or competing manufacturers.

Competition

As a managed services provider in the communications industry, we broadly compete with companies that could provide both voice and enhanced services to small businesses in our markets.

As a provider of voice services, our primary competitors are the incumbent local telephone companies: BellSouth Corp. in Atlanta, Qwest Communications International, Inc. in Denver and AT&T, Inc. in Dallas, Houston, Chicago and Los Angeles. Based on information provided by our customers at the time of activation, approximately two-thirds of our customers used an incumbent local telephone company for local telephone service prior to signing with us, and the remainder used competitive local telephone companies. Many of our customers used multiple vendors for local and long distance voice services and broadband Internet access and have enjoyed the convenience of a sole-sourced service since signing with us. In addition to the local telephone companies, we compete with other competitive carriers in each of our markets. These competitive carriers include Covad Communications Group, Inc., XO Communications, LLC, NuVox Communications, US LEC Corp., McLeodUSA Incorporated, Eschelon Telecom, Inc., and ITC^Deltacom, Inc., among many others. We believe that in the future many of our communications competitors could adopt the use of VoIP technology similar to ours.

In addition, there are other providers using VoIP technology, such as Vonage Holdings Corp., Skype Technologies SA, a subsidiary of eBay, Inc., deltathree, Inc. and 8x8, Inc., which offer service using the public Internet to access their customers. We do not currently view these companies as our direct competitors because they primarily serve the consumer market and businesses with fewer than four lines. Certain cable television companies, such as Cox Communications, Inc., Comcast Cable Communications, Inc., TimeWarner Cable, Inc. and Cablevision Systems Corp., have deployed VoIP primarily to address consumers and to compete better against local telephone companies for residential customers, although each of these companies does offer packaged services to small business customers. Certain other VoIP- based companies, such as Net2Phone, Inc., a subsidiary of IDT, Corp., and iBasis, Inc. have built business models based on wholesale VoIP services to companies that do not wish to develop or operate completely their own VoIP services. We do not view Net2Phone and other VoIP wholesalers as competitors, given their consumer focus. We expect that, in the future, other companies may be formed to take advantage of our VoIP-based business model. Existing companies may also expand their focus in the future to target small business customers. In addition, certain utility companies have begun experimenting with delivering voice and high speed data services over power lines.

In connection with our BeyondMobile offering, we compete with national wireless phone companies, such as Cingular Wireless LLC, Sprint Nextel Corporation, T-Mobile USA, Inc. and Verizon Wireless, as well as regional wireless providers.

History

We incorporated in March 2000 as Egility Communications, Inc. and changed our name in April 2000 to Cbeyond Communications, Inc. In November 2002, we recapitalized by merging the limited liability company that served as our holding company into Cbeyond Communications, Inc., the surviving entity in the merger. On July 13, 2006, we changed our name from Cbeyond Communications, Inc. to Cbeyond, Inc. Cbeyond, Inc. now serves as a holding company for our subsidiaries and directly owns all of the equity interests of our operating company, Cbeyond Communications, LLC.

Intellectual property

We do not own any patent registrations, applications, or licenses. We maintain and protect trade secrets, know-how and other proprietary information regarding many of our business processes and related systems. We also hold several federal trademark registrations, including:

•	Cbeyond®;

•	BeyondVoice®;

•	BeyondOffice®;

•	The last communications company a small business will ever need.® and

•	Cbeyond Logo.

Employees

At June 30, 2006, we had 830 employees. None of our employees are represented by labor unions. We believe that relations with our employees are good.

Properties

We lease a 104,574 square-foot facility for our corporate headquarters in Atlanta. We also lease data center facilities in Atlanta and in Dallas as well as sales office facilities in each of our markets outside of Atlanta. Our total rental expenses for the six months ended June 30, 2006 were approximately $0.3 million for our colocation and data center facilities and approximately $1.2 million for our offices. We do not own any real estate. Our management believes that our properties, taken as a whole, are in good operating condition and are suitable for our business operations. As we expand our business into new markets, we expect to lease additional data center facilities and sales office facilities.

Legal proceedings

We are subject to federal and state rules and regulations pertaining to customer proprietary network information, or CPNI. In connection with these rules and regulations, the FCC has initiated a series of investigations regarding the CPNI practices of individual companies, including ours. The FCC’s investigation of our CPNI compliance began on February 1, 2006. On April 21, 2006, the FCC issued a Notice of Apparent Liability, or NAL, proposing a fine of $0.1 million on us for our failure to maintain in our files a compliance certificate required by FCC rules. The FCC’s investigation is not yet complete. The FCC may ultimately impose a fine that is larger than that proposed in the NAL and may seek to impose additional fines relating to our CPNI compliance. We are currently unable to assess the magnitude and likelihood of such fines.

From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no litigation pending that could have a material adverse effect on our results of operations and financial condition.

Government regulation

Our communications services business is subject to the statutory framework established by Congress, state legislatures and varying degrees of federal, state and local regulation. In contrast to certain other IP-based carriers, we have elected to operate as a common carrier and thus our business does not rely on the regulatory classification of or regulatory treatment for IP-based carriers in particular. As a common carrier, we are subject to the jurisdiction of both federal and state regulatory agencies, which have the authority to review our prices, terms and conditions of service. The regulatory agencies exercise minimal control over our prices and services, but do impose various obligations such as reporting, payment of fees and compliance with consumer protection and public safety requirements. In addition, it is possible that in limited circumstances we will be subject to requirements placed on “interconnected VoIP providers” in addition to the requirements we are subject to as a common carrier.

We operate as a facilities-based carrier and have received all necessary state and FCC authorizations to do so. Unlike resale carriers, we do not rely upon access to incumbent local exchange carrier switching facilities or capabilities and have not relied on the FCC’s former unbundled network element platform, or “UNE Platform” or “UNE-P” rules. As a facilities-based common carrier, we have undertaken a variety of regulatory obligations, including (for example) providing access to emergency 911 systems, permitting law enforcement officials access to our network upon proper authorization, contributing to the cost of the FCC’s (and where applicable the state) universal service programs, and making our services accessible to persons with disabilities.

By operating as a common carrier, we also benefit from certain legal rights established by federal legislation, especially the federal Telecommunications Act of 1996, or the Telecom Act, which gives us and other common carrier competitive entrants the right to interconnect to the networks of incumbent telephone companies and access to elements of their networks on an unbundled basis. These rights are not available to providers who do not operate as common carriers. We have used these rights to gain interconnection with the incumbent telephone companies and to purchase selected unbundled network elements, or UNEs, at prices based on incremental cost, especially T-1 loop UNEs that provide us access to our customers’ premises.

Congress, the FCC and state regulators are considering a variety of issues that may result in changes in the statutory and regulatory environment in which we operate our business. Several bills have been introduced, which if enacted could impact our current access rights to the ILEC network under the Telecommunications Act of 1996. We believe it is unlikely, however, that any of these bills will be passed by Congress this year. The FCC’s current rules, as established in the August 2003 “Triennial Review Order” and subsequent orders discussed below, establish the general framework of regulation that allows us to purchase the UNEs that we buy. In addition, some of the changes under consideration by Congress, the FCC and state regulators may affect our competitors differently than they affect us. For example, the FCC’s recent elimination of the UNE-P rules has affected resale carriers that seek to compete against us, but elimination of these rules has not affected us, because we do not rely on UNE-P. Changes in the universal service fund may affect the fees we are required to pay to contribute to funding this program, but since we and our competitors generally pass these fees through to customers, we expect any changes to have minimal competitive effect. Similarly, we do not expect changes in inter-carrier compensation rules to have a material effect on us, because we derive the vast majority of our revenues directly from our customers, rather than from other carriers. We do not collect reciprocal compensation for termination of local calls, and we derive relatively little revenue from access charges for origination and termination of long distance calls over our network. In addition, reviews by state public service commissions have resulted in rate reductions for the circuits we lease in Georgia, Texas, Colorado, Illinois and California. The rates in Texas are currently under appeal and the Georgia rates were appealed and remanded back to the Georgia commission by the court. As a result of the court remand, the Georgia commission has ordered higher rates for the elements we use, and it is not yet clear whether or not BellSouth will appeal this decision further. The Colorado commission has also recently initiated an investigation of certain UNE rates which may include a review of T-1 and DS-3 UNEs. If these UNEs are included in the review, it is possible that we would be subject to future rate increases.

The FCC has adopted new regulations governing VoIP services. Although we use VoIP technology extensively in our network, the new rules have more impact on service providers who do not currently operate as common carriers. This is because the FCC has now subjected VoIP providers to obligations that we have already undertaken to fulfill due to our status as a common carrier. For example, the FCC adopted rules that require “interconnected VoIP providers” to enable all customers to access enhanced 911 emergency services, to contribute to the federal universal service fund and to provide certain capabilities for the monitoring of communications by properly-authorized law enforcement agencies. We believe that these rules affect potential competitors more than they affect us, because we are already subject to universal service obligations, provide 911 access and law enforcement access capabilities in compliance with the requirements that apply to common carriers. Such requirements are subjects of ongoing review by both Congress and the FCC that could result in additional obligations over time.

Although the nature and effects of governmental regulation are not predictable with certainty, we believe that the FCC is unlikely to enact rules that extinguish our basic right or ability to compete in the telecommunications markets and that any rule changes that affect us will likely be accompanied by transition periods sufficient to allow us to adjust our business practices accordingly. The following sections describe in more detail the regulatory developments described above and other regulatory matters that may affect our business.

Regulatory framework

Our business relies heavily on the use of T-1 UNE loops and UNE enhanced extended links, or EELs, that include T-1 loop components, for access to customer premises. Our existing strategy is based on FCC rules that require incumbent local exchange carriers to provide us these UNEs at wholesale prices based on incremental costs. As a result of a court decision, the FCC issued rules, which became effective on March 11, 2005, limiting the obligation of incumbent local exchange carriers to provide UNEs in certain circumstances. Some portions of the new FCC rules do not affect us, such as rules eliminating unbundled circuit switching, used by UNE-P providers. The new rules require, among other things, that incumbent local exchange carriers continue providing T-1 UNE loops in most situations, but not in high-density central offices. This exception affects the price we pay to obtain access to T-1 loops in some of the central business districts we serve, as discussed in more detail below. On June 16, 2006, the DC Court of Appeals upheld the FCC’s new rules in their entirety. These rules may nevertheless change at any time due to future FCC decisions, and we are unable to predict how such future developments may affect our business.

The Telecom Act

The Telecom Act, which substantially revised the Communications Act of 1934, established the regulatory preconditions to allow companies like us to compete for the provision of local communications services. Before the passage of the Telecom Act, states typically granted an exclusive franchise in each local service area to a single dominant carrier, often a former subsidiary of AT&T, known as a regional Bell operating company, which owned the entire local exchange network and operated a virtual monopoly in the provision of most local exchange services. The regional Bell operating companies, following some recent consolidation, now consist of BellSouth, Verizon, Qwest Communications and AT&T Communications. Verizon has recently completed its merger with MCI, and AT&T is the renamed company that emerged from the recent merger of SBC and AT&T. AT&T also announced, on March 4, 2006, its intention to merge with BellSouth.

Among other things, the Telecom Act preempts state and local governments from prohibiting any entity from providing communications service on a common carrier basis, which has the effect of eliminating prohibitions on entry that existed in almost half of the states at the time the Telecom Act was enacted. At the same time, the Telecom Act preserved state and local jurisdiction over many aspects of local telephone service and, as a result, we are subject to varying degrees of federal, state and local regulation.

The Telecom Act provided the opportunity to accelerate the development of competition at the local level by, among other things, requiring the incumbent carriers to cooperate with competitors’ entry into the local exchange market. To that end, incumbent local exchange carriers are required to allow interconnection of their networks with competitive networks. Incumbent local exchange carriers are further required by the Telecom Act to provide access to certain elements of their network as UNEs to competitive local exchange carriers.

We have developed our business, including being designated as a common carrier, and designed and constructed our networks to take advantage of the features of the Telecom Act that require cooperation from the incumbent carriers. We believe that the continued viability of the provisions relating to these matters is critical to the success of the competitive regime contemplated by the Telecom Act. There have been numerous attempts to revise or eliminate the basic framework for competition in the local exchange services market through a combination of federal legislation, new FCC rules, and challenges to existing and proposed regulations by the incumbent carriers. We anticipate that Congress will consider a range of proposals to modify the Telecom Act over the next few years, including some proposals that could restrict or eliminate our access to elements of the incumbent local exchange carriers’ networks. We consider it unlikely, however, that Congress would reverse the fundamental policy of encouraging competition in communications markets.

Congress may also consider legislation that would address the impact of the Internet on the Telecom Act. Such legislation could seek to clarify the regulations applicable to VoIP and Internet providers. We believe that such legislation is unlikely to result in the imposition of new regulatory obligations on us, although it is possible that it will eliminate certain regulatory obligations that apply to us as a result of our status as a common carrier.

Federal regulation

The FCC regulates interstate and international communications services, including access to local communications networks for the origination and termination of these services. We provide interstate and international services on a common carrier basis. The FCC requires all common carriers to obtain an authorization to construct and operate communications facilities and to provide or resell communications services, between the United States and international points. We have secured authority from the FCC for the installation, acquisition and operation of our wireline network facilities to provide facilities-based domestic and international services.

The FCC imposes extensive economic regulations on incumbent local exchange carriers due to their ability to exercise market power. The FCC imposes less regulation on common carriers without market power including, to date, competitive local exchange carriers. Unlike incumbent carriers, our retail services are not currently subject to price cap or rate of return regulation. We are therefore free to set our own prices for end user services subject only to the general federal guidelines that our charges for interstate and international services be just, reasonable and non-discriminatory. We have filed tariffs with the FCC containing interstate rates we charge to long distance carriers for access to our network, also called interstate access charges. The rates we can charge for interstate access, unlike our end user services, are limited by FCC rules. We are also required to file periodic reports, to pay regulatory fees based on our interstate revenues and to comply with FCC regulations concerning the content and format of our bills, the process for changing a customer’s subscribed carrier and other consumer protection matters. The FCC has the authority to impose monetary forfeitures and to condition or revoke a carrier’s operating authority for violations of these requirements. Our operating costs are increased by the need to assure compliance with these regulatory obligations.

The Telecom Act is intended to increase competition. Specifically, the Telecom Act opens the local services market by requiring incumbent local exchange carriers to permit interconnection to their networks and establishing incumbent local exchange carrier obligations with respect to interconnection with the networks of other carriers, provision of services for resale, unbundled access to elements of the local network, arrangements for local traffic exchange between both incumbent and competitive carriers, number portability, access to phone numbers, access to rights-of-way, dialing parity and colocation of communications equipment in incumbent central offices. Incumbent local exchange carriers are required to negotiate in good faith with carriers requesting any or all of these arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, incumbent local exchange carriers remain subject to interconnection obligations established by the FCC and state communications regulatory commissions.

The Telecom Act also permitted a regional Bell operating company to enter the long distance market within its local telephone service area upon showing that certain statutory conditions set forth in Section 271 of the Telecom Act have been met and upon obtaining FCC approval. The FCC has approved regional Bell operating company petitions for in region long-distance for every state in the nation, and each regional Bell operating company is now permitted to offer long-distance service to its local telephone customers. The FCC subsequently relieved the Regional Bell Operating Companies, or RBOC, of some of the conditions imposed for Section 271 long distance approval, including in particular conditions that impose obligations to provide access to broadband (although not T-1) UNEs beyond what the FCC has required in its Triennial Review Order, or TRO, and Triennial Review Remand Order, or TRRO, which are discussed below in more detail. While we do not currently use any UNEs obtained exclusively under Section 271 long-distance entry conditions, we may seek to do so in the future. As a result of the state commission reviews to implement the FCC’s TRO/TRRO decisions, some states (e.g., Georgia, Illinois and

California) have adopted rules to implement the requirement that RBOCs provide competitors with access to network elements pursuant to section 271. Some states, like Georgia, have also adopted rules setting the rates that an RBOC must charge for such network elements. The FCC is currently considering whether to preempt such state regulation of UNEs offered exclusively under Section 271.

Triennial review order and appeals.    As discussed above, we rely on provisions of the Telecom Act that require the incumbent local exchange carriers to provide competitors access to elements of their local network on an unbundled basis, known as UNEs. The Telecom Act requires that the FCC consider whether competing carriers would be impaired in their ability to offer telecommunications services without access to particular UNEs.

In the TRO of August 2003, the FCC substantially revised its rules interpreting and enforcing the UNE requirements, while maintaining the general regulatory framework under which we purchase our UNEs. The FCC also adopted new eligibility requirements for the use of UNE EELs. Under these rules, a carrier seeking to purchase an EEL must certify that each circuit so purchased meets specific criteria designed to ensure that the circuit will be used to provide local exchange voice service. We believe, and are prepared to so certify, that all of our EEL circuits satisfy these criteria. These aspects of the Order were not affected by the subsequent court decision reviewing the TRO or by the TRRO.

In the TRO, the FCC also eliminated unbundling for certain incumbent local exchange carrier fiber that utilize packet technology and severely restricted unbundling for fiber loops to homes and, in a subsequent order, other “predominantly residential” locations such as apartment buildings. We currently do not use any incumbent local exchange carrier switching or fiber-to-the-home UNEs. We were therefore not materially affected by this ruling, although the elimination of UNE loops serving “predominantly residential” buildings could restrict our access to some small business customers.

In March 2004, a court decision required the FCC to reconsider portions of its TRO, and as a result the FCC further revised the rules in the “TRRO” adopted in late 2004, effective March 11, 2005. In the TRRO (as well as the TRO), the FCC ruled that incumbent local exchange carriers will no longer be required to provide access to unbundled circuit switching capabilities, which previously allowed resale carriers to offer the UNE-P at incremental cost-based rates. We do not use incumbent local exchange carrier circuit switching in our network, so we were not affected directly by this development. Limitations on the availability of UNE-P may, however, make it more difficult for resale competitive local exchange carriers to compete against our services.

The TRRO for the most part required that incumbent local exchange carriers continue to make access available to competitors for the high capacity loop and transport UNEs we use. However, the new rules placed new conditions and limitations on the incumbent local exchange carriers’ obligation to unbundle these elements.

Incumbent local exchange carriers are required to continue providing T-1 UNE loops at cost-based rates, except in central offices serving 60,000 or more business lines and in which four or more fiber-based competitors have colocated. Because many of our customers are located in high-density central business districts, some of our existing T-1 loops are affected by this new limitation. An incumbent local exchange carrier is also not required to provide more than 10 T-1 UNE loops to any single building, even in an area in which T-1 loops are unbundled.

Incumbent local exchange carriers are also required to continue providing both T-1 and DS-3 transport circuits, except on routes connecting certain high-density central offices. An incumbent local exchange carrier is not required to offer UNE T-1 transport (including transport as a component of a T-1 EEL) between central offices that both serve at least 38,000 business lines or have four or more fiber-based colocators. For DS-3 transport, the exception applies if both central offices serve at least 24,000 business access lines or have three or more colocators. Again, because of the nature of the markets we serve, many of the T-1 EELs and DS-3 transport circuits we use are affected by this exception. The FCC also imposed a cap of 12 on DS-3 transport UNEs and a cap of 10 T-1 transport UNEs that must be made available by an incumbent local exchange carrier on any given route, even where the high-density exception does not apply. Due to certain inconsistencies between the rules and the text of the TRRO with regard to the application of the T-1 transport cap, the states have applied that cap inconsistently. Various parties, including us, have petitioned the FCC to reconsider its decision on the transport cap, and these petitions are currently pending with the FCC. On June 16, 2006, the DC Circuit Court of Appeals upheld the FCC’s TRRO in its entirety.

We expect that access to T-1 loops serving current and new customer locations will continue to be available to us regardless of future changes in the FCC rules, although not necessarily at current prices. All incumbent local exchange carriers are required, independent of the UNE rules, to offer us some form of T-1 loop and transport services. It is possible that the FCC may establish rates for some of these services at levels that are comparable to current UNE rates, or that we may be able to negotiate reasonable prices for these services through commercial negotiations with incumbent local exchange carriers. However, we cannot assure you that either of these possibilities will occur. If all other options were unavailable, we would be required to pay special access rates for these services. These rates are substantially higher than the rates we pay for UNEs.

SBC/AT&T and Verizon/MCI merger proceedings.    In late 2005, the FCC and DOJ approved the mergers of SBC with AT&T and Verizon with MCI. The FCC, however, placed certain conditions on its approval of the mergers. Significantly, the FCC froze UNE pricing for two years and special access pricing for thirty months at current rates. The FCC, however, further ruled that UNE rates under appeal at the time of the conditions are exempt from this provision if higher rates are ultimately required. Texas and Illinois UNE rates were under appeal at the time of the FCC’s order. The Illinois rates were recently affirmed by the United States Court of Appeals for the 7th Circuit, but the Texas rates are still under appeal. If higher rates are ultimately ordered, the rate freeze would not apply in those states. The FCC also required that fiber based colocator counts used to determine the availability of UNE loops and transport must be reduced to reflect the elimination of AT&T and MCI as independent competitors in the SBC and Verizon regions respectively. Competitive carriers filed an action in federal district court as provided for under the Tunney Act questioning the DOJ approval of the SBC/AT&T and Verizon/MCI mergers. While it is unlikely that the approval of these mergers will be reversed, the matter is currently pending in the courts.

AT&T/BellSouth merger proceeding.    In early 2006, AT&T (formerly SBC/AT&T) and BellSouth announced their agreement to merge. The FCC, DOJ and various states are currently reviewing this proposed merger. While there are no assurances, we believe that, at a minimum, conditions similar to those ordered in the 2005 SBC/AT&T and Verizon/MCI merger approvals will also be imposed on this merger. It is also possible that more extensive conditions could be imposed.

TELRIC proceeding.    In late 2003, the FCC initiated a proceeding to address the methodology used to price UNEs and to determine whether the current methodology—total element long-run incremental cost, or TELRIC—should be modified. Specifically, the FCC is evaluating whether adjustments should be made to permit incumbent local exchange carriers to recover their actual embedded costs and whether to change the time horizon used to project the forward looking costs. The FCC is unlikely to adopt any changes to its rules within the next year, but we cannot be certain as to either the timing or the result of the agency’s action.

Special access proceeding.    In January 2005, the FCC released a Notice of Proposed Rulemaking to initiate a comprehensive review of rules governing the pricing of special access service offered by incumbent local exchange carriers subject to price cap regulation (including BellSouth, AT&T, Qwest, Verizon and some other incumbent local exchange carriers). To the extent we are no longer able to obtain certain T-1 loops and DS-3 transport circuits as UNEs, we may choose to obtain equivalent circuits as special access, in which case our costs will be determined by the incumbent local exchange carriers’ special access pricing. Special access pricing by the major incumbent local exchange carriers currently is subject to price cap rules as well as pricing flexibility rules which permit these carriers to offer volume and term discounts and contract tariffs (Phase I pricing flexibility) and remove special access service in a defined geographic area from price caps regulation (Phase II pricing flexibility) based on showings of competition. The Notice of Proposed Rulemaking tentatively concludes that the FCC should continue to permit pricing flexibility where competitive market forces are sufficient to constrain special access prices, but the FCC will undertake an examination of whether the current triggers for pricing flexibility (based on certain levels of colocation by competitors within the defined geographic area) accurately assess competition and have worked as intended. The Notice of Proposed Rulemaking also asks for comment on whether certain aspects of incumbent local exchange carrier special access tariff offerings (e.g., basing discounts on previous volumes of service; tying nonrecurring charges and termination penalties to term commitments; and imposing use restrictions in connection with discounts) are unreasonable. We cannot predict the impact, if any, that this proceeding will have on our cost structure.

Intercarrier compensation.    In 2001, the FCC initiated a proceeding to address rules that require one carrier to make payment to another carrier for the exchange of traffic (intercarrier compensation). In its notice of proposed rulemaking, the FCC sought comment on some possible advantages of moving from the current rules to a bill and keep structure for all traffic types in which carriers would recover costs from their own customers, not from other carriers. In February 2005, the FCC requested further comments on these issues and on several specific proposed plans for restructuring intercarrier compensation. More recently, AT&T, BellSouth, numerous rural carriers and others proposed a new proposal for reforming intercarrier compensation. The FCC has asked that interested parties submit comments on the new plan in October. We currently have little to no revenue exposure to the exchange of local traffic since our traffic is balanced and in most cases subject to bill and keep arrangements with other local carriers. We do, however, collect revenue for access charges for the origination and termination of other carriers’ long distance traffic. If the FCC were to move to a mandatory bill and keep arrangement for this traffic or to a single cost based rate structure, at significantly lower rates than we currently charge, our revenues would be reduced. We believe, however, that we have much less reliance on this type of revenue than many other competitive providers, because the vast majority of our revenue derives from our end user customers. We also consider it likely that, if the FCC does adopt a bill and keep regime, it will provide some opportunity for carriers to adjust other rates to offset lost access revenues. Nevertheless, we cannot predict either the timing or the result of this FCC rulemaking.

Regulatory treatment of VoIP.    In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for VoIP providers. Currently, the regulatory classification of most VoIP providers is not clear. In the proceeding initiated in 2004, the FCC is considering what regulation is appropriate for VoIP providers and whether the traffic carried by these providers will be subject to access charges. The principal focus of this rulemaking is on whether VoIP providers should be subject to some or all of the regulatory obligations of common carriers. We currently treat our services as subject to common carrier rules and regulations and, as a result, we do not anticipate that future rulings on the regulatory treatment of VolP will have a material impact on us.

As part of that proceeding, the FCC adopted new rules requiring all “interconnected VoIP providers” within 120 days to enable all of their customers to reach designated emergency services by dialing 911. Interconnected VoIP providers were also required to deliver notices to their customers advising them of limitations in their 911 emergency services and to make certain compliance filings with the FCC. As a regulated common carrier, however, we provide “traditional” 911 service over our dedicated network. Because the FCC’s definition of the term “interconnected VoIP provider” is not entirely clear, the rules could be interpreted to apply to our services. As such, we took steps to meet the notification and acknowledgement requirements to comply with the FCC’s order based on our interpretation of the order. We cannot guarantee that the FCC will agree with our interpretation of its order, should it ever be addressed.

The FCC recently adopted new rules requiring that “interconnected VoIP providers” contribute to the federal universal service fund and altering the rules governing mobile wireless service providers’ obligations to contribute to the federal universal service fund. As a common carrier, we already contribute to this fund. Thus, we do not interpret the new universal service requirements to impose any new requirements on us except with regard to the imposition of a new safe harbor rate for our interstate revenue associated with wireless services. In all instances, the universal service obligations are a pass through charge, and therefore, there is little or no financial impact resulting from the changes to our wireless safe harbor rate.

The FCC has also ruled that VoIP providers must permit duly authorized law enforcement officials to monitor communications, and the FCC order establishing this obligation was recently upheld on appeal. Since we have already complied with these obligations, the FCC order now requires VoIP entrants that do not currently operate as common carriers to share some of the same burdens as us.

Wireline broadband classification proceedings.    On August 5, 2005, the FCC voted to reclassify incumbent local exchange carrier broadband Internet access services as Title I information services that are not subject to common carrier regulation. As a result of the FCC’s decision, the incumbent local exchange carriers are no longer required to provide access on a stand-alone basis to certain broadband transmission inputs used to provide broadband Internet access. The FCC order does not appear to impact our rights to access the incumbent local exchange carriers’ facilities that we use to provide our retail service offerings, such as T-1 loops and EELs. The FCC’s order is subject to pending appeals, and there is no way to predict the outcome of these appeals.

On March 19, 2006, a Verizon Petition for Forbearance from Title II common carrier and other requirements for broadband transmission facilities used to serve large business customers was granted by default as a matter of law due to inaction by the FCC. Thus, Verizon has now been relieved of common carrier obligations for these broadband transmission facilities. While the instant relief granted does not have a direct impact on the UNE facilities used by us and appears not to apply to T-1 or DS-3 circuits, it will impact access rights to higher capacity transmission facilities in the future. The default grant is currently subject to appeals, and there is no way to predict the outcome of these appeals.

Since the default grant of the Verizon petition, AT&T, Qwest, and BellSouth have requested the same relief as that extended to Verizon. The subsequent petitions are all currently pending and all of the petitioners have requested expedited treatment. We cannot predict the outcome of these petitions. The relief requested should not have a direct impact on the UNE T-1, UNE DS-3 or special access facilities we use but will impact our access rights to higher capacity transmission facilities in the future.

On September 6, 2006, Verizon filed six petitions with the FCC requesting forbearance from the FCC’s unbundling rules. Specifically, Verizon seeks the elimination of all loop and transport unbundling requirements and of dominant carrier regulation for switched access service in Pittsburgh, New York, Boston, Providence, Virginia Beach and Philadelphia. As the basis for their request, Verizon relies upon a decision made last year by the FCC that relieved Qwest of its unbundling obligations in the Omaha MSA and of its dominant carrier status and obligations based on the level of cable penetration in that market.

Comments are due October 30, 2006 and reply comments are due on November 29, 2006 on the Verizon petitions. The FCC is required by statute to act on a forbearance petition within one year and can permit an additional three month extension to the one year period. If the FCC does not explicitly vote to approve or reject Verizon’s petition, a petition such as this would be deemed to be granted as a function of law once the statutory timeframe has expired.

The relief requested by Verizon does not have any immediate impact on our current or planned operations because we do not operate in the geographic areas at issue and we have no immediate plans to do so. However, if granted, the petitions could harm our ability to enter the affected markets in the future, if we chose to do so.

Non-dominant classification proceeding.    In 2001, the FCC initiated a proceeding to determine whether incumbent local exchange carriers should be reclassified as non-dominant in provision of broadband services. The primary impact of this reclassification would be that incumbent local exchange carriers’ rates would not be subject to extensive tariffing and rate regulation. We are not currently a customer of incumbent local exchange carrier retail broadband services and therefore would not be affected directly by deregulation of these services at this time. Changes in these regulations could, however, increase the ability of the incumbent local exchange carriers to compete against our services.

Qwest petition for forbearance.    In 2004, Qwest filed a petition for forbearance with the FCC requesting the elimination of, among other things, its obligation to provide UNEs and interconnection in the Omaha MSA. In seeking this relief, Qwest relied primarily on evidence of competition in the provision of broadband services from Cox, the local cable operator in certain parts of Omaha. In late 2005, the FCC granted Qwest’s petition in part by eliminating Qwest’s obligation to offer loop and transport UNEs in the nine wire centers in the Omaha MSA in which Cox has the highest level of penetration in the broadband market. This proceeding has no direct impact on us because we do not operate in Omaha and have no plans to do so. We are, however, concerned about the standard established by the FCC in this order for the elimination of UNEs and its potential applicability to other MSAs. We are not aware of wire centers in any MSA in which we currently offer or plan to offer service that would meet standard for UNE elimination under the FCC’s order in this proceeding. CLECs, including us, are pursuing an appeal of the order specifically with regard to the FCC’s analysis used to eliminate Qwest’s UNE obligations.

ACS petition for forbearance from dominant carrier regulation.    In response to the FCC’s order in the Qwest petition above, ACS filed a similar petition for the Anchorage MSA. This petition is pending. We and other CLECs have opposed the ACS Petition.

Customer proprietary network information.    In early 2006, the FCC required all carriers to certify compliance with FCC’s CPNI rules and requirements. On February 14, 2006, the FCC initiated a proceeding seeking industry comment on what additional steps the FCC should take, if any, to further protect the privacy of CPNI collected and held by telecommunications carriers. We are unable to predict what new requirements, if any, may be placed on carriers.

We are also subject to federal and state rules and regulations pertaining to CPNI. In connection with these rules and regulations, the FCC has initiated a series of investigations regarding the CPNI practices of individual companies, including ours. The FCC’s investigation of our CPNI compliance began on February 1, 2006. On April 21, 2006, the FCC issued an NAL, proposing a fine of $0.1 million on us for our failure to maintain in our files a compliance certificate required by FCC rules. The FCC’s investigation is not yet complete. The FCC may ultimately impose a fine that is larger than that proposed in the NAL and may seek to impose additional fines relating to our CPNI compliance. We are currently unable to assess the magnitude and likelihood of such fines.

State regulation

State agencies exercise jurisdiction over intrastate telecommunications services, including local telephone service and in state toll calls. California, Colorado, Georgia, Illinois and Texas each have adopted statutory and regulatory schemes that require us to comply with telecommunications certification and other regulatory requirements. To date, we are authorized to provide intrastate local telephone, long-distance telephone and operator services in California, Colorado, Georgia, Illinois and Texas, as well as in nine other states where we are not yet operational. As a condition to providing intrastate telecommunications services, we are required, among other things, to:

•	file and maintain intrastate tariffs or price lists describing the rates, terms and conditions of our services;

•	comply with state regulatory reporting, tax and fee obligations, including contributions to intrastate universal service funds; and

•	comply with, and to submit to, state regulatory jurisdiction over consumer protection policies (including regulations governing customer privacy, changing of service providers and content of customer bills), complaints, transfers of control and certain financing transactions.

Generally, state regulatory authorities can condition, modify, cancel, terminate or revoke certificates of authority to operate in a state for failure to comply with state laws or the rules, regulations and policies of the state regulatory authority. Fines and other penalties may also be imposed for such violations. As we expand our operations, the requirements specific to any individual state will be evaluated to ensure compliance with the rules and regulations of that state.

In addition, the states have authority under the federal Telecom Act to determine whether we are eligible to receive funds from the federal universal service fund. They also have authority to approve or (in limited circumstances) reject agreements for the interconnection of telecommunications carriers’ facilities with those of the incumbent local exchange carrier, to arbitrate disputes arising in negotiations for interconnection and to interpret and enforce interconnection agreements. In exercising this authority, the states determine the rates, terms and conditions under which we can obtain access to those loop and transport UNEs that are required to be available under the FCC rules. The states may re-examine these rates, terms and conditions from time to time. We have experienced recent rate reductions in Texas, Illinois and California; however, the rates adopted in Texas have been appealed by AT&T (formerly SBC). If AT&T is successful in its appeal it could result in overturning aspects of the state commission rulings with the possibility of increasing rates. In Illinois, we availed ourselves of 13-801 network elements priced at UNE rates levels offered pursuant to Illinois state rules and tariff. The 13-801 network elements are being used to replace UNEs that are no longer available subject to the TRRO non-impairment analysis. The 13-801 network elements are also subject to a pending appeal filed by AT&T which questions the state commission authority to require these network elements under state law. If AT&T is successful in its appeal, it is possible that we would be subject to higher rates for the network elements it orders under the 13-801 state tariff.

State commissions are in the process of implementing the TRO and TRRO by conducting proceedings to interpret the TRO/TRRO requirements for purposes of amendment to the interconnection agreements as required by the TRRO. Many of these proceedings have concluded for the most part; however, various sub-issues remain under review and decisions are still subject to petitions for reconsideration and appeals in many cases. As such the orders are not final and changes could occur that would impact the rulings of the state commissions. As a part of the TRRO implementation proceedings, many states are also requiring incumbent local exchange carriers to provide access to the network elements required under Section 271 and in some cases are conducting investigations to provide pricing of 271 network elements. State rulings on our rights to access 271 network elements and the pricing of 271 elements will also be subject to appeals and possibly FCC intervention. California, Georgia, Illinois and Texas have addressed 271 access rights in the context of the TRRO proceedings but only Georgia has set rates for 271 network elements. BellSouth has appealed the Georgia decision, and the FCC also has an open proceeding that is addressing state authority regarding 271. Thus far, all three US District Courts that have considered the issue of state authority to set 271 network element rates have concluded that the states do indeed have such authority. The US District Courts that have reviewed the matter have not, however, been in any state where we have business operations. While the three court decisions could set a favorable precedent with the court currently reviewing the same issue in Georgia, it is impossible to predict how the Georgia court will rule. A negative opinion by the District Court in Georgia could result in rate increases for the network elements that we purchase from BellSouth.

State governments and their regulatory authorities may also assert jurisdiction over the provision of intra-state IP communications services where they believe that their authority is broad enough to cover regulation of IP-based services. Various state regulatory authorities have initiated proceedings to examine the regulatory status of IP telephony services. We operate as a regulated carrier subject to state regulation, rules and fees, and therefore do not expect to be affected by these proceedings. The FCC proceeding on VoIP is expected to address, among other issues, the appropriate role of state governments in the regulation of these services.

Local regulation

In certain locations, we are required to obtain local franchises, licenses or other operating rights and street opening and construction permits to install, expand and operate our telecommunications facilities in the public rights-of-way. In some of the areas where we provide services, we pay license or franchise fees based on a percentage of gross revenues. Cities that do not currently impose fees might seek to impose them in the future, and after the expiration of existing franchises, fees could increase. Under the federal Telecom Act, state and local governments retain the right to manage the public rights-of-way and to require fair and reasonable compensation from telecommunications providers, on a competitively neutral and non-discriminatory basis, to recover the costs associated with government’s management of the public rights-of-way. As noted above, these activities must be consistent with the federal Telecom Act and may not have the effect of prohibiting us from providing telecommunications services in any particular local jurisdiction. In certain circumstances, we may be subject to local fees associated with construction and operation of telecommunications facilities in the public rights-of-way. To the extent these fees are required, we comply with requirements to collect and remit the fees.

Management

Directors, executive officers and other key employees

The following table sets forth information concerning our directors and executive officers as of September 15, 2006:

Name	Age	Position

James F. Geiger	47	Chairman, President and Chief Executive Officer

J. Robert Fugate	45	Executive Vice President and Chief Financial Officer

Robert R. Morrice	58	Executive Vice President, Sales and Service

Richard J. Batelaan	40	Chief Operations Officer

Christopher C. Gatch	34	Vice President and Chief Technology Officer

Henry C. Lyon	41	Vice President and Chief Accounting Officer

Joseph A. Oesterling	39	Vice President and Chief Information Officer

Brooks A. Robinson	34	Vice President and Chief Marketing Officer

Kurt J. Abkemeier	36	Vice President, Finance and Treasurer

N. Brent Cobb	36	Vice President, Product Management and General Manager of Mobile Services

Julia O. Strow	47	Vice President, Regulatory and Legislative Affairs

Terry S. Trout	46	Vice President, Customer Experience

John Chapple	53	Director

Douglas C. Grissom	39	Director

D. Scott Luttrell	51	Director

James N. Perry, Jr.	45	Director

David A. Rogan.	48	Director

Robert Rothman	53	Director

James F. Geiger has been our Chairman, President and Chief Executive Officer since he founded Cbeyond in 1999. Prior to founding Cbeyond, Mr. Geiger was Senior Vice President and Chief Marketing Officer of Intermedia Communications. Mr. Geiger was also in charge of Digex, Intermedia’s complex web-hosting organization, since acquisition and until just prior to its carve-out IPO. Before he joined Intermedia, Mr. Geiger was a founding principal and CEO of FiberNet, a metropolitan area network provider, which was sold to Intermedia in 1996. In the 1980’s Mr. Geiger held various sales and marketing management positions at Frontier Communications, Inc. He began his career at Price Waterhouse (now PricewaterhouseCoopers LLP) and received a bachelor’s degree in public accounting and pre-law from Clarkson University. In addition, Mr. Geiger currently serves on the board of Comptel, the leading trade association representing competitive facilities-based telecommunications services providers, and formerly served as Chairman of ALTS, prior to its merger with Comptel. Mr. Geiger also serves on the board of directors of the Marist School, an independent Catholic School of the Marist Fathers and Brothers, and the Hands On Network, a national volunteer organization that promotes civic engagement in communities.

J. Robert Fugate has been our Executive Vice President and Chief Financial Officer since 2000. Mr. Fugate leads our financial and accounting operations, business development and investor relations, and is a founder of Cbeyond. From 1988 until the founding of Cbeyond, Mr. Fugate served as chief financial officer for several telecommunications and technology companies, including Splitrock Services, Inc., a nationwide Internet and data network services provider, and Mobile Telecommunication Technologies Corp. (later SkyTel Communications Corp.), or Mtel, an international provider of wireless data services. Prior to joining Cbeyond, Mr. Fugate oversaw numerous public securities offerings, as well as other financial transactions, and was previously an investment banker at Prudential-Bache Securities. He began his career at Mobile Communications Corporation of America. Mr. Fugate received an MBA from Harvard Business School and a bachelor’s degree from the University of Mississippi.

Robert R. Morrice has been our Executive Vice President, Sales and Service since 1999. Mr. Morrice oversees the launch, sales and delivery of our products and services. Prior to co-founding Cbeyond, Mr. Morrice was vice president of retail sales and an officer of Intermedia Communications. Prior to Intermedia, Mr. Morrice served at Sprint Communications in a variety of positions, including Southeast regional director for National Accounts, and led sales efforts for Precision Systems, Inc., a Florida-based telecommunications software company. Mr. Morrice has a bachelor’s degree in social sciences from Campbell University and a master’s degree in education psychology from Wayne State University.

Richard J. Batelaan has been our Chief Operations Officer since 2001. Mr. Batelaan manages our operations units including customer care, field operations, systems operations, network operations, network planning, provisioning, service activation and ILEC relations. Before joining us in 2001, Mr. Batelaan was co-founder and chief operations officer of BroadRiver Communications, a provider of VoIP, Internet access and virtual private network services, from 1999 to 2001. In 2001, BroadRiver Communications filed for bankruptcy and ceased operations. Previously, Mr. Batelaan spent 12 years with BellSouth, a regional ILEC based in Atlanta. Mr. Batelaan moved to the Internet services arm of the company, BellSouth.net, where he served in numerous roles including director of network operations, director of engineering, vice president of operations and chief operations officer. Mr. Batelaan has a bachelor’s degree in electrical engineering from the Georgia Institute of Technology and a master’s degree in information networking from Carnegie-Mellon University.

Christopher C. Gatch joined us in 1999 and is our Chief Technology Officer. Prior to co-founding Cbeyond, Mr. Gatch was vice president of business development, later becoming vice president of product development and then vice president of engineering. Before joining us, Mr. Gatch worked at Intermedia Communications, where his last role was senior director of strategic marketing, focusing on research and development of VoIP alternatives for the company. He also serves on the board of the Cisco BTS 10200 Users Group and the Service Provider Board of the International Packet Communications Consortium, which provides leadership on projects that are of importance to carriers and service providers. Mr. Gatch has a bachelor’s degree in computer engineering from Clemson University and a master’s degree in the management of technology from the Georgia Institute of Technology.

Henry C. Lyon joined us in 2004 and serves as our Chief Accounting Officer. Prior to joining us, Mr. Lyon was vice president and corporate controller and chief accounting officer for World Access, Inc., a provider of international long distance service focused on markets in Europe, from 2000 to 2004. In April 2001, World Access, Inc. filed for bankruptcy and commenced liquidation proceedings. Mr. Lyon also held positions as vice president and corporate controller for Nova

Corporation, as principal for Broadstreet Development Company, LLC and as audit manager for Ernst & Young LLP. Mr. Lyon graduated from the University of Georgia in 1986 with a bachelor degree in Business Administration in Accounting.

Joseph A. Oesterling joined us in 2000 and is responsible for the development and support of all of our operational support systems (OSS). He also oversees billing operations and business intelligence solutions. Before joining us, Mr. Oesterling held leadership roles in information technology with Capital One, Security Capital Group, Booz-Allen & Hamilton, Sony and IBM. Mr. Oesterling is a member of the User Steering Committee for Daleen and a member of the Customer Advisory Board for NeuStar. Mr. Oesterling holds an MBA from the University of Texas at Austin and a bachelor of science degree in computer science from Purdue University.

Brooks A. Robinson joined us in 2000 and serves as our Chief Marketing Officer. He leads our marketing organization, including business strategy, product marketing, sales operations and communications. Prior to co-founding Cbeyond, Mr. Robinson worked for Cambridge Strategic Management Group (CSMG), a strategy consulting firm in Boston, where he managed consulting engagements that focused on strategy development and business case due diligence for the telecom and high tech sectors. Previously, Mr. Robinson managed consulting engagements for Deloitte Consulting in Toronto and held various engineering positions at Nortel Networks in Ottawa. Mr. Robinson holds a bachelor of applied science degree in electrical engineering and management science from the University of Waterloo (Canada) and the University of Queensland (Australia).

Kurt J. Abkemeier joined us in June 2005 and serves as our Vice President of Finance and our Treasurer. Prior to joining us, Mr. Abkemeier was director of finance and strategic planning at AirGate PCS, Inc., a regional wireless telecommunications service provider. Mr. Abkemeier also held various senior management positions within telecommunications-related companies and was a senior sell-side research analyst at JP Morgan & Co. analyzing telecommunications companies. Mr. Abkemeier graduated with a bachelor of science degree in applied economics from Cornell University.

N. Brent Cobb joined us in 2005 and serves as our Vice President, Product Management and General Manager of Mobile Services. He is responsible for our service offerings, product management and new product development. Prior to joining us, Mr. Cobb was the executive vice president of Strategy and Business Development at SK-EarthLink, a joint venture between SK Telecom and EarthLink. He also held a variety of senior management positions at Earthlink including Vice President, General Manager, Wireless and General Manager, Non-PC devices. Mr. Cobb has a bachelor’s degree in mechanical engineering from Clemson University and an MBA from Emory University.

Julia O. Strow joined us in 2000 and is our Vice President of Regulatory and Legislative Affairs. She is responsible for building our Government and Industry Relations organization with primary responsibility for our advocacy with government agencies (e.g., federal and state regulatory commissions, Congress and state legislatures) and for our compliance with federal and state regulations. Prior to joining us, Ms. Strow was affiliated with Intermedia Communications in a regulatory position. Ms. Strow also held positions in BellSouth’s regulatory department as well as product management positions in BellSouth’s Carrier Marketing organization. Ms. Strow has been extremely active in various FCC proceedings working on behalf of Cbeyond and represents us with national industry associations representing our interests in Washington, D.C. Ms. Strow graduated from the University of Texas in 1981 with a bachelor of science in communications.

Terry S. Trout joined us in 2000 and serves as our Vice President of Customer Experience. She is responsible for customer care, service delivery, technical support, collections and operations training. Prior to joining us, Ms. Trout was the vice president of marketing communications for Intermedia Communications, an integrated communications provider. She was also the vice president of East Coast operations and corporate marketing for Marcone Appliance Parts Center, the nation’s fastest-growing distributor of repair parts. Ms. Trout has a bachelor’s degree from Quincy University and an MBA from Southern Illinois University.

John Chapple became a director in March 2004. Mr. Chapple has served as President, Chief Executive Officer and Chairman of the board of directors of Nextel Partners and its subsidiaries since August 1998. Mr. Chapple has over 24 years of experience in the wireless communications and cable television industries. From 1978 to 1983, he served on the senior management team of Rogers Cablesystems before moving to American Cablesystems as senior vice president of operations from 1983 to 1988. From 1988 to 1995, he served as executive vice president of operations for McCaw Cellular Communications and subsequently AT&T Wireless Services following the merger of those companies. From 1995 to 1997, Mr. Chapple was the president and chief operating officer for Orca Bay Sports and Entertainment in Vancouver, B.C. Orca Bay owned and operated Vancouver’s National Basketball Association and National Hockey League sports franchises in addition to the General Motors Place sports arena and retail interests. Mr. Chapple is the past chairman of Cellular One Group and the Personal Communications Industry Association, past vice-chairman of the Cellular Telecommunications & Internet Association and has been on the Board of Governors of the NHL and NBA. Mr. Chapple is currently on the Syracuse University Maxwell School Board of Advisors and the Fred Hutchinson Cancer Research Business Alliance board of governors. Mr. Chapple received a bachelor’s degree from Syracuse University and a graduate degree from Harvard University’s advanced Management Program.

Douglas C. Grissom became a director in 2000 as a designee of Madison Dearborn Partners. Prior to joining Madison Dearborn Partners, Mr. Grissom was with Bain Capital, Inc., McKinsey & Company, Inc. and Goldman, Sachs & Co. Mr. Grissom concentrates on investments in the communications industry and currently serves on the boards of directors of Intelsat, Ltd. and Great Lakes Dredge & Dock Corporation. Mr. Grissom received a bachelor’s degree from Amherst College and an MBA from Harvard Business School.

D. Scott Luttrell became a director in 2000. Mr. Luttrell is the founder of LCM Group, Inc., an investment company based in Tampa, Florida and specializing in funds management and financial consulting services, alternative asset, private equity and real estate investing. Since 1988, Mr. Luttrell has served as CEO of LCM Group, Inc. Mr. Luttrell served from 1991 through 2000 as principal and senior officer of Caxton Associates, LLC, a New York based diversified investment firm. Mr. Luttrell’s responsibilities with Caxton included Senior Trading Manager, Director of Global Fixed Income and a senior member of the firm’s portfolio risk management committee. Mr. Luttrell has diverse investment experience in private equity, foreign exchange, fixed income and the alternative investment asset class. Prior to joining Caxton, Mr. Luttrell was a member at the Chicago Board of Trade, where he was involved in various trading and investment activities as an officer and partner of Chicago based TransMarket Group and related entities. Mr. Luttrell received a bachelor’s degree in Business Administration/Finance from Southern Methodist University in Dallas, Texas.

James N. Perry, Jr. became a director in 2000 as a designee of Madison Dearborn Partners. Mr. Perry serves as a managing director at Madison Dearborn Partners, which he co-founded. Previously, Mr. Perry was with First Chicago Venture Capital. Mr. Perry concentrates on investments in the communications industry and currently serves on the boards of directors of Band-X, Cinemark, Inc., Intelsat, Ltd. and Madison River Telephone Company. Mr. Perry received his bachelor’s degree from the University of Pennsylvania and his MBA from the University of Chicago.

David A. Rogan is Vice President of Cisco Systems, Inc. He is responsible for managing Cisco’s growing captive finance company and wholly-owned subsidiary, Cisco Systems Capital, where he also serves as its President and General Manager. Mr. Rogan previously served as Vice President, Treasurer for Cisco Systems and was responsible for worldwide treasury needs which include: funding and project financing; portfolio management; day-to-day cash management; risk management; global bank relations; foreign exchange and interest rate risk management; and stock administration. Prior to joining Cisco, Mr. Rogan was the Assistant Treasurer at Apple Computer, Inc. for more than four years, where his major responsibilities were worldwide funding, investments, and financial market risk management. He also spent more than five years with General Motors in New York in various treasury-related positions, including Director of Foreign Exchange and International Cash Management most recently. Mr. Rogan has a B.S. degree from the University of Connecticut and an MBA from the University of Chicago.

Robert Rothman became a director in 2004 as a designee of certain of our investors. Mr. Rothman is Chairman and Chief Executive Officer of Black Diamond Group, Inc. and Chairman of Florida Bank Group in Tampa, Florida. He was Chairman of the Board and Chief Executive Officer of Consolidated International Group, Inc., which owned and operated insurance companies in Europe and North America, from 1987 to 1999. Prior to founding the Consolidated Group of companies in 1987, he was Executive Vice President and Chief Financial Officer of Beneficial Insurance Group. Mr. Rothman is a member of the Advisory Council for the University of Chicago Graduate School of Business; Vice-Chairman of the Board of H. Lee Moffitt Cancer Center & Research Institute Hospital, Inc.; and Chairman of the Board of Trustees of the Academy of the Holy Names. Mr. Rothman obtained a B.A. Degree in Economics from Queens College of the City University of New York and an MBA in Finance from the University of Chicago, Graduate School of Business.

Board of directors

Our board of directors has responsibility for our overall corporate governance and meets regularly throughout the year. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and nine directors are currently authorized. We currently have seven directors and they consist of Messrs. Geiger, Chapple, Grissom, Luttrell, Perry, Rogan and Rothman.

Our board of directors is divided into three classes. One class is elected at each annual meeting of stockholders for a term of three years. The Class I director, whose term will expire at the 2009 annual meeting of stockholders, is Mr. Perry. The Class II directors, whose term will expire at the 2007 annual meeting of stockholders, are Messrs. Chapple, Luttrell and Rothman. The Class III directors, whose term will expire at the 2008 annual meeting of stockholders, are Messrs. Geiger, Grissom and Rogan. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof and until their successors are duly elected and qualified. Executive officers are elected by and serve at the direction of our board of directors. There are no family relationships between any of our directors or executive officers. The composition of our board of directors and its committees comply with the applicable rules of the Nasdaq Global Market and applicable law.

Committees of the board of directors

We are managed under the direction of our board of directors. Our board of directors has an audit committee, compensation committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. Each of the audit committee, compensation committee and the nominating and corporate governance committee has a charter.

Audit Committee

The Audit Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), consists of Messrs. Grissom, Luttrell and Rothman, each of whom is independent as the term “independence” is defined in the applicable listing standards of Nasdaq and Rule 10A-3 under the Exchange Act. Mr. Grissom serves as the chair of this committee. The Board has determined that Mr. Rothman qualifies as an audit committee financial expert, as that term is defined in the Exchange Act and any similar requirements of Nasdaq. The responsibilities of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	appointing the independent registered public accounting firm determining the compensation of the independent registered public accounting firm, and pre-approving the engagement of the independent registered public accounting firm for audit or non-audit services;

•	having oversight of our independent registered public accounting firm, including reviewing the independence and quality control procedures and the experience and qualifications of our independent registered public accounting firm’s senior personnel that are providing us audit services;

•	meeting with the independent registered public accounting firm and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;

•	reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of our independent registered public accounting firm and our reporting policies and practices, and reporting recommendations to our full Board of Directors for approval;

•	establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the reports required by the rules of the SEC to be included in our annual proxy statement.

Compensation Committee

The Compensation Committee consists of Messrs. Chapple and Grissom, each of whom is independent in accordance with the applicable rules and regulations of the SEC and Nasdaq. This committee is responsible for determining compensation for our executive officers and other employees, and administering the compensation programs. The functions of this committee will include:

•	establishing overall employee compensation policies and recommending to our board major compensation programs;

•	reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;

•	administering our various employee benefit, pension and equity incentive programs;

•	reviewing executive officer and director indemnification and insurance matters; and

•	preparing annual reports on executive compensation for inclusion in our proxy statements.

Compensation Committee interlocks and insider participation

During 2005:

•	The Compensation Committee was comprised of Messrs. Abate (who did not stand for reelection at our 2006 Annual Meeting of Stockholders and is no longer one of our directors), Chapple and Grissom;

•	None of the members of the Compensation Committee was an officer (or former officer) or employee of the Company or any of its subsidiaries;

•	None of the members of the Compensation Committee entered into (or agreed to enter into) any transaction or series of transactions with the Company or any of its subsidiaries in which the amount involved exceeded $60,000;

•	None of the Company’s executive officers served on the Compensation Committee (or another board committee with similar functions) of any entity where one of that entity’s executive officers served on the Company’s Compensation Committee;

•	None of the Company’s executive officers was a director of another entity where one of that entity’s executive officers served on the Company’s Compensation Committee; and

•	None of the Company’s executive officers served on the Compensation Committee (or another board committee with similar functions) of another entity where one of that entity’s executive officers served as a director on the Company’s Board of Directors.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Messrs. Luttrell and Perry, each of whom is an independent member of our Board. Mr. Luttrell serves as the chairman of this committee. Our Board has adopted a charter governing the activities of the Nominating and Corporate Governance Committee. The charter of the Nominating and Corporate Governance Committee may be located on the Company’s website at www.cbeyond.net. Pursuant to its charter, the Nominating and Corporate Governance Committee’s tasks include identifying individuals qualified to become Board members, recommending to the Board director nominees to fill vacancies in the membership of the Board as they occur and, prior to each annual meeting of stockholders, recommending director nominees for election at such meeting, making recommendations to the Board concerning the composition and organization of the Board, conducting succession planning regarding the Chief Executive Officer and other senior officer positions of the Company and overseeing the Board in its annual review of Board performance. The committee also develops and recommends to the Board corporate governance principles applicable to the Company. Board candidates are considered based upon various criteria, such as knowledge, perspective, professional and personal integrity, experience in corporate management, experience in the relevant industry, mature business judgment, relevant specific industry, social policy or regulatory affairs knowledge, and any other factors appropriate in the context of an assessment of the committee’s understood needs of the Board at that time.

The Nominating and Corporate Governance Committee has the sole authority to retain, compensate, and terminate any search firm or firms to be used in connection with the identification, assessment, and/or engagement of directors and director candidates.

Director compensation

In 2005, we paid annual retainers of $10,000 for board membership and $5,000 for membership on each committee to each of our non-employee directors who are not affiliated with Madison Dearborn Partners. In addition, these directors each received $1,000 for each board meeting attended in person and $500 for each board meeting attended telephonically. We have not historically provided additional compensation for committee meeting attendance. We reimburse non-employee directors for reasonable expenses they incur to attend board and committee meetings.

In the past, we have also made one-time grants to each new non-employee director not affiliated with Madison Dearborn Partners, as noted by the following table.

	2004		2005		2006(1)
Name	Stock Options	Stock Grant	Stock Options	Stock Grant	Stock Options	Stock Grant

John Chapple	25,773	—	—	—	—	—
Douglas C. Grissom	—	—	—	—	—	—
D. Scott Luttrell	25,773	—	—	—	—	—
James N. Perry, Jr	—	—	—	—	—	—
David A. Rogan	—	—	—	—	25,773	—
Robert Rothman	—	—	—	—	19,696	5,232
Anthony Abate	25,773	—	—	—	—	—

(1)	Through the date of this prospectus.

Each option grant has an exercise price equal to the fair market value of our common stock on the date of the grant, and one-third of the options cliff vest on the one year anniversary of the grant. Any future equity awards to directors will be within the discretion of our board of directors.

Our Compensation Committee establishes and periodically reviews our policies for director compensation. We do not maintain a medical, dental, or retirement benefits plan for our directors.

Executive compensation

The following table sets forth the cash and non-cash compensation paid by us or on our behalf to our chief executive officer and each of the four other most highly compensated executive officers, or, collectively, the named executive officers, as of December 31, 2005:

Summary compensation table

				Long-term compensation awards
Name and principal position	Year	Salary($)	Bonus($)	Restricted stock awards ($)	Securities underlying options (#)

James F. Geiger	2005	300,000	149,505		282,422
Chairman, President and Chief Executive Officer	2004	256,000	125,453		—

J. Robert Fugate	2005	220,000	99,000		54,123
Chief Financial Officer, Executive Vice President	2004	199,997	76,230		—

Robert R. Morrice	2005	220,000	77,046		38,659
Executive Vice President, Sales and Service	2004	200,000	76,230		—

Christopher C. Gatch	2005	180,000	53,822		24,484
Chief Technology Officer	2004	166,145	54,283		—

Richard J. Batelaan	2005	180,000	53,822		23,195
Chief Operations Officer	2004	167,723	54,795		—

Henry C. Lyon(1)	2005	180,000	78,822		5,154
Chief Accounting Officer	2004	92,557	28,622		33,504

Joseph A. Oesterling	2005	180,000	53,822		24,484
Chief Information Officer	2004	166,155	54,283		—

Brooks A. Robinson	2005	180,000	53,822		24,484
Chief Marketing Officer	2004	166,155	54,283		—

James T. Markle(2)	2005	73,333	—		2,577
Executive Vice President, Networks and Technology	2004	200,000	76,230		—

(1)	Mr. Lyon began employment on June 10, 2004. The salary indicated represents the portion of his annual salary of $166,155 that was earned from June 10, 2004 through December 31, 2004.
(2)	We deeply regret that Mr. Markle passed away in March 2005.

Option grants in 2005

The following table shows information regarding individual option grants to our named executive officers during the year ended December 31, 2005. Options were granted at an exercise price equal to the fair market value of the shares at the time of issuance. The term of each option granted is generally four years from the date of grant. Options may terminate before expiration dates if the option holder’s employment is terminated prior to the option vesting:

		Individual grants
Name	Number of securities underlying options granted	% of total options granted to employees in 2005(1)	Exercise or base price ($/Sh)(2)	Expiration date	Potential realizable value at assumed rates of stock price appreciation for option term(3)
					5% ($)	10% ($)

James F. Geiger	282,422	29.08%	$11.834	2/15/15	$2,101,880	$5,326,577
J. Robert Fugate	54,123	5.57%	$11.834	2/15/15	$402,802	$1,020,779
Robert R. Morrice	38,659	3.98%	$11.834	2/15/15	$287,713	$729,122
Christopher C. Gatch	24,484	2.52%	$11.834	2/15/15	$182,218	$461,777
Richard J. Batelaan	23,195	2.39%	$11.834	2/15/15	$172,625	$437,466
Henry C. Lyon	5,154	0.53%	$11.834	2/15/15	$38,358	$97,206
Brooks A. Robinson	24,484	2.52%	$11.834	2/15/15	$182,218	$461,777
Joseph A. Oesterling	24,484	2.52%	$11.834	2/15/15	$182,218	$461,777
James T. Markle	2,577	0.27%	$11.834	2/15/15	$19,179	$48,603

(1)	The percentage of total options granted to employees is based on an aggregate of 971,235 shares subject to options granted to our employees in 2005.
(2)	The exercise price per share reflects the fair market value of the common stock at the time of issuance.
(3)	The options have ten-year terms, subject to earlier termination upon death, disability or termination of employment. The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant represents the fair value of a share of common stock on that date, that the value appreciates annually at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Aggregated option exercises and option values for the year ended and as of December 31, 2005 and for the six months ended and as of June 30, 2006

The following table shows information regarding option exercises by our named executive officers during the fiscal year ended December 31, 2005, and the value and number of options to purchase our common stock unexercised and outstanding as of December 31, 2005. Also included is the value and number of exercisable and unexercisable options held as of December 31, 2005 by such named executive officers:

Name	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options at fiscal year-end(#)		Value of unexercised in-the-money options at fiscal year-end($)
			Exercisable	Unexercisable	Exercisable	Unexercisable

James F. Geiger	—	$—	864,479	365,067	$5,549,634	$530,581
J. Robert Fugate	—	—	193,070	74,049	1,239,227	127,925
Robert R. Morrice	—	—	166,045	51,823	1,065,726	84,513
Christopher C. Gatch	—	—	74,452	30,159	477,577	36,414
Richard J. Batelaan	—	—	50,527	29,731	323,138	41,942
Henry C. Lyon	—	—	8,377	30,281	—	—
Joseph A. Oesterling	—	—	50,008	30,429	318,894	38,148
Brooks A. Robinson	—	—	50,301	29,690	321,282	33,403
James T. Markle	—	—	108,008	—	693,212	—

The following table shows information regarding option exercises by our named executive officers during the six months ended June 30, 2006, and the value and number of options to purchase our common stock unexercised and outstanding as of June 30, 2006. Also included is the value and number of exercisable and unexercisable options held as of June 30, 2006 by such named executive officers:

Name	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options at six months ended(#)		Value of unexercised in-the-money options at six months ended($)
			Exercisable	Unexercisable	Exercisable	Unexercisable

James F. Geiger	—	$—	936,575	417,971	$16,230,712	$4,919,436
J. Robert Fugate	—	—	207,624	104,495	3,614,652	1,230,327
Robert R. Morrice	—	—	175,710	87,158	3,073,184	1,011,725
Christopher C. Gatch	50,000	998,148	31,396	45,715	513,613	513,411
Richard J. Batelaan	30,000	574,999	27,215	68,043	439,957	761,243
Henry C. Lyon	—	—	16,109	60,049	158,203	488,324
Joseph A. Oesterling	—	—	57,068	68,369	971,304	759,397
Brooks A. Robinson	—	—	57,005	67,986	970,929	752,530

•	“Exercise” means an employee’s acquisition of shares of common stock, “exercisable” means options to purchase shares of common stock which have already vested and which are subject to exercise, and “unexercisable” means all other options to purchase shares of common stock which have not vested.

Employee benefit plans

2005 Equity Incentive Award Plan

As of June 30, 2006, we were authorized to grant awards under our 2005 Equity Incentive Award Plan, or the 2005 plan, with respect to 2,190,722 shares of our common stock (not including the shares rolled over into the 2005 plan from the 2000 plan and the 2002 plan). The 2005 plan provides for the grant or issuance of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units, dividend equivalents, performance-based awards and stock payments, or any combination thereof. The principal purposes of the 2005 plan are to provide incentives for our officers, employees and consultants, as well as the officers, employees and consultants of any of our subsidiaries. In addition to awards made to officers, employees or consultants, the 2005 plan permits us to grant options to our directors.

With respect to the 2005 plan, as of June 30, 2006, our employees, former employees, officers, directors and consultants held options to purchase 1,177,399 shares of our common stock, options to purchase a total of 5,529 shares of our common stock had been exercised and 1,311,314 shares of our common stock remain available for future issuance. On June 30, 2006, the closing price of our common stock on Nasdaq was $21.81 per share.

We issue our employees options to purchase common stock under our 2005 plan, which has been approved by our stockholders. The following table provides information as of June 30, 2006 regarding outstanding options and shares reserved for future issuance under the 2005 plan:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted- average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by security holders
2005 Equity Incentive Award Plan	1,177,399	$13.12	1,311,314
2002 Equity Incentive Award Plan(1)	2,831,348	$6.25	—
2000 Equity Incentive Award Plan(1)	3,600	$13.43	—
Equity compensation plans not approved by security holders	—	—	—
Total	4,012,347	$8.27	1,311,314

(1)	Shares remaining for issuance under the 2002 Equity Incentive Award Plan and the 2000 Equity Incentive Award Plan were rolled into the 2005 plan, pursuant to our registration statement on Form S-8 (File No. 333-129556) filed with the SEC on November 8, 2005.

The following summary of the 2005 plan is qualified in its entirety by reference to the text of the 2005 plan.

Administration.    The compensation committee of our board of directors administers the 2005 plan. To administer the 2005 plan, our compensation committee must consist of at least two members of our board of directors, each of whom is an “outside director,” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, a “non- employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an “independent director” within the meaning of the Nasdaq Stock Market. Subject to the terms and conditions of the 2005 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2005 plan. Our compensation committee is also authorized to adopt, establish or revise rules relating to administration of the 2005 plan. Our board of directors may at any time revest in itself the authority to administer the 2005 plan (except with respect to matters which rules 16b-3 under the Exchange Act or Section 162(b) of the code require the compensation committee to administer). The full board of directors will administer the 2005 plan with respect to awards to directors who are not employees.

Eligibility.    Options, SARs, restricted stock and other awards under the 2005 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards, other than performance-based awards, may also be granted to our directors and consultants. Only employees may be granted incentive stock options, or ISOs.

Awards.    The 2005 plan provides that our compensation committee (or the board of directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance-based awards and stock payments, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified stock options, or NQSOs, provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by our compensation committee. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) has the authority to specify the term of any NQSO granted under the 2005 plan, provided that such term does not exceed ten years.

•	Incentive stock options are designed to comply with the provisions of the Code and are subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within 10 years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock (or the capital stock of any “subsidiary corporation” or “parent corporation” within the meaning of Section 424 of the Code), the 2005 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•	Restricted stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted stock units may be awarded to participants, typically without payment of consideration or for a nominal purchase price, but subject to vesting conditions including continued employment or service or on performance criteria established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Stock appreciation rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other award, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Internal Revenue Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the 2005 plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by our compensation committee (or the board of directors, in the case of awards to non-employee directors) in the SAR agreements. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of both.

•	Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•	Performance awards may be granted by our compensation committee (or the board of directors, in the case of awards to non-employee directors) on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon increases in the price of our common stock over a predetermined period.

•	Stock payments may be authorized by our compensation committee (or the board of directors, in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement made in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to employees, consultants or members or our board of directors.

Corporate transactions.    In the event of a change of control where the acquirer does not assume or replace awards granted under the 2005 plan, awards issued under the 2005 plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. Under the 2005 plan, a change of control is generally defined as:

•	the transfer or exchange in a single or series of related transactions (other than pursuant to an initial public offering) by our stockholders of more than 50% or more of our voting stock to a person or group (other than our employee benefit plans or our subsidiaries);

•	a change resulting in the incumbent members of our board of directors ceasing to constitute a majority during any two-year period;

•	a merger, consolidation, reorganization or business combination in which we are a party, other than (i) a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities or (ii) a merger, consolidation, reorganization or business combination after which no person or group beneficially owns more than 50% of the voting power of the acquiring company;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	our liquidation or dissolution.

Securities laws and federal income taxes.    The 2005 plan is designed to comply with various securities and federal tax laws as follows:

•	Securities laws. The 2005 plan is intended to conform with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation, Rule 16b-3. The 2005 plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•	General federal tax consequences. Under current federal laws, in general, recipients of awards and grants of NQSOs, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, and stock payments under the plan are taxable under Section 83 of the Code upon their receipt of common stock or cash with respect to such awards or grants and, subject to Section 162(m) of the Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. However, Section 409A of the Code provides certain new requirements on non-qualified deferred compensation arrangements. Certain awards under the 2005 plan are subject to the requirements of Section 409A, in form and in operation, such as restricted stock unit awards. If a plan award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Under Sections 421 and 422 of the Code, recipients of ISOs are generally not taxed on their receipt of common stock upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises. Participants in the 2005 plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the 2005 plan.

•	Section 162(m) limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” if an independent compensation committee determines performance goals and if the material terms of the performance-based compensation are disclosed to and approved by our stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2005 plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2005 plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of the 2005 plan;

•	the issuance of all employer stock and other compensation that has been allocated under the 2005 plan; or

•	the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs.

After the transition date, rights or awards granted under the 2005 plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We have attempted to structure the 2005 plan in such a manner that, after the transition date the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

2002 Equity Incentive Plan

We adopted our 2002 Equity Incentive Plan in November 2002. We have reserved a total of 3,608,247 shares of our common stock for issuance under the 2002 plan. As of June 30, 2006, options to purchase a total of 475,761 shares of our common stock had been exercised and options to purchase 2,831,348 shares of our common stock were outstanding. As of June 30, 2006, the outstanding options were exercisable at a weighted average exercise price of $6.25 per share.

The maximum number of shares that may be subject to awards granted under the 2002 plan to any individual in any calendar year cannot exceed 2,577,320.

All of the shares remaining for issuance under the 2002 plan were rolled into the 2005 plan and no additional awards will be granted under the 2002 plan. All awards granted under the 2002 plan that expire without having been exercised or are cancelled, forfeited or repurchased will become available for grant under the 2005 plan.

Corporate transactions.    In the event of a change of control where the acquirer does not assume or replace awards granted under the 2002 plan, awards issued under the 2002 plan held by persons whose status as employees, consultants or directors has not terminated as of the date of the change of control will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable, at least ten days prior to the closing of the change of control transaction. Under the 2002 plan, a change of control is generally defined as:

•	any sale, transfer or issuance of our capital stock which results in our outstanding voting securities immediately before the transaction ceasing to represent a majority of the voting power of the acquiring company’s outstanding voting securities;

•	a merger or consolidation in which we are a party;

•	the sale, exchange, or transfer of 50% or more of our assets; or

•	our dissolution, liquidation or winding-up.

2000 Stock Incentive Plan.    We have reserved a total of 6,782 shares of common stock for issuance under our 2000 Stock Incentive Plan. As of June 30, 2006, options to purchase a total of 800 shares of common stock had been exercised and options to purchase 3,600 shares of common stock were outstanding. As of June 30, 2006, the outstanding options were exercisable at a weighted average exercise price of approximately $13.43 per share.

All of the shares remaining for issuance under the 2000 plan were rolled into the 2005 plan and no additional awards will be granted under the 2000 plan. All awards granted under the 2000 plan that expire without having been exercised or are cancelled, forfeited or repurchased will become available for grant under the 2005 plan.

Corporate transactions.    In the event of a sale of the company, each option granted under the 2000 plan will become vested and exercisable if, within 12 months following the sale of the company the option holder is terminated by the company other than for cause or resigns for good reason. Under the 2000 plan, a sale of the company is generally defined as:

•	transaction or series of transactions where certain “persons” or “groups” become “beneficial owners” of more than 50% of the voting power of our outstanding voting stock (as such terms are defined in Section 13(d)(3) of the Exchange Act and Rules 13d-3 and 13d-5 promulgated under the Exchange Act);

•	a transaction or series of transactions where our outstanding voting securities immediately before the transaction cease to represent a majority of the voting power of the acquiring company’s outstanding voting securities; or

•	the sale, exchange, or transfer of all or substantially all of our assets.

Executive employment agreements

Messrs. Geiger, Fugate, Morrice, Batelaan, Gatch, Lyon, Oesterling, Robinson, Abkemeier, Cobb and Mss. Strow and Trout are at-will employees. We have entered into employment agreements with each of our executive officers. Each of these employment agreements provides for:

•	in the event that the executive is terminated without cause or if the executive resigns with good reason, continued payment to the executive of his or her base salary for 12 months, accelerated vesting of 20% of each of the executive’s stock awards on the date of termination and, with respect to stock awards granted to the executive on or after the effective date of the employment agreement, a one-year period for the executive to exercise such stock awards following the date of termination (two years in the case of Mr. Geiger);

•	in the event of the executive’s death or if the executive is terminated without cause or resigns with good reason following certain change of control events, immediate vesting of all of the executive’s unvested stock awards;

•	in the event the executive’s employment is terminated as a result of his or her disability, accelerated vesting of the executive’s unvested stock awards so that 60% of each such stock award is vested as of the date of termination (if not already vested to that percentage); and

•	non-disclosure of our confidential information and, after the termination of the executive’s employment with us, non-solicitation of our employees and a one-year non-compete.

Certain relationships and related transactions

Registration rights agreement

We are party to a registration rights agreement with certain of our stockholders, certain of each of their affiliates and certain other individuals. Under the registration rights agreement, for three years after our initial public offering, which was consummated in November 2005, holders of registrable securities, as defined in the registration rights agreement, will have the right to require us to effect registration under the Securities Act of their registrable securities, subject to specific value minimums and our board of directors’ right to defer the registration for a period of up to 180 days in certain circumstances. These stockholders also have the right to cause us to register their securities on Form S-3 when it becomes available to us if they propose to register securities having a value of at least $10.0 million, subject to the board of directors’ right to defer the registration for a period of up to 90 days. In addition, if we propose to register securities under the Securities Act, then the stockholders who are party to the registration rights agreement will have a right, subject to quantity limitations we determine, or determined by underwriters if the offering involves an underwriting, to request that we register their registrable securities. We will bear all registration expenses (but only up to $50,000 for registrations on Form S-3) incurred in connection with registrations. We have agreed to indemnify the investors against liabilities related to the accuracy of the registration statement used in connection with any registration effected under the registration rights agreement.

As part of their lock-up agreements with the underwriters, some of our stockholders have agreed not to make any demand for or exercise any rights with respect to the registration of their shares for a period of at least 90 days following the date of this prospectus without the prior written consent of on behalf of the underwriters.

Relationship with David A. Rogan and Cisco Capital

David A. Rogan currently serves as president of Cisco Capital and vice president of Cisco Systems. Cisco Capital, our former principal lender and one of our principal stockholders, is affiliated with a major supplier of equipment to us. In the year ended December 31, 2005, we purchased approximately $7.5 million of equipment and services from Cisco Systems through financing from Cisco Capital.

We were party to a credit agreement with Cisco Capital under which we could borrow up to $105.4 million (as amended). When we entered into the credit agreement with Cisco Capital, we granted warrants and other rights to Cisco Capital that permitted Cisco Capital to acquire up to 713,593 shares of our common stock at an exercise price of $0.04 per share and up to 6,435 shares of our common stock at an exercise price of $3.88 per share, at any time on or before March 31, 2010. We paid off all outstanding principal and accrued interest owed under this credit agreement, which was $64.3 million, with part of the proceeds of our initial public offering and terminated the credit facility. All warrants were exercised by Cisco Capital in November 2005.

Employment agreements

Each of our named executive officers currently employed by us is a party to an employment agreement with us. See “Management—Executive employment agreements.”

Principal and selling stockholders

The following table provides summary information regarding the beneficial ownership of our outstanding capital stock as of September 22, 2006 and after this offering for:

•	each of the executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person or group who beneficially owns more than 5% of our capital stock; and

•	each of our selling stockholders.

Except as otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. The address for each director and executive officer is c/o Cbeyond, Inc., 320 Interstate North Parkway, Suite 300, Atlanta, Georgia 30339.

	Shares beneficially owned prior to this offering(1)		Shares to be sold in this offering	Shares beneficially owned after this offering without exercise of the over-allotment option(1)		Shares to be sold in the over-allotment	Shares beneficially owned after this offering if the over-allotment option is exercised in full(1)
	Number	Percent		Number	Percent		Number	Percent

Named executive officers and directors
James F. Geiger (2)	994,163	3.54%	172,897	821,266	2.92%	25,935	795,331	2.83%
J. Robert Fugate (3)	229,235	*	39,867	189,368	*	5,980	183,388	*
Robert R. Morrice (4)	183,114	*	17,391	165,723	*	2,609	163,114	*
Richard J. Batelaan (5)	38,658	*	6,522	32,136	*	978	31,158	*
Christopher C. Gatch (6)	46,534	*	—	46,534	*	—	46,534	*
Henry C. Lyon (7)	16,109	*	—	16,109	*	—	16,109	*
Brooks A. Robinson (8)	64,371	*	6,522	57,849	*	978	56,871	*
Joseph A. Oesterling (9)	61,924	*	6,522	55,402	*	978	54,424	*
Kurt J. Abkemeier (10)	11,598	*	—	11,598	*	—	11,598	*
N. Brent Cobb(11)	25,719	*	—	25,719	*	—	25,719	*
Julia O. Strow	—	*	—	—	*	—	—	*
Terry S. Trout(12)	21,154	*	—	21,154	*	—	21,154	*
Douglas C. Grissom (13)	5,822,346	21.46%	1,115,854	4,706,492	17.24%	167,378	4,539,114	16.60%
D. Scott Luttrell (14)	563,819	2.08%	10,870	552,949	2.02%	1,630	551,319	2.02%
James N. Perry, Jr. (15)	5,822,346	21.46%	1,115,854	4,706,492	17.24%	167,378	4,539,114	16.60%
John Chapple (16)	17,182	*	—	17,182	*	—	17,182	*
David A. Rogan (17)	—	*	—	—	*	—	—	*
Robert Rothman (18)	661,461	2.44%	97,826	563,635	2.06%	14,674	548,961	2.01%
All Directors and Executive Officers as a Group (17 persons)	8,757,387	30.48%	1,474,271	7,283,116	25.35%	221,140	7,061,976	24.58%

Beneficial owners of 5% or more
Madison Dearborn Partners III, L.P. (19)	5,822,346	21.46%	1,115,854	4,706,492	17.24%	167,378	4,539,114	16.60%
VantagePoint Venture Partners (20)	3,551,392	13.09%	680,623	2,870,769	10.52%	102,094	2,768,675	10.13%
Battery Ventures (21)	3,381,707	12.46%	648,103	2,733,604	10.01%	97,216	2,636,388	9.64%
Cisco Systems Capital Corporation (22)	1,347,999	4.97%	434,783	913,216	3.35%	65,217	847,999	3.10%
Other selling stockholders
BVCF IV, L.P.(23)	1,246,264	4.59%	149,512	1,096,752	4.02%	22,427	1,074,325	3.93%
Liberty Mutual Insurance Company(24)	845,428	3.12%	162,026	683,402	2.50%	24,304	659,098	2.41%
B-ETC, L.P.(25)	30,000	*	26,087	3,913	*	3,913	—	*
Oman International Development and Investment Co.(26)	784	*	682	102	*	102	—	*

*	Less than 1% beneficial ownership.

(1)

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by the stockholder. The number of shares beneficially owned by a person includes shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of September 22, 2006 and not subject to repurchase as of that date. Shares issuable pursuant to options and warrants are deemed outstanding for calculating the percentage ownership of the person holding the options and warrants but are not deemed outstanding for the purposes of calculating the percentage ownership of any other person. For purposes of this table, the number of shares of common stock outstanding as of September 22, 2006 is deemed to be 27,136,606. For purposes of calculating the percentage beneficially owned by any person, shares of common stock issuable to such person upon the exercise of any options or warrants exercisable within 60 days of September 22, 2006 are also assumed to be outstanding.

(2)	Includes options for 936,575 shares of common stock.

(3)	Includes options for 207,624 shares of common stock.

(4)	Includes options for 175,710 shares of common stock.

(5)	Includes options for 27,215 shares of common stock.

(6)	Includes options for 31,396 shares of common stock.

(7)	Includes options for 16,109 shares of common stock.

(8)	Includes options for 57,005 shares of common stock.

(9)	Includes options for 57,068 shares of common stock.

(10)	Includes options for 11,598 shares of common stock.

(11)	Includes options for 17,719 shares of common stock.

(12)	Includes options for 18,128 shares of common stock.

(13)	Consists of shares owned by Madison Dearborn Capital Partners III, L.P. Mr. Grissom is a Director of Madison Dearborn Partners. Mr. Grissom disclaims beneficial ownership of the shares owned by Madison Dearborn Capital Partners III, L.P.

(14)	Includes options for 17,182 shares. Mr. Luttrell is the Chief Executive Officer and founder of LCM Group, Inc. 118 Capital Fund, Inc. owns 505,455 shares; LCM Profit Sharing Plan owns 4,742 shares; 2514 Multi-Strategy Fund LP owns 32,715 shares; and 316 Capital LLC owns 3,725 shares. 118 Capital Fund, Inc., LCM Profit Sharing Plan, 2514 Multi-Strategy Fund LP and 316 Capital LLC are part of an affiliated group of investment partnerships commonly controlled by LCM Group, Inc.

(15)	Consists of shares owned by Madison Dearborn Capital Partners III, L.P. Mr. Perry is a Managing Director of Madison Dearborn Partners. Mr. Perry disclaims beneficial ownership of the shares owned by Madison Dearborn Capital Partners III, L.P.

(16)	Includes options for 17,182 shares of common stock.

(17)	Mr. Rogan serves as President of Cisco Systems Capital Corporation and Vice President of Cisco Systems, Inc. Mr. Rogan disclaims beneficial ownership of the shares owned by Cisco Systems Capital Corporation.

(18)	Includes 636,229 shares owned by Black Diamond Capital II, LLC. Mr. Rothman is Chairman and Chief Executive Officer of Black Diamond Capital II, LLC, and as such shares voting and investment power with respect to such shares.

(19)	Includes 5,687,523 shares owned by Madison Dearborn Capital Partners III, L.P.; 126,287 shares owned by Madison Dearborn Special Equity III, LP; and 8,536 shares owned by Special Advisors Fund I, LLC. Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, LP and Special Advisors Fund I LLC are part of an affiliated group of investment partnerships and limited liability companies commonly controlled by Madison Dearborn Partners III, L.P. Messrs. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff have joint control over the shares held by Madison Dearborn Partners, and as such, they share voting and investment power with respect to such shares. Messrs. Canning, Jr., Finnegan and Mencoff disclaim beneficial ownership with respect to such shares. The address of this stockholder is c/o Madison Dearborn Partners, Three First National Plaza, Suite 3800, Chicago, IL 60602.

(20)	Includes 1,036,691 shares owned by VantagePoint Venture Partners III(Q), LP; 126,701 shares owned by VantagePoint Venture Partners III, LP; 2,143,101 shares owned by VantagePoint Venture Partners IV(Q), LP; 215,693 shares owned by VantagePoint Ventures Partners IV, LP; and 29,206 shares owned by VantagePoint Venture Partners IV Principals Fund, LP. VantagePoint Venture Partners III(Q), LP, VantagePoint Venture Partners III, LP, VantagePoint Venture Partners IV(Q), LP, VantagePoint Ventures Partners IV, LP and Venture Partners IV Principals Fund, LP are part of an affiliated group of investment partnerships commonly controlled by VantagePoint Venture Partners. Messrs. Alan Salzman and James Marver are managing members of the general partners of the limited partnerships that hold such shares, and as such, they share voting and investment power with respect to such shares. Messrs. Salzman and Marver disclaim beneficial ownership with respect to such shares. The address of this stockholder is c/o VantagePoint Venture Partners, 444 Madison Avenue, 39th Floor, New York, NY 10022.

(21)	Includes 3,115,126 shares owned by Battery Ventures V, LP; 198,943 shares owned by Battery Ventures Convergence Fund, LP; and 67,638 shares owned by Battery Investment Partners V, LLC. Battery Ventures V, LP, Battery Ventures Convergence Fund, LP and Battery Investment Partners V, LLC are part of an affiliated group of investment partnerships and limited liability companies commonly controlled by Battery Ventures. The address of this stockholder is c/o Battery Ventures, 20 William Street, Suite 200, Wellesley, MA 02481.

(22)	Cisco Systems Capital Corporation is a wholly-owned subsidiary of Cisco Systems, Inc. The address of this stockholder is 6005 Plumas Street, Suite 101, Reno, NV 89509.

(23)	Consists of 1,246,264 shares held by BVCF IV, L.P. BVCF IV, L.P. is controlled by its general partner, Adams Street Partners, LLC. Adams Street Partners, LLC disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. The address of this stockholder is c/o Adams Street Partners, LLC, One Wacker Drive, Suite 2200, Chicago, IL 60606.

(24)	Consists of 845,428 shares held by Liberty Mutual Insurance Company. Liberty Mutual Insurance Company has sole voting and investment power with respect to such shares. The address of this stockholder is c/o Liberty Mutual Insurance Company, 175 Berkeley Street Boston, Massachusetts 02117.

(25)	Consists of 30,000 shares held by B-ETC, L.P. The sole general partner of B-ETC, L.P. is Berkman Investors, Inc. Berkman Investors, Inc. has sole voting and investment power with respect to such shares. Berkman Investors, Inc. is managed by a Board of Directors, which consists of Myles P. Berkman, David J. Berkman, and William H. Berkman. Each such individual disclaims beneficial ownership with respect to such shares. The address of this stockholder is c/o B-ETC, L.P., 3 Bala Plaza East, Suite 502, Bala Cynwyd, PA 19004.

(26)	Consists of 784 shares held by Oman International Development and Investment Co. The address of this stockholder is c/o Oman International Development and Investment Co., 4th Floor Ominvest Building, Al Markazi Street, Near Central Bank of Oman, Muttrah Business District, Sultanate of Oman.

Description of capital stock

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value, and 15,000,000 shares of preferred stock, $0.01 par value, the rights and preferences of which may be designated by the board of directors. The following description of our capital stock is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our second amended and restated certificate of incorporation and our amended and restated bylaws. As of June 30, 2006, there were 26,993,396 shares of our common stock issued and outstanding and zero shares of our preferred stock issued and outstanding.

Common stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock, entitled to vote in any election of directors, may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares that we offer in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. As of the date of this prospectus, there are no shares of preferred stock outstanding.

Preferred stock

Our board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 15,000,000 shares of preferred stock in one or more series and to fix the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company. We have no present plans to issue any shares of preferred stock.

Certain anti-takeover, limited liability and indemnification provisions

As noted above, our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult.

Election and removal of directors.    Our certificate and bylaws provides for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. Directors may be removed only for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, as it generally makes it more difficult for stockholders to replace a majority of directors.

Stockholder meetings.    Our bylaws provide that the stockholders may not call a special meeting of our stockholders. Instead, only the board of directors or the president will be able to call special meetings of stockholders.

Requirements for advance notification of stockholder nominations and proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or one of its committees.

Delaware anti-takeover law.    We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination,” as defined in clause (c)(3) of that section, with an “interested stockholder,” as defined in clause (c)(5) of that section, for a period of three years after the time the stockholder became an interested stockholder, subject to limited exceptions provided under Section 203.

Limitation of officer and director liability and indemnification arrangements.    Our certificate limits the liability of our directors to the maximum extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

•	the officer or director did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

Our charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of our company.

Transfer agent and registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for the common stock.

Nasdaq Global Market

Our common stock is traded on the Nasdaq Global Market under the symbol “CBEY.”

Description of line of credit

On February 8, 2006, our wholly-owned subsidiary Cbeyond Communications, LLC entered into a credit agreement with Bank of America that provides for a secured revolving line of credit for up to $25.0 million. The following description of the Line of Credit briefly summarizes the facility’s terms and conditions that are material to us and is qualified in its entirety by reference to the full text of the credit agreement, which is included as an exhibit to the registration statement of which this prospectus is a part. As of June 30, 2006, there were no amounts drawn down on the line of credit.

General.    The secured revolving line of credit will terminate by its terms on February 8, 2011. The revolving line of credit will be available to finance working capital, capital expenditures, and other general corporate purposes. All borrowings will be subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Interest and fees.    The interest rates applicable to loans under the revolving line of credit are floating interest rates that, at our option, will equal a LIBO rate or an alternate base rate plus, in each case, an applicable margin. The base rate is a fluctuating interest rate equal to the higher of (a) the prime rate of interest per annum publicly announced from time to time by Bank of America, as administrative agent, as its prime rate in effect at its principal office in New York City and (b) the overnight federal funds rate plus 0.50%. The interest periods of the Eurodollar loans are one, two, three or six months, at our option. The applicable margins for LIBO rate loans are 2.25%, 2.50%, and 2.75% for loans drawn in aggregate up to $8.3 million, between $8.3 million and $16.6 million, and between $16.6 million and $25.0 million, respectively. The applicable margins for alternate base rate loans are 0.75%, 1.00%, and 1.25% for loans drawn in aggregate up to $8.3 million, between $8.3 million and $16.6 million, and between $16.6 million and $25.0 million, respectively. In addition, we are required to pay to Bank of America under the revolving line of credit a commitment fee for unused commitments at a per annum rate of 0.50%.

Prepayments.    Voluntary prepayments of loans and voluntary reductions in the unused commitments under the revolving line of credit are permitted in whole or in part, in minimum amounts and subject to certain other limitations. Mandatory prepayments are required in an amount equal to 100% of the net cash proceeds of all asset sales or dispositions received by us or any of our subsidiaries greater than $0.5 million in any calendar year and 100% of the net proceeds from the issuance of any debt, other than permitted debt. Mandatory prepayments will permanently reduce the revolving credit commitment.

Security.    All of our direct and indirect subsidiaries are guarantors of our obligations under the revolving line of credit. All amounts owing under the line of credit (and all obligations under the guaranties) will be secured by a first lien on all tangible and intangible assets, whether now owned or hereafter acquired, subject (in each case) to exceptions satisfactory to Bank of America.

Covenants and other matters.    The revolving line of credit requires us to comply with certain financial covenants, including minimum consolidated EBITDA, minimum leverage ratio, as determined by our debt divided by EBITDA, and maximum capital expenditures. We were in compliance with all such covenants at June 30, 2006.

The revolving line of credit also includes certain negative covenants restricting or limiting our ability to, among other things:

•	declare dividends or redeem or repurchase capital stock or make other stockholder distributions;

•	prepay, redeem or purchase certain debt;

•	guarantee or incur additional debt, other than certain permitted indebtedness, including permitted purchase money indebtedness and capital leases;

•	engage in sale-leaseback transactions;

•	make loans or investments;

•	grant liens or other security interests to third parties, other than in connection with permitted indebtedness and capital leases;

•	engage in mergers, acquisitions, investments in other businesses, or other business combinations;

•	transfer assets;

•	change our fiscal reporting periods or method of accounting; and

•	enter into transactions with affiliates.

The revolving line of credit also contains certain customary representations and warranties, affirmative covenants, notice provisions, indemnification and events of default, including change of control, cross-defaults to other debt and judgment defaults.

United States federal income tax consequences to non-United States holders

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	partnerships or other pass-through entities or investors in such entities;

•	“controlled foreign corporations,” “passive foreign investment corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. holder defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation for U.S. tax purposes created or organized in the United States or under the laws of the United States or of any state therein or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has made a valid election to be treated as a U.S. person.

Distributions

If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS in a timely manner.

Gain on disposition of common stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless;

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding at a current rate of 28%, may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Payments of the proceeds from a disposition of our common stock affected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, a U.S. branch of a foreign bank or a foreign insurance company or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Shares eligible for future sale

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following this offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have outstanding an aggregate of 27,300,606 shares of our common stock, assuming no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. After giving effect to the sale of shares to the public in this offering, the shares eligible for sale in the public market are as follows:

Number of shares	Date

12,614,515	As of the date of this prospectus (subject, in some cases, to volume limitations).

14,686,091	At various times after 90 days from the date of this prospectus as described below under “Lock-up agreements.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registrations on form S-8

On November 8, 2005, we filed a registration statement on Form S-8 under the Securities Act to register shares of common stock issuable under our 2005 plan, 2002 plan and 2000 plan. As a result, shares issued pursuant to these plans, including upon the exercise of stock options, are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up agreements

Certain of our officers and directors and stockholders representing an aggregate of over 53.8% of our common stock outstanding immediately prior to the completion of this offering have entered into lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock held by them as of the completion of this offering or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of at least 90 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. on behalf of the underwriters.

Options

As of September 22, 2006, stock options to purchase a total of 3,919,890 shares of our common stock were outstanding. These stock options have a weighted average exercise price of $8.52 and a weighted average of 7.7 years until expiration.

Registration rights

The holders of approximately 58% of shares of our common stock will have rights to require or participate in the registration of those shares under the Securities Act. As part of the lock-up agreements described above, certain of our officers and directors and stockholders representing an aggregate of over 53.8% of our common stock outstanding immediately prior to the completion of this offering have agreed not to make any demand for or exercise any rights with respect to the registration of those shares for a period of at least 90 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. on behalf of the underwriters. For a detailed description of certain of these registration rights see “Certain relationships and related transactions—Registration rights agreement.”

Underwriting

J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. will act as joint book-running managers for this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., have severally agreed to purchase from the selling stockholders the following respective number of shares of our common stock for sale to the public:

Underwriters	Number of Shares

J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
Raymond James & Associates, Inc.
ThinkEquity Partners LLC
Craig-Hallum Capital Group LLC

Total	3,576,087

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock the selling stockholders are offering to the public are subject to certain conditions precedent. The underwriting agreement provides that the underwriters will purchase all of the shares of our common stock offered to the public pursuant to this prospectus if any of these shares are purchased. The underwriters are not obligated to purchase the shares covered by the over-allotment option described below.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After this offering, representatives of the underwriters may change the offering price and other selling terms.

The selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 536,413 additional shares of our common stock. The option is exercisable not later than 30 days after the date of this prospectus. Under the option, the underwriters may purchase the 536,413 additional shares of our common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, and only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise the option, each of the underwriters will become obligated, subject to certain conditions, to purchase from the selling stockholders approximately the same percentage of the additional shares of our common stock subject to the option as the number of shares of our common stock to be purchased by it in the above table bears to the total number of shares of our common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of our common stock to the underwriters to the extent the option is exercised. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,576,087 shares are being offered to the public by this prospectus.

The underwriting discounts and commissions per share are equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of our common stock. The underwriting discounts and commissions are         % of the public offering price. The selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

	Per share		Total
	Without over-allotment	With over-allotment	Without over-allotment	With over-allotment

Underwriting discounts and commissions payable by the selling stockholders

In addition, we estimate that the total expenses of this offering that will be paid by us, excluding underwriting discounts and commissions, will be approximately $1.0 million.

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Certain of our officers and directors, and stockholders representing an aggregate of over 53.8% of our common stock outstanding immediately prior to the completion of this offering, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., as representatives of the underwriters. This consent may be given at any time without public notice. 14,686,091 shares of our common stock will be subject to these lock-up agreements. We have entered into a similar agreement with the representatives of the underwriters.

If we release earnings results or announce material news during the last 17 days of the lock-up period, or if prior to the expiration of the lock-up period we announce that we will release earnings during the 15-day period following the last day of the lock-up period, then the lock-up period automatically will be extended until the end of the 18-day period beginning on the date of the earnings release or material news announcement unless J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., as representatives of the underwriters, waive such extension in writing.

In connection with our offering to the public, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include over-allotments or short sales, purchases to cover positions created by short sales and stabilizing transactions.

Over-allotment involves the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, which creates a short position. The short position may be either a covered short position or a naked short position. In covered short positions, the number of shares over-allotted by the underwriters is not greater than the number of shares the underwriters may purchase from us in this offering pursuant to the over-allotment option. The underwriters may close out any short position either by exercising their over-allotment option with us or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. In naked short positions, the number of shares involved is greater than the number of shares subject to the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on web sites maintained by underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Latham & Watkins LLP, Washington, D.C. Various regulatory matters will be passed upon for us by Willkie Farr & Gallagher LLP. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. A partner of Latham & Watkins LLP and an investment partnership affiliated with Latham & Watkins LLP beneficially own an aggregate of less than 1.0% of our common stock.

Experts

The consolidated financial statements of Cbeyond, Inc., and subsidiaries at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information. We have also filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

The registration statement, the exhibits thereto and any other document we file with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC’s website at http://www.sec.gov. You may request copies of the filing, at no cost, by telephone at (678) 424-2400 or by mail at Cbeyond, Inc., 320 Interstate North Parkway, Suite 300, Atlanta, Georgia 30339.

Index to consolidated financial statements

Years ended December 31, 2003, 2004 and 2005

Report of independent registered public accounting firm

The Board of Directors and Stockholders

Cbeyond, Inc.

We have audited the accompanying consolidated balance sheets of Cbeyond, Inc. and Subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia

March 27, 2006

Cbeyond, Inc. and subsidiaries

Consolidated balance sheets

	December 31		June 30
	2004	2005	2006
(Amounts in thousands, except per share amounts)			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$22,860	$27,752	$29,007
Marketable securities	14,334	10,170	3,000
Accounts receivable, net of allowance for doubtful accounts of $1,033 and $1,811 as of December 31, 2004 and 2005, respectively, and $1,945 as of June 30, 2006	5,356	10,688	14,196
Prepaid expenses	1,420	3,395	4,511
Inventory	—	—	320
Other current assets	1,047	933	1,038

Total current assets	45,017	52,938	52,072
Property and equipment, net	51,947	57,068	65,893
Long-term investments	567	—	—
Restricted cash equivalents	762	1,637	1,312
Deferred customer installation costs	525	511	548
Other non-current assets	385	2,678	2,162

Total assets	$99,203	$114,832	$121,987

Cbeyond, Inc. and subsidiaries

Consolidated balance sheets—(continued)

	December 31		June 30
	2004	2005	2006
(Amounts in thousands, except per share amounts)			(unaudited)

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$5,327	$9,364	$5,065
Other accrued expenses	16,912	29,989	36,208
Current portion of capital lease obligations	336	382	195
Current portion of long-term debt	13,666	—	—

Total current liabilities	36,241	39,735	41,468
Deferred installation revenue	525	511	548
Long-term portion of capital lease obligations	382	—	—
Long-term debt	56,665	—	—
Convertible Series B preferred stock, $0.01 par value; 15,206 shares authorized at December 31, 2004 and no shares authorized at December 31, 2005 and June 30, 2006; 12,407 shares issued and outstanding at December 31, 2004 and no shares issued and outstanding at December 31, 2005 and June 30, 2006	62,068	—	—
Convertible Series C preferred stock, $0.01 par value; 1,546 shares authorized at December 31, 2004 and no shares authorized at December 31, 2005 and June 30,2006; 1,437 shares issued and outstanding at December 31, 2004 and no shares issued and outstanding at December 31, 2005 and June 30, 2006	16,895	—	—

Stockholders’ equity (deficit):
Common stock, $0.01 par value; 65,722, 50,000 and 50,000 shares authorized, 132, 26,560 and 26,993 shares issued and outstanding at December 31, 2004 and 2005 and June 30, 2006, respectively	1	266	270
Preferred stock, $0.01 par value; 15,000 shares authorized at December 31, 2005	—	—	—
Deferred stock compensation	(1,210)	(701)	(33)
Additional paid-in capital	78,598	230,797	234,084
Accumulated deficit	(150,962)	(155,776)	(154,350)

Total stockholders’ equity (deficit)	(73,573)	74,586	79,971

Total liabilities and stockholders’ equity (deficit)	$99,203	$114,832	$121,987

See accompanying notes.

Cbeyond, Inc. and subsidiaries

Consolidated statements of operations

	Year ended December 31			Six months ended June 30
(Amounts in thousands, except per share data)	2003	2004	2005	2005	2006

				(unaudited)
Revenue	$65,513	$113,311	$159,097	$73,358	$100,112
Operating expenses:
Cost of service (exclusive of depreciation and amortization of $12,947, $17,611, $20,038, $9,783 and $10,938 respectively, shown separately below)	21,815	31,725	47,161	21,824	31,251
Selling, general and administrative (exclusive of depreciation and amortization of $8,324, $5,036, $4,122, $1,869 and $2,503, respectively, shown separately below)	48,085	65,159	86,453	41,288	54,329
Write-off of public offering costs	—	1,103	—	—	—
Depreciation and amortization	21,271	22,647	24,160	11,652	13,441

Total operating expenses	91,171	120,634	157,774	74,764	99,021

Operating income (loss)	(25,658)	(7,323)	1,323	(1,406)	1,091

Other income (expense):
Interest income	715	637	1,325	508	799
Interest expense	(2,333)	(2,788)	(2,424)	(1,315)	(46)
Gain from write-off of carrying value of debt in excess of principal	—	—	4,060	—	—
Loss on disposal of property and equipment	(1,986)	(1,746)	(539)	(273)	(293)
Other income (expense), net	(220)	(236)	(9)	(22)	—

Income (loss) before income taxes	(29,482)	(11,456)	3,736	(2,508)	1,551
Income tax expense	—	—	—	—	(125)

Net income (loss)	(29,482)	(11,456)	3,736	(2,508)	1,426
Dividends accreted on preferred stock	(6,254)	(7,083)	(8,550)	(4,869)	—

Net income (loss) attributable to common stockholders	$(35,736)	$(18,539)	$(4,814)	$(7,377)	$1,426

Net income (loss) attributable to common stockholders per common share:
Basic	$(310.75)	$(143.71)	$(1.16)	$(50.18)	$0.05
Diluted	$(310.75)	$(143.71)	$(1.16)	$(50.18)	$0.05

Weighted average common shares outstanding:
Basic	115	129	4,159	147	26,696
Diluted	115	129	4,159	147	27,779

See accompanying notes.

Cbeyond, Inc. and subsidiaries

Consolidated statements of stockholders’ equity (deficit)

(Amounts in thousands)

	Common stock		Additional paid-in capital	Deferred compensation	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Par value

Balance at December 31, 2002	112	$1	$77,167	$—	$(96,687)	$(19,519)
Exercise of stock options	12	—	49	—	—	49
Issuance of stock options to employees	—	—	1,477	(1,477)	—	—
Deferred stock compensation expense	—	—	—	21	—	21
Forfeiture of options	—	—	(24)	24	—	—
Accretion of preferred dividends	—	—	—	—	(6,254)	(6,254)
Accretion of issuance costs	—	—	(126)	—	—	(126)
Net and comprehensive loss	—	—	—	—	(29,482)	(29,482)

Balance at December 31, 2003	124	1	78,543	(1,432)	(132,423)	(55,311)
Exercise of stock options	8	—	30	—	—	30
Issuance of stock options to employees	—	—	191	(191)	—	—
Issuance of stock options to non-employees for services	—	—	78	(78)	—	—
Deferred stock compensation expense	—	—	—	375	—	375
Forfeiture of options	—	—	(116)	116	—	—
Accretion of preferred dividends	—	—	—	—	(7,083)	(7,083)
Accretion of issuance costs	—	—	(128)	—	—	(128)
Net and comprehensive loss	—	—	—	—	(11,456)	(11,456)

Balance at December 31, 2004	132	1	78,598	(1,210)	(150,962)	(73,573)
Exercise of stock options	34	1	129	—	—	130
Issuance of stock options to non-employees for services	—	—	16	(16)	—	—
Deferred stock compensation expense	—	—	—	324	—	324
Forfeiture of options	—	—	(201)	201	—	—
Accretion of preferred dividends	—	—	—	—	(8,550)	(8,550)
Accretion of issuance costs	—	—	(149)	—	—	(149)
Issuance of common stock, net	6,848	69	64,961	—	—	65,030
Issuance of common stock upon conversion of Preferred stock	19,546	195	87,443	—	—	87,638
Net and comprehensive income	—	—	—	—	3,736	3,736

Balance at December 31, 2005	26,560	266	230,797	(701)	(155,776)	74,586
Exercise of stock options	433	4	1,864	—	—	1,868
Issuance of stock options to employees	—	—	2,084	—	—	2,084
Issuance of stock options to non-employees for services	—	—	—	11	—	11
Elimination of deferred stock compensation relating to employee options	—	—	(657)	657	—	—
Forfeiture of options	—	—	(9)	—	—	(9)
Adjustment to offering costs	—	—	5	—	—	5
Net and comprehensive income	—	—	—	—	1,426	1,426

Balance at June 30, 2006 (unaudited)	26,993	$270	$234,084	$(33)	$(154,350)	$79,971

See accompanying notes.

Cbeyond, Inc. and subsidiaries

Consolidated statements of cash flows

	Year ended December 31			Six months ended June 30
(Amounts in thousands)	2003	2004	2005	2005	2006

				(unaudited)
Operating activities
Net income (loss)	$(29,482)	$(11,456)	$3,736	$(2,508)	$1,426
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	21,271	22,647	24,160	11,652	13,441
Provision for doubtful accounts	1,369	2,393	3,468	1,723	1,535
Loss on disposal of property and equipment	1,986	1,746	539	273	293
Interest expense offset by reduction in carrying value in excess of principal	(2,578)	(2,281)	(1,618)	(961)	—
Write-down of marketable securities to fair value	220	235	—	—	—
Gain from write-off of carrying value of debt in excess of principal	—	—	(4,060)	—	—
Non-cash stock compensation expense	21	362	286	134	2,046
Issuance of stock options to vendors for services	—	13	38	18	—
Changes in operating assets and liabilities:
Accounts receivable	(2,971)	(3,574)	(8,800)	(4,396)	(5,043)
Inventory	—	—	—	—	(320)
Prepaid expenses and other current assets	(3)	(603)	(1,861)	(22)	(1,221)
Other assets	(183)	516	(2,454)	(1,437)	612
Accounts payable	180	(446)	4,037	(767)	(4,299)
Accrued employee benefits	1,333	1,403	991	(930)	(803)
Other accrued expenses	2,901	2,585	11,199	5,211	7,022
Other liabilities	41	(72)	(14)	(5)	37

Net cash provided by (used in) operating activities	(5,895)	13,468	29,647	7,985	14,726
Investing activities
Purchases of property and equipment	(9,083)	(9,783)	(21,329)	(6,319)	(22,545)
Increase from restricted cash equivalents	193	61	(875)	(25)	325
Purchases of marketable securities	(14,492)	(11,790)	(10,556)	(9,839)	—
Proceeds from asset disposals	7	—	—	—	6
Redemption of marketable securities	28,000	18,000	15,287	14,437	7,170

Net cash provided by (used in) investing activities	4,625	(3,512)	(17,473)	(1,746)	(15,044)
Financing activities
Proceeds from long-term debt	5,959	1,003	741	246	—
Repayment of long-term debt and capital leases	(5,081)	(9,861)	(73,014)	(5,908)	(187)
Proceeds from issuance of stock, net of issuance cost	—	16,917	65,006	—	—
Excess tax benefit relating to share-based payments	—	—	—	—	40
Proceeds from exercise of stock options	49	30	130	116	1,868
Financing issuance costs	—	(312)	(145)	(55)	(148)

Net cash provided by (used in) financing activities	927	7,777	(7,282)	(5,601)	1,573

Net increase (decrease) in cash and cash equivalents	(343)	17,733	4,892	638	1,255
Cash and cash equivalents at beginning of period	5,470	5,127	22,860	22,860	27,752

Cash and cash equivalents at end of period	$5,127	$22,860	$27,752	$23,498	$29,007

Supplemental disclosure
Interest paid	$4,910	$5,070	$4,026	$2,276	$100

Non-cash purchases of property and equipment	$17,122	$13,958	$8,437	$4,045	$—

See accompanying notes.

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements

December 31, 2005

(amounts in thousands, except per share amounts)

1. Description of business

Cbeyond, Inc., a managed service provider, was incorporated on March 28, 2000 in Delaware, for the purpose of providing voice and broadband data services to small and medium size business users in major metropolitan areas across the United States. As of December 31, 2005, these services were provided in the metropolitan Atlanta, Dallas, Houston, Denver, and Chicago areas. Beginning in March 2006, Cbeyond began providing service in Los Angeles.

2. Summary of significant accounting policies

Unaudited interim results

The accompanying June 30, 2005 and 2006 unaudited consolidated financial statements and information have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management these financial statements contain all normal adjustments considered necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Principles of consolidation

The consolidated financial statements include the accounts of Cbeyond, Inc. and its wholly-owned subsidiaries (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in the consolidation process.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates.

Revenue recognition

Revenues are recognized when the services are earned. Revenue derived from local voice and data services is billed in advance and deferred until earned. Revenues derived from other telecommunications services, including long distance, excess charges over monthly rate plans and terminating access fees from other carriers, are recognized monthly as services are provided and billed in arrears.

Revenue derived from customer installation and activation is deferred and amortized over the average estimated customer life of three years on a straight-line basis. Related installation and

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

activation costs are deferred only to the extent that revenue is deferred and are amortized on a straight-line basis in proportion to revenue recognized. Mobile handset revenue is recognized at time of shipment.

The Company’s marketing promotions include various rebates and customer reimbursements that fall under the scope of Emerging Issues Task Force (EITF) Issue No. 00-22, Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future, and EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer. In accordance with these pronouncements, the Company records any promotion as a reduction in revenue when earned by the customer. For promotions earned over time, the Company ratably allocates the cost of honoring the promotion over the underlying promotion period as a reduction in revenue. EITF 01-09 additionally requires that measurement of the obligation should be based on the estimated number of customers that will ultimately earn and claim the promotion. During the year ended December 31, 2005, the Company recognized approximately $336 as a reduction of certain of these obligations to customers to adjust the liability to the amount the Company estimates will ultimately be earned and claimed by its customers. Prior to 2005, sufficient historical information did not exist to reasonably estimate this amount. During the six months ended June 30, 2006, the Company recognized approximately $922 as a reduction of certain of these obligations to customers to adjust the liability to the amount the Company estimates will ultimately be earned and claimed by its customers.

Allowance for doubtful accounts

The allowance is established based upon the amount the Company ultimately expects to collect from customers, and is estimated based on a number of factors, including a specific customer’s ability to meet its financial obligations to the Company, as well as general factors, such as length of time the receivables are past due, historical collection experience and the general economic environment. Customer accounts are written off against the allowance upon disconnection of the customers’ service, at which time the accounts are deemed to be uncollectible. Generally, customer accounts are considered delinquent and service is disconnected when they are sixty days in arrears.

Cash and cash equivalents

Cash and cash equivalents include all U.S. government backed highly liquid investments with original maturities of three months or less at the date of purchase. The carrying amount of cash and cash equivalents approximates fair value.

Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of certificates of deposit held as collateral for letters of credit issued on behalf of the Company. Some vendors providing services to the Company require letters of credit to be redeemed in the event the Company cannot meet its obligations to

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

the vendor. These letters of credit are issued to the Company’s vendors, and in return, the Company is required to maintain cash or cash equivalents on hand with the bank at a dollar amount equal to the letters of credits outstanding, the majority of which is maintained in 5 year certificates of deposit, with the remainder in a restricted cash account with a commercial bank. In the event market conditions change and the letters of credit outstanding increase beyond the level of cash on hand at a commercial bank, the Company will be required to provide additional capital. The Company’s collateral requirements (restricted cash) were $762, $1,637 and $1,312 as of December 31, 2004 and 2005 and June 30, 2006, respectively.

Marketable securities

Marketable securities consist of commercial paper and mutual funds. All marketable securities are classified as investments available for sale as the Company does not have the intent to hold the investments to the underlying original maturities. The Company’s investments available for sale are carried at fair value or at cost, which approximates fair value. The Company considered the unrealized losses at December 31, 2004 to be other than temporary because the underlying securities held by the mutual fund were interest rate sensitive and unlikely to recover their value in the near future. Further, during 2005 the Company liquidated its mutual fund holdings and realized all losses on the investment. The Company recorded losses of $235 and $13 in earnings for 2004 and 2005, respectively, to reduce the cost basis of its investments to fair value.

The adjusted cost bases, which equal fair value, are as follows:

	December 31		June 30
	2004	2005	2006

			(unaudited)
Mutual Fund	$14,334	$—	$—
Commercial Paper	—	10,170	3,000

Total Marketable Securities	$14,334	$10,170	$3,000

The mutual fund’s target duration was two years +/- 0.5 years, and its expected interest rate sensitivity and benchmark was based on the two-year U.S. Treasury note. Substantially all of the fund’s assets were invested in U.S. government securities and in instruments based on U.S. government securities. The balance of the fund may be invested in non-U.S. government securities rated AAA, or comparable rating, at the time of purchase. As of December 31, 2005, the Company held debt securities consisting of commercial paper maturing in January 2006.

Inventories

The Company states inventories at the lower of cost or market. Inventories consist primarily of mobile devices and are stated using the first-in, first-out (FIFO) method. Shipping and handling costs incurred in conjunction with the sale of inventory are included as an element of cost of sales.

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

Property and equipment

Property and equipment is stated at cost and depreciated over estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the lease or the duration of their economic value to the Company. Repair and maintenance costs are expensed as incurred.

Network engineering costs incurred during the construction phase of the Company’s networks are capitalized as part of property and equipment and recorded as construction-in progress until the projects are completed and placed into service.

Income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Such amounts are measured using tax rates that are expected to be in effect when the differences reverse.

Impairment and other losses on long-lived assets

The Company evaluates impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired. If the Company’s review indicates that the carrying value of an asset will not be recoverable, based on a comparison of the carrying value of the asset to the undiscounted cash flows when possible, the impairment will be measured by comparing the carrying value of the asset to the fair value. Fair value will be determined based on quoted market values, discounted cash flows or appraisals. The Company’s review will be at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows of other business units.

During 2003 and 2004, the Company replaced certain categories of network equipment with newer equipment having greater functionality in order to improve network efficiency and performance. The equipment being replaced had no further use in the network, and the replacement of this class of assets comprised a substantial portion of the loss on disposal of fixed assets in each year. During the normal course of operations, the Company also writes equipment off that it is not able to recover from former customers. This equipment resides at customer locations to enable connection to the Company’s telecommunications network. The gross value of equipment written off during 2003, 2004, and 2005 was $3,896, $3,073 and $641, respectively.

Marketing costs

The Company expenses marketing costs, including advertising, in support of its sales efforts as these costs are incurred. Such costs amounted to approximately $278, $1,021 and $1,819 during 2003, 2004 and 2005, respectively.

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

Deferred financing costs

During 2004 and 2005, respectively, the Company recorded $312 and $42 of deferred costs associated with amendments to its credit facility with Cisco Systems Capital Corporation (Cisco Capital). Of these costs, approximately $38 and $50 were amortized to interest expense in 2004 and 2005, respectively. Upon the payoff of the Cisco Capital facility in November 2005, the net remaining deferred financing costs were written off as a reduction of the gain recognized upon the payoff of our debt (see Note 6).

The Company also incurred $103 of deferred loan costs in 2005 in connection with obtaining a line of credit facility commitment from Bank of America that was finalized in 2006 (the “Line of Credit”). In accordance with the Company’s policy, deferred loan costs are amortized from the effective date of the agreement or amendment over the then remaining life of the facility.

Concentrations of risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of trade accounts receivable, which are unsecured. The Company’s risk is limited due to the fact that there is no significant concentration with one customer or group of customers. Because the Company’s operations were conducted in Atlanta, Georgia; Dallas, Texas; Houston, Texas; Denver, Colorado; and Chicago, Illinois through 2005 and, additionally, Los Angeles, California beginning in 2006, its revenues and receivables were geographically concentrated in these cities.

Fair value

The Company has used the following methods and assumptions in estimating its fair value disclosures for financial instruments:

•	The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, restricted cash and cash equivalents, marketable securities and accounts receivable equals or approximates their respective fair values.

•	The carrying amounts reflected in the consolidated balance sheets for long-term debt approximates fair value due to variable interest rates. The carrying amounts reported in the consolidated balance sheets for capital leases approximate fair value due to the use of imputed interest rates based on the variable interest rates of the Company’s debt.

Stock-based compensation

The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

Compensation—Transition and Disclosure, encourages, but does not require, companies to record compensation for stock-based employee compensation plans at fair value. Accordingly, non-cash compensation expense for stock options is determined by measuring the excess, if any, of the estimated fair value of the Company’s common stock at the date of grant over the amount an employee must pay to acquire the stock and amortizing that excess on a straight-line basis over the vesting period of the applicable stock options.

Had the Company elected to adopt the fair value recognition provisions of SFAS No. 123, pro forma net loss would be as follows (see Note 8):

	Year ended December 31			Six months ended June 30
	2003	2004	2005	2005

				(unaudited)
Net loss attributable to common stockholders	$(35,736)	$(18,539)	$(4,814)	$(7,377)
Add: Stock-based compensation expense determined under the intrinsic value based method	21	362	286	133
Deduct: Stock-based compensation expense determined under the fair value based method	(1,172)	(1,880)	(2,716)	(1,443)

Pro forma net loss attributable to common stockholders	$(36,887)	$(20,057)	$(7,244)	$(8,687)

Net loss attributable to common stockholders per common share:
Basic and diluted—as reported	$(310.75)	$(143.71)	$(1.16)	$(50.18)

Basic and diluted—pro forma	$(320.76)	$(155.48)	$(1.74)	$(59.10)

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the equity instrument issued, which the Company deems more reliably measurable than the fair value of the consideration received. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance, or obligation to perform, is complete or the date on which it is probable that performance will occur.

During 2004, and 2005, respectively, the Company issued 13 and 3 common stock options to vendors for services. In 2004 and 2005, respectively, these options were valued at $78 and $16, of which $13 and $38 was recognized in selling, general and administrative expenses.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

(SFAS 123(R)) using the modified prospective transition method. Under that transition method, compensation cost recognized on or after January 1, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R). Results for prior periods have not been restated.

The Company recorded stock-based compensation expense of $2,046 in the six months ended June 30, 2006. Compensation is recorded over the vesting period directly to paid-in capital. Thus, the Company eliminated the deferred compensation balance relating to employee stock options as of January 1, 2006 with an offsetting reduction to additional paid-in capital.

Basic and diluted net income (loss) attributable to common stockholders per common share

Basic net income (loss) attributable to common stockholders per common share excludes dilution for potential common stock issuances and is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period. As the Company reported a net loss attributable to common stockholders for the years ended 2003, 2004 and 2005 and the six months ended June 30, 2005, the conversion of Preferred Stock and the exercise of stock options and warrants were not considered in the computation of diluted net loss attributable to common stockholders per common share because their effect is anti-dilutive.

For the six months ended June 30, 2006, the Company reported net income, and accordingly considered the dilutive effect of stock options outstanding during the period. For purposes of the calculation of diluted earnings per share for the six months ended June 30, 2006, an additional 1,083 shares was added to the denominator because they were dilutive for the period. Weighted average shares issuable upon the exercise of stock options that were not included in the calculation of diluted earnings per share was 1,251 for the six months ended June 30, 2006. Such shares were not included because they were anti-dilutive.

Reclassifications

Certain amounts have been reclassified in the consolidated financial statements to conform to the current year presentation. The consolidated statement of cash flows for 2004 includes a reclassification of $409 to reflect certain non-cash leasehold improvements. Net cash provided by operating activities and net cash used in investing activities were each reduced by this amount. Certain amounts have been added to Note 7 for comparative purposes.

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25, and amends SFAS No. 95, Statement of Cash Flows.

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

Generally the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS No. 123(R).

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123(R) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123(R) for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company adopted SFAS No. 123(R) on January 1, 2006 following the modified prospective method. As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s results of operations. The Company expects to incur an additional $4,000 to $4,500 of after tax expense in 2006 for employee stock compensation. This estimated range could be impacted by significant changes in the Company’s stock price, changes in the level of share-based payments, and changes in employee turnover rates.

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes that the adoption of this statement will not have a material effect on its financial condition or results of operations.

The Company has adopted SFAS 154 effective January 1, 2006, and the adoption of this statement did not have an impact on the Company’s consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

tax position taken or expected to be taken in a tax return. In addition, it provides guidance on the measurement, derecognition, classification and disclosure of tax positions, as well as the accounting for related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing FIN 48 and has not determined the impact that the adoption of FIN 48 will have on its results of operations, cash flows and financial position.

3. Property and equipment

Property and equipment consist of:

		December 31,		June 30
	Useful lives	2004	2005	2006

	(In years)			(unaudited)
Network and lab equipment	3 – 5	$79,638	$101,172	$115,290
Leasehold improvements	2 – 5	2,813	4,461	7,009
Computers and software	3 – 5	26,685	32,119	35,791
Furniture and fixtures	7	1,806	2,382	2,630
Construction-in-progress		2,906	2,839	3,669

		113,848	142,973	164,389
Less accumulated depreciation and amortization		(61,901)	(85,905)	(98,496)

Property and equipment, net		$51,947	$57,068	$65,893

Any future debt outstanding under the Company’s line of credit with Bank of America will be collateralized by a pledge of substantially all of the assets of the Company.

4. Accrued liabilities

	December 31,		June 30,
	2004	2005	2006

			(unaudited)
Accrued compensation and benefits	$3,945	$4,936	$4,133
Accrued taxes	4,839	6,307	7,849
Accrued telecommunications costs	3,788	9,445	11,829
Accrued professional fees	862	1,204	915
Deferred rent	994	2,135	3,702
Deferred customer revenue	638	3,447	5,443
Deferred installation revenue	693	654	688
Other accrued expenses	1,153	1,861	1,649

Total other accrued liabilities	$16,912	$29,989	$36,208

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

5. Capitalization

Common stock

In conjunction with the initial public offering, Cbeyond’s certificate of incorporation was amended to authorize 50,000 shares of common stock. In November 2005, Cbeyond issued 6,132 shares of common stock in an initial public offering for $12.00 a share, and as more fully described below, issued 19,546 shares of common stock as a result of the conversion of preferred shares, including accumulated dividends. The proceeds from the offering were $65,006, net of underwriter commissions of $4,941 and expenses of $3,641. As of December 31, 2005, no shares were reserved for issuance under the Company’s 2002 Stock Incentive Plan, and 2,110 shares were reserved for issuance under the Company’s 2005 Stock Incentive Plan. Subsequent to the initial public offering and prior to December 31, 2005, all outstanding warrants were exercised in a cashless transaction resulting in the issuance of 716 common shares (see Note 6). Also in conjunction with the initial public offering, the Company affected a 1 for 3.88 reverse stock split. All share and per share amounts included in these financial statements and footnotes have been adjusted to reflect this split as if it were in effect for all periods presented.

Preferred stock

In November 2002, in connection with a corporate reorganization and pursuant to a stock purchase agreement, Cbeyond issued 12,398 shares of Series B preferred stock (Series B) for $3.88 per share; including 753 shares issued in conjunction with the cancellation of debt (see Note 6). In December 2004, Cbeyond amended its certificate of incorporation to authorize 15,206 shares of Series B and 1,546 shares of Series C preferred stock (Series C) and, pursuant to a stock purchase agreement with substantially all of the existing Series B preferred stockholders and certain other investors, Cbeyond issued 1,437 shares of Series C for $11.83 per share. Additionally, the Company issued 9 shares of Series B to an existing Series B preferred stockholder at $3.88 per share under the stockholders’ prior stock purchase agreement.

Each share of the Series B and Series C (collectively, the “Preferred Stock”) was convertible initially into one share of the Company’s common stock. The conversion price per share of common stock was equal to the original price paid per share of Preferred Stock. All of the shares of Preferred Stock would automatically convert to common stock in the event of a public offering of the Company’s common stock meeting certain conditions, subject to adjustment for dilutive events. In November 2005, The Company completed such a public offering. Accordingly, 12,407 and 1,570 issued and outstanding shares of Series B and Series C, respectively, were converted into common stock at the time of the transaction. The cumulative unpaid dividends of Series B and Series C were converted into 5,413 and 156 shares of common stock, respectively.

The Preferred Stock was redeemable through the exercise of a put option upon the vote of a majority of the holders of the Preferred Stock beginning November 1, 2007 if there had not been either a sale of the Company or a qualified initial public offering of its common stock. If the put

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

option was exercised, the repurchase price would have been the greater of (a) the Liquidation Value, or (b) the fair market value per share of the Company as determined by provisions outlined in the Second Amended and Restated Shareholder Agreement. The Company classified its Preferred Stock outside of equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities (Topic D-98), because the redemption provisions of the put option were not solely within the control of the Company, without regard to the probability of whether the redemption requirements would ever be triggered.

Topic D-98 establishes that the initial carrying value of the Preferred Stock should be the fair value at the date of issuance. Topic D-98 further provides that if the Preferred Stock is not redeemable currently and that it is not probable that the security will become redeemable, then subsequent adjustments to redemption value are not necessary until it is probable that the Preferred Stock will become redeemable. Accordingly, since inception, the Company determined that it is not probable that a qualified initial public offering of its stock would not be achieved before November 1, 2007. In making this determination, the Company assessed the likelihood of redemption based on the Preferred Stock redemption provisions and the specific facts and circumstances at each reporting period. The Company’s business plan since inception was to expand into numerous major metropolitan markets replicating a similar operating model. Successful execution of this business model was predicated on obtaining significant funds through a public offering of its common stock within a reasonable period of time after inception.

The Preferred Stock accumulated dividends at an annual rate of 12% compounded daily on the Preferred Stock’s liquidation value. The liquidation value of the Preferred Stock was equal to the original price paid per share of Preferred Stock plus cumulative unpaid dividends. As of December 31, 2003 and 2004, no dividends had been declared or paid and cumulative unpaid dividends on the Preferred Stock were $7,212 and $14,295, respectively. As provided for in the Company’s amended and restated certificate of incorporation, accumulated dividends of $22,845 accrued through the date of the public offering were paid in common stock in lieu of cash upon conversion of the Preferred Stock.

The holders of the Company’s common stock and Preferred Stock voted as one class, with each share of Preferred Stock entitled to one vote for each share of common stock issuable upon conversion.

As of December 31, 2005, Cbeyond was authorized to issue up to 15,000 shares of Preferred Stock, of which there were no shares issued or outstanding.

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

The following table summarizes the Preferred Stock transactions during the period covered by these financial statements:

	Series B	Series C

Balance at December 31, 2002	$48,455	$—
Accretion of preferred dividends	6,254	—
Accretion of issuance costs	126	—

Balance at December 31, 2003	54,835	—
Issuance of preferred stock	35	16,882
Accretion of preferred dividends	7,072	11
Accretion of issuance costs	126	2

Balance at December 31, 2004	62,068	16,895
Adjustments to issuance costs	—	(24)
Accretion of preferred dividends	6,719	1,831
Accretion of issuance costs	107	42
Conversion to common stock	(68,894)	(18,744)

Balance at December 31, 2005	$—	$—

6. Long-term debt

At December 31, 2005, there was no long-term debt outstanding as a result of the Company using proceeds from its initial public offering of common stock to pay off and cancel its credit facility with Cisco Capital (the “Credit Facility”). Subsequent to December 31, 2005, the Company finalized a line of credit for up to $25,000 with Bank of America, the major terms of which are outlined as follows.

On February 8, 2006, the Company entered into a credit agreement with Bank of America that provides for a secured revolving line of credit for up to $25,000. The interest rates applicable to loans under the revolving line of credit are floating interest rates that, at the Company’s option, will equal a LIBO rate or an alternate base rate plus, in each case, and applicable margin. The base rate is a fluctuating interest rate equal to the higher of (a) the prime rate of interest per annum publicly announced from time to time by Bank of America, as administrative agent, as its prime rate in effect at its principal office in New York City and (b) the overnight federal funds rate plus 0.50%. The interest periods of the Eurodollar loans shall be 1, 2, 3 or 6 months, at the Company’s option. The applicable margins for LIBO rate loans are 2.25%, 2.50%, and 2.75% for loans drawn in aggregate up to $8,300, between $8,300 and $16,600, and between $16,600 and $25,000, respectively. The applicable margins for alternate base rate loans are 0.75%, 1.00%, and 1.25% for loans drawn in aggregate up to $8,300, between $8,300 and $16,600, and between $16,600 and $25,000, respectively. In addition, the Company is required to pay to Bank of America under the revolving line of credit a commitment fee for unused commitments at a per annum rate of 0.50%. The term of the facility is five years. In addition, the facility contains certain restrictive covenants, including restrictions on the payment of dividends.

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

As of December 31, 2004, long-term debt consisted of the following:

December 31,
2004

Credit Facility:
Principal balance	$64,387
Carrying value in excess of principal	5,944

70,331
Less current portion	(13,666)

Long-term debt	$56,665

The Company entered into the Credit Facility in 2001 to support the Company’s entry into its first five markets. The Credit Facility was amended five times through March 2005 to accommodate new market expansions and changing economic conditions. After all amendments, the Credit Facility provided for borrowings of up to $105,400 through December 31, 2005, payable in quarterly installments through March 31, 2010. The Credit Facility was secured by substantially all of the assets and equity of the Company and restricted the payment of dividends. Borrowings under the facility bore interest at either a variable rate of LIBOR plus a margin of between 3.5% and 5.5%, depending on the Company’s leverage ratio, or at a fixed rate that ranged from 6.85% to 8.85% during the time the loan was outstanding. The majority of borrowings available under the Credit Facility were restricted to purchases of network equipment and services.

In connection with amendments to the Credit Facility in November 2002, the Company issued warrants to Cisco Capital to acquire up to 720 shares of the Company’s common stock at an exercise price of approximately $0.04 per share. The Company calculated a fair value for the warrants of $2,215 using a binomial valuation model with the following assumptions: volatility factor of 97.9%, fair value of common stock of $3.10, estimated life of the warrants of 7.4 years, and risk-free interest rate of 3.64%. These warrants, which were subject to vesting upon the occurrence of certain triggering events, became fully vested during 2005 and were exercised in 2005 subsequent to the initial public offering.

In addition, the Company amended the Credit Facility as part of a corporate reorganization in November 2002. In conjunction with this amendment, Cisco Capital cancelled $25,000 of the amount outstanding in exchange for 753 shares of Series B (Debt Exchange). As a result of the significant discount on the value of the Company’s debt cancelled in the Debt Exchange, the Company accounted for the exchange as a troubled debt restructuring in accordance with SFAS No. 15 and EITF Issue No. 02-4, Determining whether Debtor’s Modification or Exchange of Debt Instruments is within the Scope of FASB Statement No. 15. Under SFAS No. 15, a gain is recognized to the extent that the carrying amount of the debt before the restructuring, net of unamortized discounts and loan costs and other consideration exchanged as partial settlement, exceeds future contractual payments (principal and interest combined) of the restructured debt. Based on this calculation, the Company recorded a gain of $4,338 at the date of the restructuring. Projected future interest payments estimated based on the interest rate in effect at

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

the date of the restructuring, approximately 7.3%, were considered carrying value in excess of principal. As interest was paid in subsequent periods, payments were applied against the carrying value, resulting in no interest expense after the date of restructuring, except to the extent actual interest rates exceeded the interest rate in effect at the date of restructuring, which occurred during 2003 and 2004. During 2003 and 2004, such changes in estimates totaled approximately $282 and $259 and are reflected as an increase in interest expense. The effects of such fluctuations are recognized in the period the applicable interest rate changes, except that no gain is recorded until it can no longer be offset by future payments.

The table below illustrates the activity recognized from the date of the troubled debt restructuring through the final pay-off of the debt after the initial public offering.

Debt cancelled	$25,000

Less:
Value of preferred stock exchanged	(2,902)
Warrants issued with restructure	(2,215)
Unamortized debt discount	(3,636)
Unamortized deferred financing costs written off	(393)
Restructuring transaction costs	(264)

Carrying value in excess of principal at restructure	15,590

Gain on restructuring of debt	(4,338)
Interest payments recorded as a reduction of carrying value in 2002	(449)

Carrying value in excess of principal as of December 31, 2002	10,803
Interest payments recorded as a reduction of carrying value in 2003	(2,578)

Carrying value in excess of principal as of December 31, 2003	8,225
Interest payments recorded as a reduction of carrying value in 2004	(2,281)

Carrying value in excess of principal as of December 31, 2004	5,944

Interest payments recorded as a reduction of carrying value in 2005	(1,618)
Write-off of net remaining carrying value in excess of principal upon early repayment of debt	(4,326)

Carrying value in excess of principal as of December 31, 2005	$—

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

7. Income taxes

The current and deferred income tax provisions were as follows for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005

Current
Federal	$—	$—	$—
State	—	—	—

Total current	—	—	—

Deferred
Federal	(9,892)	(4,002)	6,097
State	(1,309)	(286)	436
Change in valuation allowance	11,201	4,288	(6,533)

Total deferred	$—	$—	$—

Income tax provision	$—	$—	$—

The following table summarizes the significant differences between the U.S. federal statutory tax rate and the Company’s effective tax rate for financial statement purposes for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005

Federal income tax (benefit) provision at statutory rate	$(9,937)	$(4,010)	$1,308
State income taxes, net of federal benefit	(1,315)	(286)	93
Nondeductible expenses	51	8	147
Adjustments to net operating loss carryforward	—	—	4,985
Change in valuation allowance	11,201	4,288	(6,533)

	$—	$—	$—

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

The income tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective income tax bases, which give rise to deferred tax assets and liabilities, as of December 31, 2004 and 2005 are as follows:

	2004	2005

Deferred tax assets:
Net operating loss	$45,637	$38,068
Carrying value in excess of principal	2,289	831
Allowance for doubtful accounts	465	679
Impairment of investments	175	176
Accrued liabilities	1,463	2,421
Organization costs	14	—
Other	221	(118)

Gross deferred tax assets	50,264	42,057

Deferred tax liabilities:
Property and equipment	4,958	3,284

Gross deferred tax liabilities	4,958	3,284

Net deferred tax assets	45,306	38,773
Valuation allowance	(45,306)	(38,773)

Net deferred taxes	$—	$—

The Company has federal and state net operating loss carryforwards of approximately $103,728 and $70,543 for years ended 2004 and 2005, respectively, which begin expiring in 2020. Utilization of existing net operating loss carryforwards may be limited in future years if significant ownership changes were to occur. The Company has recorded a valuation allowance equal to the net deferred tax assets at December 31, 2004 and 2005, due to the uncertainty of future taxable income.

The provision for income taxes during the six months ended June 30, 2006 consisted of $125 of estimated alternative minimum tax (AMT) expected to be due at year-end, based on current annual book and taxable income projections. The AMT tax results from the ability to offset only 90% of AMT net operating losses against AMT taxable income. The AMT results in a credit that will be used to offset income taxes due in future periods, when and if the Company pays regular income tax.

The Company reported net income for the six months ended June 30, 2006 and expects net income for the year ending December 31, 2006 based on management’s current projections. The Company has recorded alternative minimum taxes at an estimated annual effective tax rate of 8% for the six months ended June 30, 2006 in accordance with interim reporting requirements of SFAS 109, and APB Opinion No. 28, Interim Financial Reporting.

Under FAS 123(R), adopted January 1, 2006, deferred tax assets resulting from expected future tax deductions are offset by a full valuation allowance, and future excess tax deductions will

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

result in an increase to Additional Paid-in-Capital. Further, under this new standard, the Company continues to follow the with-and-without approach and considers the impact of excess stock option deductions last when computing its income tax provision.

The Company is currently using Regular and Alternative Minimum Tax, or AMT, net operating losses to offset taxable income expected to be generated for the year. The Company is evaluating whether any net operating losses are limited due to changes in ownership.

8. Stock incentive plans

In November 2005, in connection with the Company’s Initial Public Offering, the Company adopted the Cbeyond Communications, Inc. 2005 Equity Incentive Plan (Incentive Plan). The Incentive Plan permits the grant of nonqualified stock options, incentive stock options, restricted stock and stock purchase rights. The number of shares of common stock that may be issued pursuant to the Plan is 2,191. Substantially all of the options granted under the Incentive Plan following the 2005 Initial Public Offering vest at a rate of 25% per year over four years, although the Board of Directors may occasionally approve a different vesting period. Options are granted at exercise prices not less than fair market value of the Company’s common stock on the date of grant. The fair market value of the Company’s common stock will be determined by the closing price of the Company’s common stock on the NASDAQ on the grant date. Options expire 10 years after the grant date.

In November 2002, in connection with the Company’s recapitalization, the Company adopted the Cbeyond Communications, Inc. 2002 Equity Incentive Plan (2002 Plan) and issued 1,621 and 295 options thereunder with respective vesting periods of two and three years. The 2002 Plan permits the grant of nonqualified stock options, incentive stock options and stock purchase rights. The number of shares of common stock that may be issued pursuant to the 2002 Plan is 3,608. Substantially all of the options granted under the 2002 Plan following the 2002 recapitalization vest at a rate of 25% per year over four years, although the Board of Directors may occasionally approve a different vesting period. Options are granted at exercise prices equal to or greater than 85% of estimated fair value of the Company’s common stock on the date of grant. For each fiscal year since the 2002 recapitalization and prior to the Company’s Initial Public Offering in November 2005, the Company had determined the fair value of its common stock by using independent external valuation events such as arms-length transactions in our shares, significant business milestones that may have affected the value of our business, and internal valuation estimates based on discounted cash flow analysis of our financial results or other metrics, such as multiples of revenue and adjusted EBITDA. Options expire 10 years after the grant date.

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

A summary of the status of the Incentive Plan, the 2002 Plan and the 2000 Plan is presented in the table below:

	Shares	Weighted average exercise price

Outstanding, December 31, 2002	2,107	$3.9110
Granted	714	3.8800
Exercised	(12)	3.8804
Forfeited	(145)	3.9669

Outstanding, December 31, 2003	2,664	3.8998
Granted	344	11.3502
Exercised	(8)	3.8800
Forfeited	(118)	4.1147

Outstanding, December 31, 2004	2,882	4.7809
Granted	971	11.8654
Exercised	(33)	3.9158
Forfeited	(177)	6.6380

Outstanding, December 31, 2005	3,643	6.6004
Granted	905	13.5600
Exercised	(96)	12.3100
Expired	(11)	6.1600
Forfeited	(429)	4.3600

Outstanding, June 30, 2006 (unaudited)	4,012	$8.2800

Options exercisable, December 31, 2003	1,463	$3.9898

Options exercisable, December 31, 2004	2,003	$3.9006

Options exercisable, December 31, 2005	2,236	$4.2490

Options exercisable, June 30, 2006 (unaudited)	2,057	$5.0300

Options available for future grant, December 31, 2005	2,110

The weighted-average fair value of all options at grant date for options granted in 2003, 2004, and 2005 was $3.8757, $5.5736 and $11.8654 per share, respectively. The amount by which fair value of the stock exceeds an option’s exercise price at the applicable grant date is amortized over the vesting period and recognized as non-cash stock option compensation in the consolidated statement of operations. The weighted-average remaining contractual life of outstanding options at December 31, 2005 is 7.8 years.

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

The following table provides additional information based on the exercise prices of options outstanding at December 31, 2005:

Option price	Options outstanding	Options exercisable	Contractual life

$3.88	2,409	2,135	7.0
$11.71	99	4	9.9
$11.83	617	12	9.1
$12.00	262	2	9.8
$12.03	252	79	8.6
$13.43	4	4	5.5

Total	3,643	2,236	7.8

Prior to January 1, 2006, the Company followed APB No. 25 and related Interpretations in accounting for its stock options. Under APB No. 25, if the exercise price of the Company’s employee stock options equals the market value of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information regarding net loss, as presented in Note 2, is required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123 as of its effective date. The fair value of these options was estimated at the date of grant using a binomial option-pricing model with the following weighted-average assumptions:

	Year ended December 31			Six months ended June 30
	2003	2004	2005	2005

				(unaudited)
Risk-free interest rate	3.7%	3.4%	3.9%	3.5%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	79.2%	53.7%	55.3%	51.9%
Expected lives (years)	7.6	7.5	6.7

The weighted-average fair value of all options at grant date for options granted during the six month period ended June 30, 2005 was $11.83 per share. Prior to January 1, 2006, the amount by which fair value of the stock exceeds an option’s exercise price at the applicable grant date is amortized over the vesting period and recognized as non-cash stock option compensation in the consolidated statement of operations. During the six months ended June 30, 2005, the Company issued 30 shares of common stock resulting from the exercise of stock options, with a total intrinsic value of $280.

During the six months ended June 30, 2006, the Company issued 429 shares of common stock resulting from the exercise of stock options. The total intrinsic value of options exercised during the six months ended June 30, 2006 based on market value at the exercise dates was $5,821. As of June 30, 2006, unrecognized compensation cost related to unvested stock option awards totals

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

approximately $12,353 and is expected to be recognized over a weighted-average period of 1.97 years. The weighted-average remaining contractual life of outstanding options at June 30, 2006 was 7.8 years. The weighted-average remaining contractual life of exercisable options at June 30, 2006 was 6.8 years. The weighted-average fair value of all options at grant date for options granted during the six months ended June 30, 2006 was $13.56 per share. As of June 30, 2006, the aggregate intrinsic value of outstanding options was $54,304.

Beginning in 2006, the fair value, under FAS 123(R), was estimated at the date of grant using a binomial option-pricing model with the following weighted-average assumptions:

June 30, 2006

(unaudited)
Risk-free interest rate	4.6%
Expected dividend yield	0.0%
Expected volatility	62.4%
Suboptimal exercise barrier	2.8

Expected volatilities are based on historical volatilities experienced by companies considered representative of Cbeyond in terms of industry and/or life cycle stage. We also use historical data to estimate the term that options are expected to be outstanding and the forfeiture rate of options granted. The risk-free interest rate is based on the U.S. Treasury zero-coupon securities using the contractual term of the option. Options with graded vesting are valued as multiple awards and expensed on a straight line basis over the vesting period. The amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the award that is vested at that date.

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

9. Commitments

The Company has entered into various operating and capital leases, with expirations through 2016, for network facilities, office space, equipment, and software used in its operations. Future minimum lease obligations under non-cancelable operating leases and maturities of capital lease obligations as of December 31, 2005 are as follows:

	Operating	Capital

2006	$2,423	$400
2007	3,831
2008	3,932
2009	3,998
2010	3,674
Thereafter	15,442

	$33,300	400

Less amounts representing interest		(18)

Present value of minimum lease payments		382
Less current portion		382

Obligations under capital leases—net of current portion		$—

Total rent expense for the years ended December 31, 2003, 2004 and 2005 was $2,017, $2,218 and $2,766, respectively. Certain real estate leases have fixed escalation clauses, rent holidays, and leasehold improvement allowances. Such allowances were $409 and $887 in 2004 and 2005, respectively. Expense under such operating leases is recorded on a straight-line basis over the life of the lease.

The net book value of the software under capital leases at December 31, 2003, 2004 and 2005 was $1,197, $870 and $544, respectively. The Company applies its incremental borrowing rate in effect at the time a capital lease is initiated to determine the present value of the future minimum lease payments.

At December 31, 2005, the Company had outstanding letters of credit of $1,637. These letters of credit expire at various times through August 2007 and collateralize the Company’s obligations to third parties for leased space. The fair value of these letters of credit approximates contract values.

10. Employee benefit plan

The Company has a 401(k) Profit Sharing Plan (Plan) for the benefit of eligible employees and their beneficiaries. All employees are eligible to participate in the Plan on the first day of the following quarter of the Plan year following the date of hire provided they have reached the age of 18. The Plan provides for an employee deferral up to 25% of eligible compensation. The Plan does not provide for a matching contribution by the employer.

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

11. Selected quarterly financial data (unaudited)

Unaudited interim results

The accompanying unaudited interim condensed consolidated financial statements and information have been prepared in accordance with accounting principles generally accepted in the United States and in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management these financial statements contain all normal and recurring adjustments considered necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

	First quarter	Second quarter	Third quarter	Fourth quarter

2004
Revenue	$24,503	$26,949	$29,732	$32,127
Gross profit (exclusive of depreciation and amortization)	18,072	19,297	21,247	22,970
Write-off of public offering cost	—	—	—	1,103
Operating loss	(2,906)	(1,574)	(1,015)	(1,828)
Depreciation and amortization expense	6,306	5,225	5,360	5,756
Net loss	$(3,791)	$(2,551)	$(1,797)	$(3,317)
Net loss attributable to common stockholders	$(5,471)	$(4,282)	$(3,600)	$(5,186)
Net loss attributable to common stockholders per common share—basic and diluted	$(43.77)	$(33.02)	$(27.59)	$(39.50)

	First quarter	Second quarter	Third quarter	Fourth quarter

2005
Revenue	$35,176	$38,182	$41,403	$44,336
Gross profit (exclusive of depreciation and amortization)	24,732	26,802	29,408	30,994
Operating income (loss)	(1,117)	(289)	1,380	1,349
Depreciation and amortization expense	5,674	5,978	6,097	6,411
Gain from write-off of carrying value in excess of principal	—	—	—	4,060
Net income (loss)	$(1,576)	$(932)	$928	$5,316
Net income (loss) attributable to common stockholders	$(3,961)	$(3,417)	$(1,660)	$4,224
Net Income (loss) attributable to common stockholders per common share—basic	$(28.63)	$(21.96)	$(10.06)	$0.26
Net income (loss) attributable to common stockholders per common share—diluted	$(28.63)	$(21.96)	$(10.06)	$0.20

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

12. Segment information

The Company is organized and managed on a geographical segment basis, as follows: Atlanta, Dallas, Denver, Houston, Chicago and Los Angeles. The balance of operations are centralized in the Corporate group and serve all customers and markets. The Corporate group primarily consists of executive, administrative and support functions and unallocated operations, including network operations, customer care, and customer provisioning. The Corporate costs are not allocated to the individual operating segments.

Specifically, the Company’s chief operating decision maker allocates resources to and evaluates the performance of its segments based on revenue, direct operating expenses, and certain non-GAAP financial measures. The accounting policies of the Company’s reportable segments are the same as those described in the summary of significant accounting policies.

The asset totals disclosed by segment are directly managed at the segment level and include accounts receivable and certain fixed assets uniquely identifiable with the operations of a particular segment. Corporate assets primarily include cash and cash equivalents, investments, fixed assets, and other assets.

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

The table below presents information about the Company’s reportable segments:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006

				(unaudited)
Revenue:
Atlanta	$27,033	$42,236	$53,719	$25,402	$30,795
Dallas	19,813	33,129	42,277	20,035	24,591
Denver	18,667	35,051	47,916	22,494	28,542
Houston	—	2,895	13,051	5,128	11,519
Chicago	—	—	2,134	299	4,456
Los Angeles	—	—	—	—	209

Total revenue	$65,513	$113,311	$159,097	$73,358	$100,112

Adjusted EBITDA
Atlanta	$11,851	$24,986	$30,174	$14,541	$18,026
Dallas	4,235	12,353	18,561	8,268	10,922
Denver	5,230	17,750	24,954	11,709	15,265
Houston	(187)	(3,954)	1,377	(190)	3,121
Chicago	—	(565)	(5,470)	(3,318)	(1,696)
Los Angeles	—	—	(382)	—	(2,467)
Corporate	(25,495)	(33,768)	(43,407)	(20,612)	(26,593)

Total Adjusted EBITDA	$(4,366)	$16,802	$25,807	$10,398	$16,578

Operating income (loss):
Atlanta	$7,384	$18,922	$24,255	$11,505	$15,166
Dallas	678	7,281	13,374	5,625	8,177
Denver	2,568	13,404	19,773	9,142	12,720
Houston	(210)	(4,658)	(285)	(879)	1,887
Chicago	—	(568)	(6,090)	(3,476)	(2,347)
Los Angeles	—	—	(382)	—	(2,614)
Corporate	(36,078)	(41,704)	(49,322)	(23,323)	(31,898)

Total operating income (loss)	$(25,658)	$(7,323)	$1,323	$(1,406)	$1,091

Depreciation and amortization expense:
Atlanta	$4,465	$6,064	$5,919	$3,036	$2,862
Dallas	3,557	5,072	5,187	2,643	2,745
Denver	2,663	4,346	5,181	2,567	2,545
Houston	24	703	1,662	689	1,234
Chicago	—	3	620	158	651
Los Angeles	—	—	—	—	147
Corporate	10,562	6,459	5,591	2,559	3,257

Total depreciation and amortization	$21,271	$22,647	$24,160	$11,652	$13,441

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006

				(unaudited)
Capital expenditures:
Atlanta	$7,944	$2,742	$4,946	$1,965	$3,051
Dallas	6,181	2,870	3,976	1,287	4,662
Denver	6,379	3,903	3,838	1,744	2,881
Houston	948	4,041	4,039	1,653	2,004
Chicago	—	2,325	3,256	1,650	1,443
Los Angeles	—	—	2,131	93	1,663
Corporate	4,753	7,860	7,580	1,972	6,841

Total capital expenditures	$26,205	$23,741	$29,766	$10,364	$22,545

Total assets:
Atlanta	$16,227	$12,552	$12,954	$12,525	$13,796
Dallas	14,528	11,920	11,514	11,161	13,920
Denver	12,382	11,731	11,463	11,753	12,528
Houston	930	5,355	9,113	7,258	11,059
Chicago	—	2,322	5,695	4,079	7,428
Los Angeles	—	—	2,131	—	3,835
Corporate	42,981	55,323	61,962	51,094	59,421

Total assets	$87,048	$99,203	$114,832	$97,870	$121,987

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006

				(unaudited)
Reconciliation of Adjusted EBITDA to Net income (loss):
Total Adjusted EBITDA for reportable segments	$(4,366)	$16,802	$25,807	$10,398	$16,578
Depreciation and amortization	(21,271)	(22,647)	(24,160)	(11,652)	(13,441)
Non-cash stock option compensation	(21)	(375)	(324)	(152)	(2,046)
Write-off of public offering cost	—	(1,103)	—	—	—
Interest income	715	637	1,325	508	799
Interest expense	(2,333)	(2,788)	(2,424)	(1,315)	(46)
Gain from write-off of carrying value of debt in excess of principal	—	—	4,060	—	—
Loss on disposal of property and equipment	(1,986)	(1,746)	(539)	(273)	(293)
Other income (expense), net	(220)	(236)	(9)	(22)	—

Income (loss) before income taxes	(29,482)	(11,456)	3,736	(2,508)	1,551
Income tax expense	—	—	—	—	(125)

Net income (loss)	$(29,482)	$(11,456)	$3,736	$(2,508)	$1,426

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

13. Initial public offering costs

In 2004, the Company began work in connection with an initial public offering of common stock. In connection with the proposed offering, the Company incurred legal and accounting fees of approximately $1.1 million. Although such transaction costs are typically deferred and deducted from the proceeds of this offering as a charge against additional paid-in capital, due to the length of time that has transpired since these costs were incurred and other considerations, management determined it was appropriate to expense such costs. Beginning in early 2005, the Company began incurring additional costs associated with its initial public offering which occurred in November 2005. The costs associated with the November 2005 public offering, excluding the underwriting discount, totaled $3,641 and were offset against the proceeds of the offering.

14. Contingencies

Triennial Review Remand Order

In February 2005, the Federal Communications Commission (the “FCC”) issued its Triennial Review Remand Order (the “TRRO”) and adopted new rules, effective March 11, 2005, governing the obligations of incumbent local exchange carriers (ILECs) to afford access to certain of their network elements, if at all, and the cost of such facilities. The TRRO reduces the ILECs’ obligations to provide high-capacity loops within, and dedicated transport facilities between, certain ILEC wire centers that are deemed to be sufficiently competitive, based upon various factors such as the number of fiber-based colocators and/or the number of business access lines within such wire centers. In addition, certain caps are imposed regarding the number of UNE facilities that a company, like the Company, may have on a single route or into a single building. Where the wire center conditions or the caps are exceeded, the TRRO eliminates the ILECs’ obligations to provide these high-capacity circuits to competitors at the discounted rates historically received under the 1996 Telecommunications Act.

The rates charged by ILECs for the Company’s high-capacity circuits in place on March 11, 2005 that were affected by the FCC’s new rules were increased 15% effective for one year until March 2006. In addition, by March 10, 2006, the Company was required to transition those existing facilities to alternative arrangements, such as other competitive facilities or the higher-priced “special access services” offered by the ILECs, unless another rate had been negotiated. Subject to any contractual protections under the Company’s existing interconnection agreements with ILECs, beginning March 11, 2005, the Company was also potentially subject to the ILECs’ higher “special access” pricing for any new installations of DS-1 loops and/or DS-1 and DS-3 transport facilities in the affected ILEC wire centers, on the affected transport routes or that exceeded the caps.

The Company estimated the probable liability for implementation of certain provisions of the TRRO and accrued approximately $1,892 through December 31, 2005 for these liabilities, which were charged to cost of service in the year ended December 31, 2005. The estimate includes $1,553 for the total cost impact related to wire centers and transport routes deemed sufficiently competitive. For costs associated with the caps imposed on the number of circuits that the

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

Company may have on a single route or into a single building, approximately $339 is reflected in the results of operations through December 31, 2005. This estimate is for all markets except for a portion of Denver’s circuits and is based on special access rates available under volume and/or term pricing plans, which represent the low end of the range for special access pricing. Special access pricing is also available under month to month pricing plans, which are at substantially higher rates and represent the high end of the range for special access pricing. The Company believes volume and/or term pricing plans are the most probable pricing regime it will be subject to based largely on its intent to enter into volume and/or term commitments where more attractively priced alternatives do not exist. However, the December 31, 2005 accrual would increase by approximately $1,379 if it were based on the higher month to month rates. Due to inconsistencies and ambiguities in the FCC order as to the application of the loop and transport caps, the total cost impact for Denver is not reasonably estimable until interpretations of the rule are completed or contract negotiations with the ILEC are finalized. Although the Company does not believe it is likely that it will incur additional expenses above what it has accrued through December 31, 2005, additional costs of approximately $1,613 are possible relating to the caps for the Denver market through December 31, 2005.

The Company estimated the probable liability for implementation of certain provisions of the TRRO and has accrued approximately $3,394 through June 30, 2006 for these liabilities, $926 of which was charged to cost of service in the quarter ended June 30, 2006. The cumulative estimate includes $2,637 for the total cost impact related to wire centers and transport routes deemed sufficiently competitive and $757 for costs associated with the caps imposed on the number of circuits that the Company may have on a single route or into a single building. This estimate is for all markets and is based on special access rates available under volume and/or term pricing plans, which represent the low end of the range for special access pricing. Special access pricing is also available under month to month pricing plans, which are at substantially higher rates and represent the high end of the range for special access pricing. The Company believes volume and/or term pricing plans are the most probable pricing regime it will be subject to based largely on its intent to enter into volume and/or term commitments where more attractively priced alternatives do not exist. However, the June 30, 2006 accrual would increase by approximately $1,890 if it were based on the higher month to month rates. The TRRO accrual, as well as the estimate range, continues to increase with the growth of the business; however, the Denver caps pricing is now known, as the Company finalized new interconnection agreements for the Denver market in the second quarter of 2006, which eliminates the need for any possible additional costs above that which is already recorded as of the end of June 30, 2006.

Georgia regulatory ruling

In February 2006, the Georgia Public Service Commission (the “PSC”) adopted a recommendation by the staff of the PSC to implement increased rates for the lease of unbundled network elements provided by BellSouth. This recommendation relates to a complaint filed by BellSouth in 2003 with the PSC. The increase rates implemented by the PSC are applicable going forward and on a retroactive basis back to September 2003.

Cbeyond, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2005

The Company estimated and accrued approximately $1,471 through December 31, 2005 for the cumulative impact of this action, which was charged to cost of service in the fourth quarter of 2005. Prior to the PSC staff recommendation, there was insufficient information as to whether the outcome of this matter would result in a change in pricing and whether such change in pricing, if any, would be applied retroactively or prospectively.

During the six months ended June 30, 2006, the Company accrued an additional $594 relating to the new pricing, resulting in a total accrual of $2,065 as of June 30, 2006. Although the Company continues to negotiate the final settlement of the retroactive payment due, the recorded accrual represents management’s best estimate of the ultimate settlement of this matter.

General regulatory contingencies

The Company operates in a highly regulated industry and is subject to regulation by telecommunications authorities at the federal, state and local levels. Decisions made by these agencies, including the various rulings made to date regarding interpretation and implementation of the TRRO, are frequently challenged through both the regulatory process and through the court system. Challenges of this nature often are not resolved for long periods of time and occasionally include retroactive impacts, such as the Georgia PSC ruling discussed above. At any point in time, there are a number of similar matters before the various regulatory agencies that could be either beneficial or adverse to the Company’s results of operations. The Company regularly evaluates the potential impact of matters undergoing challenges to determine whether sufficient information exists to require either disclosure and/or accrual in accordance with Statement of Financial Accounting Standard No. 5, Accounting for Contingencies. However, due to the nature of the regulatory environment, reasonably estimating the range of possible outcomes and the probabilities of the possible outcomes is difficult since many matters could range from a gain contingency to a loss contingency.

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of our common stock.

3,576,087 Shares

Common Stock

Prospectus

                            , 2006

Part II

Information not required in the prospectus

Item 13. Other expenses of issuance and distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc. and estimates of all other expenses to be incurred in connection with the distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee	$11,881
NASD filing fee	11,604
Printing and engraving expenses	150,000
Legal fees and expenses	500,000
Accounting fees and expenses	200,000
Transfer agent and registrar fees	15,000
Miscellaneous	100,000

Total	$988,485

No portion of the above expenses will be paid by the selling stockholders.

Item 14. Indemnification of directors and officers

We are incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our amended and restated bylaws provide for indemnification of the officers and directors to the fullest extent permitted by applicable law.

The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent sales of unregistered securities

Set forth in chronological order is information regarding all securities sold and employee stock options granted from September 2003 to date (except as otherwise noted) by us and by Cbeyond Investors, LLC, which merged with us in November 2002. Also included is the consideration, if any, received for such securities, and information relating to the section of the Securities Act of 1933, as amended, and the rules of the SEC pursuant to which the following issuances were exempt from registration. None of these securities were registered under the Securities Act. No award of options involved any sale under the Securities Act. No sale of securities involved the use of an underwriter and no commissions were paid in connection with the sales of any securities.

1. At various times during the period from September 2003 through December 2005, we granted options to purchase an aggregate of 1,716,316 shares of common stock to employees and directors at exercise prices ranging from $3.88 to $12.03.

2. On December 29, 2004, we issued and sold 1,436,533 shares of Series C participating preferred stock for an aggregate purchase price of $17.0 million to certain holders of our Series B preferred stock and a number of new investors.

3. On December 29, 2004, we issued and sold 9,006 shares of Series B participating preferred stock for a purchase price of $34,945 to a holder of our Class A Preferred Stock pursuant to a pre-existing arrangement with the holder.

The issuances of the securities described in paragraph 1 were exempt from registration under the Securities Act under Rule 701, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of such options and common stock were our employees and directors, who received the securities under our compensatory benefit plans or a contract relating to compensation. Appropriate legends were affixed to the share certificates issued in such transactions. All recipients either received adequate information from us or had adequate access, through their employment with us or otherwise, to information about us.

The issuances of the securities described in paragraphs 2 and 3 were exempt from registration under the Securities Act in reliance on Section 4(2) because the issuance of securities to recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to resale or distribution thereof, and appropriate legends were affixed to share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs 2 and 3 were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us. All of the shares of Series B preferred stock described in paragraphs 2 and 3 and all of the shares of Series C preferred stock described in paragraph 2 automatically converted into shares of common stock at the time of our initial public offering.

Item 16. Exhibits and financial statement schedule

(a) Exhibits

Exhibit No.		Description of Exhibit

1.1		Form of Underwriting Agreement.

3.1	*	Second Amended and Restated Certificate of Incorporation of Cbeyond, Inc., as amended.

3.2	(a)	Second Amended and Restated Bylaws of Cbeyond Communications, Inc.

5.1		Opinion of Latham & Watkins LLP.

10.1	(a)	Third Amended and Restated Registration Rights Agreement, dated as of December 29, 2004, by and among Cbeyond Communications, Inc. and the other signatories thereto.

10.2	(a)	2005 Equity Incentive Award Plan of Cbeyond Communications, Inc.

10.3	(a)	2002 Equity Incentive Plan of Cbeyond Communications, Inc.

10.4	(a)	2000 Stock Incentive Plan (as amended) of Cbeyond Communications, Inc.

10.5	(a)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2005 Equity Incentive Award Plan of Cbeyond Communications, Inc.

10.6	(a)	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2005 Equity Incentive Plan of Cbeyond Communications, Inc.

10.7	(a)	Form of Amended and Restated At-Will Employment Agreement.

10.8	(b)	Credit Agreement, dated as of February 8, 2006, by and among Cbeyond Communications, LLC, Bank of America and the other parties thereto.

10.9	(c)	Letter of Commitment received by Bank of America, whereby Bank of America will provide us a secured revolving line of credit for up to $25.0 million.

21.1	(a)	Subsidiaries of Cbeyond, Inc.

23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2		Consent of Latham & Watkins LLP (included in Exhibit 5.1).

*	Previously filed.

(a)	Incorporated by reference to Registration Statement on Form S-1 filed on May 16, 2005 (File No. 333-124971), as amended by Amendment No. 1 filed on June 30, 2005, by Amendment No. 2 filed on July 27, 2005, by Amendment No. 3 filed on August 24, 2005, by Amendment No. 4 filed on September 20, 2005, by Amendment No. 5 filed on October 3, 2005, by Amendment No. 6 filed on October 5, 2005, by Amendment No. 7 filed on October 7, 2005 and by Amendment No. 8 filed on October 27, 2005.

(b)	Incorporated by reference to Form 8-K dated February 14, 2006 filed on February 14, 2006 (File No. 000-51588).

(c)	Incorporated by reference to Form 10-Q for the period ended September 30, 2005 filed on December 8, 2005 (File No. 000-51588).

(d)	Incorporated by reference to Form 10-Q for the period ended March 31, 2006 filed on May 15, 2006 (File No. 000-51588).

(b) Financial Statement Schedules

The following financial schedule is a part of this registration statement and should be read in conjunction with the consolidated financial statements of Cbeyond, Inc.:

Cbeyond, Inc. and subsidiaries

Schedule II—Valuation and qualifying accounts

Years ended December 31, 2003, 2004 and 2005

(Dollars in thousands)	Balance at beginning of year	Additions charged to cost and expenses	Less deductions	Balance at end of year

Allowance for doubtful accounts receivable
2003	$789	$1,369	$(1,373)	$785
2004	785	2,393	(2,145)	1,033
2005	1,033	3,468	(2,690)	1,811

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from this form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in this form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on September 25, 2006.

CBEYOND, INC.

By:	/s/ JAMES F. GEIGER
James F. Geiger Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* James F. Geiger	Chairman, President and Chief Executive Officer	September 25, 2006

/S/ J. ROBERT FUGATE J. Robert Fugate	Executive Vice President and Chief Financial Officer	September 25, 2006

/S/ HENRY C. LYON Henry C. Lyon	Chief Accounting Officer	September 25, 2006

/S/ JOHN CHAPPLE John Chapple	Director	September 25, 2006

* Douglas C. Grissom	Director	September 25, 2006

* D. Scott Luttrell	Director	September 25, 2006

* James N. Perry, Jr.	Director	September 25, 2006

* David A. Rogan	Director	September 25, 2006

* Robert Rothman	Director	September 25, 2006

*By:	/S/ J. ROBERT FUGATE J. Robert Fugate Attorney-in-Fact